UNIVERSAL STUDIOS JAPAN

07026970

RECEIVED

2007 SEP 27 A 9:45

FICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-35074

September 25, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: USJ Co., Ltd. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- An English translation of documents published, filed, or distributed since March 5, 2007, attached as Annex A hereto.
- A brief description of Japanese language document filed since March 5,2007 attached as Annex A hereto.

If you have any questions or requests for additional information, please do not hesitate to contact us at 011-81-6-6465-3134 (telephone) or 011-81-6-6465-3534 (facsimile).

Very truly yours,

USJ Co., Ltd.

By ______
Name: Koji Iida
Title: Director and General Manager,
Finance & Administration Division

Enclosures

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

10/2

ANNEX A

LIST OF DOCUMENTS
PUBLUSHED, FILED OR DISTRIBUTED
SINCE March, 5 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Financial Results from April 1, 2006 to March 31, 2007 (Non-consolidated), dated May 10, 2007 (Attached here to as Exhibit A-1)
2. Notice of the 13th Ordinary Shareholders' Meeting, dated June 11, 2007 (Attached here to as Exhibit A-2)
3. Notice of Resolutions at the 13th Ordinary Shareholders' Meeting, dated June 27, 2007 (Attached here to as Exhibit A-3)
4. Annual Business Report to Shareholders, 2007 USJ Report, dated June 27, 2007 (Attached here to as Exhibit A-4)
5. Financial Results for the First Quarter ended June 30, 2007 (Non-consolidated), dated August 7, 2007 (Attached here to as Exhibit A-5)
6. Allotment of Stock Option for Board Members and Employees (Deeply Discounted Stock Option), dated August 7, 2007 (Attached here to as Exhibit A-6)
7. Allotment of Stock Option for Employees (Deeply Discounted Stock Option), dated August 7, 2007 (Attached here to as Exhibit A-7)

B. JAPANESE LANGUAGE DOCUMENT WITH A BRIEF DESCRIPTION

1. Annual Security Report, dated June 28, 2007 (Attached here to as Exhibit B-1)
   Annual Security Report for the fiscal year ending March 31, 2007 including audited financial statements filed with Kinki Local Finance Bureau.

Financial Results from April 1, 2006 to March 31, 2007
(Non-consolidated)

May 10, 2007

Company Name:	USJ Co., Ltd	Stock Exchange listed:	Tokyo Stock Exchange(Mothers)
Code Number:	2142	URL:	http://www.usj.co.jp/
Representative:	Glenn Gumpel, Representative Director & President		
Contact:	Syunichi Shibata, Finance & Administration Division		TEL(06)-6465-3134

Annual shareholders' meeting June 27, 2007
Submission of Financial Statements June 28,2007

(Fractional amounts less than one million yen are discarded)

1. Financial results for fiscal year ended March 31, 2007

(1)Operating Results

(The numbers of the % column are fluctuation compared with the prior year.)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
Year ended March 31,2007	72,062	5.6	7,283	387.4	5,273	—	3,793	—
Year ended March 31,2006	68,267	(2.6)	1,494	—	(582)	—	(4,634)	—

	Net Income per Share	Net Income per Share (diluted)	Ratio of Net Income to Shareholders' equity	Ratio of Ordinary Income to Total Assets	Ratio of Operating Income to Sales
	Yen	Yen	%	%	%
Year ended March 31,2007	1,973.91	1,938.13	10.6	3.9	10.1
Year ended March 31,2006	(3,159.65)	—	(25.1)	(0.4)	2.2

Reference: Equity in earnings of affiliates Year ended March 31,2007 – Year ended March31,2006 –

(2) Financial position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
Year ended March 31,2007	129,937	42,995	33.1	20,061.69
Year ended March 31,2006	142,833	28,674	20.1	13,204.47

Reference: Shareholders' equity Year ended March 31,2007 42,995 millions Year ended March 31,2006 28,674 millions

(3)) Cash flows

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
Year ended March 31,2007	17,696	(7,010)	(16,131)	21,920
Year ended March 31,2006	9,632	(2,096)	(1,429)	27,131

2. Dividend (Cash dividend)

(Base Date)	Dividend Per Share (Yen) Interim	Year end	Total	Total Dividend (Full year)	Payout ratio	Dividend rate for net assets
	Yen	Yen	Yen	Millions	%	%
Year ended 3/31/2006 (Result)	—	—	—	—	—	—
Year ended 3/31/2007 (Result)	—	—	—	—	—	—
Year ended 3/31/2007 (Projection)	750 00	750 00	1,500 00	. —	58.4	—

3. Forecast for the Fiscal Year ending March 31,2008 (From April 1, 2007 to March 31, 2008)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income per share
	Million	%	Million	%	Million	%	Million	%	Yen
Interim	37,100	5.1	4,600	39.4	3,600	50.8	3,400	143.0	1,586 44
Full-business year	73,000	1.3	8,000	9.8	6,000	13.8	5,500	45.0	2,566 30

4. Others

(1) Changes of significant accounting policies

1. Changes in accounting principles : Yes
2. Changes in other than 1 : No

(2)Number of shares issued and outstanding during the period (common stock)

1. Outstanding stock (Including treasury stock)	Year ended March 2007	2,143,161 shares	Year ended March 2006	1,541,112 shares
2. Treasury stock	Year ended March 2007	— shares	Year ended March 2006	— shares

● Explanation regarding appropriate usage of business forecast and remarks

The forward-looking statements made in this document are based on the current assumptions and beliefs of the USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the USJ Co's actual results to be materially different from any future results expressed in these forward-looking statements.

Please refer to '1. Operation Results (1) Analysis on Operation Results on page 3, for remarks on usage of the assumptions and business forecast.

1. Operation Results

(1) Analysis on Operation Results

(Operation results in the fiscal year ended March 31, 2007)

Despite some concerns such as the rise in price of crude oil and the depreciation of yen, the Japanese economy in the fiscal year ended March 31, 2007 maintained a gradual upward trend led by stable growth in personal consumption through improvement in employment and income conditions reflecting strong corporate performances.

The recovery of the Japanese economy was having a positive impact on the theme park and leisure industry. Attendance kept incremental trend even during winter thanks to the warm weather.

Under these conditions, the Company continued to develop marketing strategy mainly targeting women and family with children based on the brand positioning, World-Class Family Entertainment. Attendance boost measures such as introduction of new attractions and enhancement of seasonal events matching the needs of targeted guests were implemented, highlighting the 5th anniversary theme of the park, "Stories are reborn here."

As for new attractions, Peter Pan's Neverland, the 5th anniversary attraction, was opened in April 2006. The Land of Oz, a new area themed around the story of Wizard of Oz, was opened in July 2006. It was the first time to renew an entire area of the park since its grand opening. Wicked, a theme park adaptation of a blockbuster Broadway musical, and Toto & Friends, an entertaining animal show for family, launched the performance in the Land. In addition, Happy Harmony Celebration 5th Anniversary Special introduced in March 2006 continued the performance.

A new sensation of roller coaster, Hollywood Dream The Ride was opened in March 2007. This large-scale attraction has been received extremely well by wide range of visitors.

As for seasonal events enhancement, in Universal Wonder Halloween (September 7, 2006 – October 31, 2006), a main entertainment show with flying performance, Sorciere (meaning "a witch" in French) was performed. During Christmas season, a singing show White Christmas Carol was performed in front of the highest Christmas tree in Japan (as of August 2006; based the actual record in 2005 – by the survey on self-standing artificial tree, which was conducted by the Company.) With New Year Wish, a show featuring Sesame Street characters was performed in New Year season (December 26 – January 31). In February 2007, Universal Valentine, the first Valentine event in the theme park, was held.

With regard to marketing and sales measures, advertisement and sales activities were enhanced to draw visitors from Greater Kansai (Ishikawa, Fukui, Gifu, Mie, Aichi, Okayama, Hiroshima, Tokushima and Kagawa), a key market for further growth of attendance. The attendance boost measures were carried out in collaboration with the corporate marketing partners, transportation and travel agencies. In Asian markets, sales activities were conducted by contracted local representatives, and programs to drive visitors jointly with travel industry and government agencies were implemented.

As for merchandise and food sales, products and menu commemorated the 5th anniversary, new attractions or seasonal events were introduced. A merchandise shop Munchkin Market and a restaurant Munchkin Kitchen were newly opened in the Land of Oz.

The above mentioned activities supported by the unusually warm winter weather resulted in attendance of 8,698,000 (up 4.6% up compared with the previous fiscal year) in the fiscal year ended March 31, 2007. The Company recorded sales of ¥72,062 million (up 5.6%) reflecting the raise of admission fee in July and strong sales of attraction reservation booklet. Sales per visitor resulted in ¥7,641 (up 2.3%).

Cost of sales for the fiscal year ended March 31, 2007 was ¥55,151 million, down 2.0% from the previous fiscal year. It was primarily due to a decrease in depreciation and amortization expenses related to the completion of the depreciation or amortization period of certain assets such as show set, as well as a decrease in outsourcing expenses resulted from streamlined facility maintenance and amendment of outsourcing contract terms of merchandise distribution and custody.

Selling, general and administrative expenses for the fiscal year ended March 31, 2007 were ¥9,627 million, down 8.0% from the previous fiscal year. It was primarily due to a decrease in amortization expenses related to the completion of the amortization period of software, as well as a decrease in outsourcing expenses for IT maintenance and operations.
As a result, the operating income for the fiscal year ended March 31, 2007 increased 387.4% to ¥7,283 million.

Non-operating income for the fiscal year ended March 31, 2007 was ¥818 million, up 19.8% from the previous fiscal year, mainly due to gain on revaluation of derivatives.

Non-operating expenses for the fiscal year ended March 31, 2007 were ¥2,828 million, up 2.5% from the previous fiscal year. It was primarily due to ¥331 million of new stocks issuance related costs and ¥116 million of public offering related costs, despite a decrease in interest expenses by ¥337 million year-on-year in connection with refinancing.
As a result, the ordinary income for the fiscal year ended March 31, 2007 was ¥5,273 million, compared with the ordinary loss of ¥582 million for the previous fiscal year.

As on-going efforts to improve financial strength, we refinanced the long-term debt with syndicated loan agreement. We incurred ¥653 million of refinancing costs for the fiscal year ended March 31, 2007, decreased by ¥2,042 million from the previous fiscal year.
We recorded ¥819 million of loss on disposal of fixed assets for the fiscal year ended March 31, 2007 related to the conversion of space to accommodate the Land of Oz themed area. As a result, extraordinary loss for the fiscal year ended March 31, 2007 decreased 63.6% to ¥1,473 million.

As the result, the Company recorded ¥3,793 million in the fiscal year ended March 31, 2007 (¥4,634 million of net loss was recorded in the prior year). The Company achieved annual net profits for the first time since the grand opening of the theme park. This substantial achievement was brought by success in various measures, marketing strategy repositioning and financial reform. The Company was listed on Mothers market of the Tokyo Stock Exchange on March 16, 2007. We would like to thank all guests for visiting the theme park, shareholders for their continued support since the foundation, and business partners and other related parties for their cooperation.

Looking at Japanese economic trend for the next fiscal year, there are some factors for concern: the uncertainty of the price of crude oil, the slowdown of the U.S. economy, the impact of chain of stock price downturn. However, the current recovery is expected to continue reflecting increase in capital investment and personal consumption by improvement in corporate earnings and demand.
Under these conditions, the Company will endeavor to achieve growth and stability in corporate performance, taking advantage of the corporate strengths: 'management focus on shareholders' value', 'great location and strong contents', 'significant cash generating machine', 'strategy that is working and has more room to run', and 'low cost operation'.
The Company estimates sales of ¥ 73 billion (up 1.3% compared with the previous fiscal year), operating income of ¥ 8 billion (up 9.8%), ordinary income of ¥ 6 billion (up 13.8 %), and net income ¥ 5.5 billion (up 45.0%) for the next fiscal year.

(2)Analysis of financial position

(Assets)

Total assets as of March 31, 2007 were ¥129,937 million, decreased by ¥12,896 million from the end of the previous fiscal year.

Current assets were ¥26,594 million, decreased by ¥5,315 million from the end of the previous fiscal year because cash and deposits was reduced by ¥5,211 million to repay long-term debt in connection with refinancing syndicated loans.

Fixed assets were ¥103,332 million, decreased by ¥7,571 million from the end of the previous fiscal year. It was due to progress of depreciation of theme park facilities despite investment in the new Land of Oz and Hollywood Dream the Ride.

(Liabilities)

Total liabilities as of March 31, 2007 were ¥86,941 million, decreased by ¥27,217 million from the end of the previous fiscal year.

Current liabilities were ¥25,656 million, decreased by ¥5,761 million from the end of the previous fiscal year. It was primarily due to reduction of current portion of the long-term debt by ¥4,400 million through refinancing.

Long-term liabilities were ¥61,285 million, decreased by ¥21,455 million from the end of the previous fiscal year, reflecting reduction of long-term debt by ¥20,800 million resulted from refinancing syndicated loans.

(Net assets)

Total net assets as of March 31, 2007 were ¥42,995 million, increased by ¥14,320 million from the end of the previous fiscal year. The reduction of capital stock and capital reserve was resolved in the extraordinary shareholders' meeting held in September 2006. The capital stock of ¥26,825 million and the capital reserve of ¥12,500 million were appropriated to the entire part of accumulated deficit of ¥36,325 million yen. In addition, ¥3,000 million was appropriated to other capital surplus. The capital stock and capital reserve increased by ¥10,527 million as a result of new stocks issuance through public offering with its payment due on March 15, 2007 and the exercised stock options. In addition, reflecting the net income for the fiscal year ended March 31, 2007, retained earnings reached ¥3,793 million.

(Cash flows)

Cash and cash equivalents as of March 31, 2007 were ¥21,920 million, ¥5,211 million down from the end of the previous fiscal year. It was reflected by ¥17,696 million provided by operating activities, ¥7,010 million used in investing activities, and ¥16,131 million used in financing activities.
Cash flows from each activity for the fiscal year ended March 31, 2007, were as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was ¥17,696 million, up 83.7% compared with the previous fiscal year. It was mainly due to net income before income taxes for the fiscal year ended March 31, 2007 of ¥3,799 million, while net loss before income taxes for the previous fiscal year. It was also reflected by that decrease in accounts payable, other dropped compared with the previous fiscal year.

(Cash flows from investing activities)

Net cash used in investing activities were ¥7,010 million, up 234.5% compared with the previous fiscal year. This reflected an increase in payments to acquire tangible fixed assets mainly for the newly constructed Land of Oz and the new attraction of Hollywood Dream the Ride, which amounted to ¥6,991 million for the fiscal year ended March 31, 2007.

(Cash flows from financing activities)

Net cash used in financing activities were ¥16,131 million, up 1,028.9% compared with the previous fiscal year. This reflected a decrease in proceeds from long-term debt as well as from new stocks issuance, compared with the previous fiscal year.

Trends in the cash flow indicators of the Company are as follows:

	Year ended March 2005	Year ended March 2006	Year ended March, 2006
Shareholders' equity ratio (%)	5.5	20.1	33.1
Shareholders' equity ratio on market value basis (%)	-	-	84.6
Interest-bearing debt to cash flow ratio	7.3	8.4	3.6
Interest -coverage ratio (times)	4.8	2.6	6.4

(Notes) 1. Each indicator is calculated as follows:

Shareholder's equity ratio : Shareholders' equity/Total assets

Shareholder's equity ratio on market value basis: Total market value of stock / Total assets

Interest-bearing debt to cash flow ratio: Interest-bearing debt / Operating cash flow

Interest-coverage ratio :Cash flows from operating activities /Interest paid

*1.Interest bearing debt includes all debt listed on the balance sheet for which interest is being paid.

*2.The figures for operating cash flow and interest paid utilize the "Cash flows from Operating Activities

2. Market value based shareholder's equity is not provided here since the Company's stocks are unlisted in year ended March 2005 and 2006.

(3) Basic Policy for Profit Distribution and Dividends in fiscal 2006 and fiscal 2007

The Company's basic policy is to provide stable return to shareholders, focusing on the shareholders' value. The Company intends to determine payment of dividend according to the business results in each year and the future development of business, while maintaining internal reserve necessary for capital investment in new attractions and enhancement of financial standing, which leads to increasing the long-term shareholders' value.

The Company decided not to declare dividend at the end of the fiscal year ended March 31, 2007, as the Company's internal reserve is not sufficient enough right after it completed initial public offering. In order to return value to shareholders, the Company plans to pay the interim dividend per share of ¥750 and the year-end dividend per share of ¥750 for the year ending March 31, 2008. The estimated payout ratio of these dividends in the following year is 58.4%.

(4)Risk Factors on Business

2. Corporate Group Status

3. Management Policy

(1) Basic Management Policy
(2) Target Performance Indicators
(3) Medium to Long-term Management Strategy
(4) Issues to be addressed

2. Financial Statements

(1) Balance Sheets

(Millions of Yen)

	As of March 31, 2006			As of March 31, 2007			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
(ASSETS)							
I Current Assets							
1. Cash and deposits		27,131			21,920		
2. Accounts receivable, trade		1,844			2,066		
3. Merchandise		846			782		
4. Raw materials		89			83		
5. Supplies		989			955		
6. Advanced payment		20			19		
7. Prepaid expenses		768			681		
8. Other current assets		222			86		
Allowance for doubtful accounts		(3)			(1)		
Total Current Assets		31,910	22.4		26,594	20.5	(5,315)
II Fixed Assets							
1. Tangible fixed assets							
(1) Buildings	69,539			70,975			
Less accumulated depreciation	(14,414)	55,125		(17,336)	53,639		
(2) Structures	25,970			26,994			
Less accumulated depreciation	(6,961)	19,008		(8,362)	18,632		
(3) Machinery and equipment	60,124			62,770			
Less accumulated depreciation	(33,775)	26,348		(39,403)	23,366		
(4) Ships	450			864			
Less accumulated depreciation	(214)	235		(307)	556		
(5) Vehicles	1,012			1,011			
Less accumulated depreciation	(530)	481		(665)	346		
(6) Tools, furniture and fixtures	20,732			20,863			
Less accumulated depreciation	(15,488)	5,244		(16,885)	3,977		
(7) Construction in progress		1,436			281		
Total Tangible Fixed Assets		107,881	75.5		100,800	77.6	(7,080)

(Millions of Yen)

	As of March 31, 2006			As of March 31, 2007			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
2. Intangible fixed assets							
(1) Software		597			387		
(2) Other intangible fixed assets		90			81		
Total Intangible Fixed Assets		687	0.5		469	0.3	(218)
3. Investments and other assets							
(1) Investment securities		2			3		
(2) Long-term prepaid expenses		2,044			1,776		
(3) Other investments		287			282		
Total Investments and Other Assets		2,334	1.6		2,062	1.6	(271)
Total Fixed Assets		110,903	77.6		103,332	79.5	(7,571)
III Deferred Assets							
1. Stock issue cost		20			10		
Total Deferred Assets		20	0.0		10	0.0	(10)
Total Assets		142,833	100.0		129,937	100.0	(12,896)
(LIABILITIES)							
I Current Liabilities							
1. Accounts payable, trade		1,057			1,068		
2. Current portion of long-term debt		7,900			3,500		
3. Accounts payable, other		4,588			4,308		
4. Accrued expenses		2,427			1,547		
5. Accrued income taxes		123			93		
6. Accrued consumption taxes		150			417		
7. Advances from customers		14,408			13,766		
8. Deposits received		109			186		
9. Allowance for bonuses		556			674		
10. Allowance for directors' bonuses		—			87		
11. Other current liabilities		96			4		
Total Current Liabilities		31,417	22.0		25,656	19.7	(5,761)

(Millions of Yen)

	As of March 31, 2006			As of March 31, 2007			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
II Long-term Liabilities							
1. Long-term debt		79,700			58,900		
2. Reserve for directors' retirement benefits		42			—		
3. Reserve for retirement benefits		753			784		
4. Other long-term liabilities		2,246			1,600		
Total Long-term Liabilities		82,741	57.9		61,285	47.2	(21,455)
Total Liabilities		114,159	79.9		86,941	66.9	(27,217)
(SHAREHOLDERS' EQUITY)							
I Capital Stock		52,500	36.8		—	—	(52,500)
II Capital Surplus							
1. Capital reserve	12,500			—			
Total Capital Surplus		12,500	8.7		—	—	(12,500)
III Retained Earnings							
1. Unappropriated accumulated deficit	36,325			—			
Total Retained Earnings		(36,325)	(25.4)		—	—	36,325
Total Shareholders' Equity		28,674	20.1		—	—	(28,674)
Total Liabilities and Shareholders' Equity		142,833	100.0		—	—	(142,833)
(NET ASSETS)							
I Shareholders' Equity							
1. Capital Stock		—	—		30,938	23.8	30,938
2. Capital Surplus							
(1) Capital reserve	—			5,263			
(2) Other capital surplus	—			3,000			
Total Capital Surplus		—	—		8,263	6.4	8,263
3. Retained Earnings							
(1) Other retained earnings							
Carried forward retained earnings	—			3,793			
Total Retained Earnings		—	—		3,793	2.9	3,793
Total Shareholders' Equity		—	—		42,995	33.1	42,995
Total Net Assets		—	—		42,995	33.1	42,995
Total Liabilities and Net Assets		—	—		129,937	100.0	129,937

(2) Statements of Income

(Millions of Yen)

	April 1, 2005 – March 31, 2006			April 1, 2006 – March 31, 2007			Increase (Decrease)
	Amount		% of Sales	Amount		% of Sales	
Ⅰ. Sales							
1. Operating sales	33,187			36,908			
2. Merchandise sales	18,168			18,595			
3. Food and beverage sales	10,759			10,956			
4. Other	6,152	68,267	100.0	5,601	72,062	100.0	3,795
Ⅱ. Cost of Sales							
1. Cost of goods sold, merchandise	8,504			8,497			
2. Cost of goods sold, food and beverage	3,075			3,065			
3. Labor costs	9,433			9,398			
4. Other expenses	35,289	56,303	82.5	34,189	55,151	76.5	(1,151)
Gross Profit		11,964	17.5		16,911	23.5	4,946
Ⅲ. Selling, General and Administrative Expenses		10,470	15.3		9,627	13.4	(842)
Operating Income		1,494	2.2		7,283	10.1	5,788
Ⅳ. Non-operating Income							
1. Foreign exchange gain, net	479			210			
2. Insurance income	8			37			
3. Contribution income in aid of construction	41			13			
4. Gain on cost redemption	38			–			
5. Gain on revaluation of derivatives	–			448			
6. Others	115	683	1.0	108	818	1.1	135
Ⅴ. Non-operating Expenses							
1. Interest expenses	2,640			2,302			
2. New stocks issuance related costs	–			331			
3. Others	119	2,759	4.1	194	2,828	3.9	69
Ordinary Income (loss)		(582)	(0.9)		5,273	7.3	5,855
Ⅵ. Extraordinary Loss							
1. Loss on sales of fixed assets	–			0			
2. Loss on disposal of fixed assets	175			819			
3. Refinancing costs	2,695			653			
4. Loss on early termination of hedge accounting for swap transactions	987			–			
5. Others	187	4,046	5.9	–	1,473	2.0	(2,572)
Net Income (loss) Before Income Taxes		(4,628)	(6.8)		3,799	5.3	8,427
Income Taxes		5	0.0		5	0.0	–
Net Income (loss)		(4,634)	(6.8)		3,793	5.3	8,427
Accumulated Deficit at the Beginning of the Year		31,691			–		
Unappropriated Accumulated Deficit at the End of the Year		36,325			–		

Cost of Sales

(Millions of Yen)

	April 1, 2005 – March 31, 2006		April 1, 2006 – March 31, 2007		
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Increase (Decrease)
Ⅰ. Cost of Goods Sold, Merchandise					
Beginning of merchandise	1,000		846		
Purchases	8,350		8,434		
Subtotal	9,350		9,280		
Ending of merchandise	846		782		
	8,504	15.1	8,497	15.4	(6)
Ⅱ. Cost of Goods Sold, Food and Beverage					
1. Raw materials					
Beginning of raw materials	46		89		
Purchases	2,594		2,580		
Subtotal	2,641		2,670		
Ending of raw materials	89		83		
	2,551		2,587		
2. Labor costs					
Salaries	211		163		
Bonuses	11		11		
Allowance for bonuses	13		15		
Others	41		32		
	279		223		
3. Expenses					
Rents	75		77		
Depreciation expenses	69		68		
Utility expenses	47		49		
Others	52		59		
	245		255		
	3,075	5.5	3,065	5.6	(10)
Ⅲ. Labor Costs					
Salaries	7,555		7,435		
Bonuses	435		471		
Allowance for bonuses	422		455		
Allowance for directors' bonuses	—		23		
Others	1,019		1,011		
	9,433	16.7	9,398	17.0	(34)

IV. Other Expenses					
Royalties	5,010		5,345		
Rents	2,871		3,473		
Outsourcing expenses	2,933		2,405		
Entertainment show production expenses	3,640		3,798		
Depreciation and amortization expenses	14,084		12,753		
Others	6,748		6,412		
Subtotal	35,289	62.7	34,189	62.0	(1,099)
Total	56,303	100.0	55,151	100.0	(1,151)

(3) Statement of Appropriation of Loss and Statement of Shareholders' Equity

Statement of Appropriation of Loss

(Millions of Yen)

	Year Ended March 31, 2006 (Resolution Date of Shareholders' Meeting: June 28, 2006)
	Amount
I Unappropriated loss for the fiscal year	36,325
II Loss carried forward to the next fiscal year	36,325

Statement of Shareholders' Equity

For the Year Ended March 31, 2007

(Millions of Yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings		
				Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the year ended March 31, 2007						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital reserve resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Issuance of new stocks	5,263	5,263			10,527	10,527
Net income for the year ended March 31, 2007				3,793	3,793	3,793
Total amount of changes during the year ended March 31, 2007	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

(4) Statements of Cash Flows

(Millions of Yen)

	April 1, 2005 – March 31, 2006	April 1, 2006 – March 31, 2007	Increase (Decrease)
	Amount	Amount	
I Cash flows from operating activities			
Net income (loss) before income taxes	(4,628)	3,799	
Depreciation expenses	15,338	13,686	
Amortization expenses	323	326	
Loss on early termination of hedge accounting for swap transactions	987	–	
Increase (decrease) in allowance for bonuses	(17)	117	
Increase in allowance for directors' bonuses	–	87	
Interest and dividend income	(4)	(15)	
Interest expenses	2,640	2,302	
New stocks issuance related costs	–	331	
Gain on revaluation of derivatives	–	(448)	
Foreign exchange gain, net	(117)	(233)	
Loss on disposal of fixed assets	166	706	
Refinancing costs	2,695	653	
Decrease (increase) in accounts receivable, trade	66	(221)	
Decrease in inventories	201	104	
Increase (decrease) in accounts payable, trade	(188)	11	
Decrease in accounts payable, other	(2,337)	(360)	
Decrease in advances from customers	(965)	(641)	
Others	(802)	240	
Subtotal	13,358	20,447	7,089
Interest and dividends received	2	15	
Interest paid	(3,722)	(2,760)	
Income taxes paid	(5)	(5)	
Net cash provided by operating activities	9,632	17,696	8,064

II Cash flows from investing activities			
Deposits into term deposit accounts	—	(5,667)	
Withdrawals from term deposits	—	5,667	
Purchases of tangible fixed assets	(1,965)	(6,991)	
Purchases of intangible fixed assets	(133)	(47)	
Others	2	27	
Net cash used in investing activities	(2,096)	(7,010)	(4,914)
III Cash flows from financing activities			
Proceeds from long-term debt	65,000	49,400	
Repayment of long-term debt	(87,575)	(74,600)	
Payment of refinancing costs	(2,695)	(653)	
Proceeds from new stocks issuance	24,969	10,490	
Payment of new stocks issuance related costs	—	(16)	
Repayments of capital lease obligations	(1,115)	(709)	
Repayment of deferred liabilities	(12)	—	
Others	—	(43)	
Net cash used in financing activities	(1,429)	(16,131)	(14,702)
IV Effect of exchange rate changes on cash and cash equivalents	118	234	115
V Net increase (decrease) in cash and cash equivalents	6,225	(5,211)	(11,437)
VI Cash and cash equivalents at beginning of period	20,906	27,131	6,225
VII Cash and cash equivalents at end of period	27,131	21,920	(5,211)

Notice of the 13th Ordinary Shareholders' Meeting

June 11, 2007

Dear Shareholders,

Thank you very much for your continued cooperation.
We would like to request your attendance at the 13th Ordinary Shareholders' Meeting, to be held as indicated below.

If you are unable to attend the meeting, you may exercise your voting rights in writing.
Please review the attached reference materials for the Ordinary Shareholders' Meeting, and indicate on the enclosed voting form whether you approve or disapprove each of the bills. The completed form must be received by us no later than 6:00 p.m., June 26, 2007 (Japan time).

1. Date	10:00 a.m. Wednesday, June 27, 2007
2. Location	Regency Ballroom, Hyatt Regency Osaka 3F 1-13-11, Nankokita, Suminoe-ku, Osaka, Japan
3. Agenda	(Reports) Annual Business Report and Financial Statements of the 13th Fiscal Year (From April 1, 2006 to March 31, 2007)
	(Bills) Bill No. 1 Partial Amendment of Articles of Incorporation Bill No. 2 Appointment of nine Directors Bill No. 3 Appointment of four Statutory Auditors Bill No. 4 Stock Option Compensation for Directors Bill No. 5 Revision of Directors' Compensation Bill No. 6 Revision of Statutory Auditors' Compensation

Yours sincerely,

Glenn Gumpel
President, CEO and Representative Director
USJ Co., Ltd.
2-1-33, Sakurajima, Konohana-ku, Osaka, Japan

Code Number: 2142

When you attend the meeting in person, please submit the enclosed voting form at the reception of the meeting.

In the event that any revisions are made to the reference materials for the Ordinary Shareholders' Meeting, the annual business report, or the financial statements, the revisions will be posted on the USJ Co's website (http://www.ir.usj.co.jp/).

The English translation is presented only for the purpose of reference and convenience. In no way, shall this translation affect the effect, validity or interpretation of the original notice in Japanese.

(Distributed to shareholders)

Business Report

(From April 1, 2006 to March 31, 2007)

1. Company's Current Status

(1) Business in the Fiscal Year Ended March 31, 2007

(i) Business Development and Results

Despite some concerns such as the rise in price of crude oil and the depreciation of yen, the Japanese economy in the fiscal year ended March 31, 2007 maintained a gradual upward trend led by stable growth in personal consumption through improvement in employment and income conditions reflecting strong corporate performances.

The recovery of the Japanese economy was having a positive impact on the theme park and leisure industry. Attendance kept incremental trend even during winter thanks to the warm weather.

Under these conditions, the Company continued to develop marketing strategy mainly targeting women and family with children based on the brand positioning, World-Class Family Entertainment. Attendance boost measures such as introduction of new attractions and enhancement of seasonal events matching the needs of the targeted guests were implemented, highlighting the 5th anniversary theme of the park, "Stories are reborn here."

As for new attractions, Peter Pan's Neverland, the 5th anniversary commemorative attraction, was opened in April 2006. The Land of Oz, a new area themed around the story of Wizard of Oz, was opened in July 2006. It was the first time to renew an entire area of the park since its grand opening. Wicked, a theme park adaptation of a blockbuster Broadway musical, and Toto & Friends, an entertaining animal show for family, launched the performance in the Land. In addition, Happy Harmony Celebration 5th Anniversary Special introduced in March 2006 continued the performance.

A new sensation roller coaster, Hollywood Dream The Ride was opened in March 2007. This large-scale attraction has been received extremely well by wide range of visitors.

As for seasonal events enhancement, in Universal Wonder Halloween (September 7 – October 31, 2006), a main entertainment show with flying performance, Sorciere (meaning "a witch" in French) was performed. During Christmas season, a singing show White Christmas Carol was performed in front of the highest Christmas tree in Japan (as of August 2006; based the actual record in 2005 – by the survey on self-standing artificial tree, which was conducted by the Company.) With New Year Wish, a show featuring Sesame Street characters was performed in New Year season (December 26, 2006 – January 31, 2007). In February 2007, Universal Valentine, the first Valentine event in the theme park, was held.

With regard to marketing and sales measures, advertisement and sales activities were enhanced to draw visitors from Greater Kansai (Ishikawa, Fukui, Gifu, Mie, Aichi, Okayama, Hiroshima, Tokushima and Kagawa), a key market for further growth of attendance. The

attendance boost measures were carried out in collaboration with the corporate marketing partners, transportation and travel agencies. In Asian markets, sales activities were conducted by contracted local representatives, and programs to drive visitors jointly with travel industry and government agencies were implemented.

As for merchandise and food sales, products and menus themed around the 5th anniversary, new attractions or seasonal events were introduced. A merchandise shop Munchkin Market and a restaurant Munchkin Kitchen were newly opened in the Land of Oz.

The above mentioned activities supported by the unusually warm winter weather resulted in attendance of 8,698,000 in the fiscal year ended March 31, 2007 (up 4.6% from the previous fiscal year). The Company recorded sales of ¥72,062 million (up 5.6%) reflecting the raise of admission fee in July and strong sales of attraction reservation booklet. Sales per visitor resulted in ¥7,641 (up 2.3%).

Cost of sales for the fiscal year ended March 31, 2007 was ¥55,151 million, down 2.0% from the previous fiscal year. It was primarily due to a decrease in depreciation and amortization expenses related to the completion of the depreciation or amortization period of certain assets such as show set, as well as a decrease in outsourcing expenses resulted from streamlined facility maintenance and amendment of outsourcing contract terms of commodity distribution.

Selling, general and administrative expenses for the fiscal year ended March 31, 2007 were ¥9,627 million, down 8.0% from the previous fiscal year. It was primarily due to a decrease in amortization expenses related to the completion of the expected useful life of software, as well as a decrease in outsourcing expenses for IT maintenance and operations.

As a result, the operating income for the fiscal year ended March 31, 2007 increased 387.4% to ¥7,283 million.

Non-operating income for the fiscal year ended March 31, 2007 was ¥818 million, up 19.8% from the previous fiscal year, mainly due to gain on revaluation of derivatives.

Non-operating expenses for the fiscal year ended March 31, 2007 were ¥2,828 million, up 2.5% from the previous fiscal year. It was primarily due to ¥331 million of new stocks issuance-related costs and ¥116 million of public offering-related costs, while interest expenses were ¥2,302 million, decreased by ¥337 million compared with the previous fiscal year in connection with refinancing.

As a result, the ordinary income for the fiscal year ended March 31, 2007 was ¥5,273 million, compared with the ordinary loss of ¥582 million for the previous fiscal year.

As on-going efforts to improve financial strength, the Company refinanced the long-term debt with syndicated loan agreement. Refinancing cost of ¥653 million was recorded in the fiscal year ended March 31, 2007, which is down by ¥2,042 million from the previous fiscal year.

We recorded ¥819 million of loss on disposal of fixed assets for the fiscal year ended March 31, 2007 related to the conversion of space to accommodate the Land of Oz themed area. As a result, extraordinary loss for the fiscal year ended March 31, 2007 was ¥1,473 million, down 63.6% from the previous fiscal year.

As the result, the Company recorded ¥3,793 million of net income in the fiscal year ended March 31, 2007 (¥4,634 million of net loss was recorded in the previous fiscal year). The Company achieved annual net income for the first time since the grand opening of the theme park. This substantial achievement was brought about by success in various measures, marketing strategy repositioning and financial reform.

The Company was listed on Mothers market of the Tokyo Stock Exchange on March 16, 2007. We would like to thank all guests for visiting the theme park, shareholders for their continued support since the foundation, and business partners and other related parties for their cooperation.

(ii) Capital Investment

In the fiscal year ended March 31, 2007, capital investment of ¥7,049 million was made mainly in new shows and attractions to maintain and enhance the appeal of the theme park. As a result, the investment amount for the new area Land of Oz totaled ¥1,038 million, and the investment in the new attraction Hollywood Dream The Ride, opened in March 2007, totaled ¥5,241 million.

(iii) Fund Procurement

In order to become a publicly traded company to enhance its financial foundation, the Company refinanced the existing syndicated loan by entering into a new syndicated loan agreement as of August 10, 2006, and executed borrowing of ¥49,400 million.

The Company raised ¥10,527 million from newly issued 230,000 shares of common stock through public offering and others, payment date of which was March 15, 2007, in order to procure fund for new attractions investment and to reduce debt balance.

(iv) Transfer of business or corporate division to existing or newly established company

No applicable matter exists.

(v) Transfer of business from other company

No applicable matter exists.

(vi) Succession of right and obligation of other entity's business through merger or corporate division to existing company

No applicable matter exists.

(vii) Acquisition or disposal of other company's shares and other equity or share warrant

No applicable matter exists.

(2) Income and Assets in the Past Three Fiscal Years (Millions of yen except net income per share)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Sales	71,250	70,059	68,267	72,062
Ordinary Income	(5,068)	(3,151)	(582)	5,273
Net Income	(5,204)	(5,172)	(4,634)	3,793
Net Income per share (yen)	(6,505.14)	(6,466.15)	(3,159.65)	1,973.91
Total Assets	169,560	152,054	142,833	129,937
Net Assets	13,481	8,308	28,674	42,995

(Note) 1. Effective from the fiscal year ended March 31, 2007, the Company adopted the new accounting standard for presentation of net assets on the balance sheet (Corporate Accounting Standard No. 5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance for the accounting standards for presentation of net assets on the balance sheet (the Financial Accounting Implementation Guidance No. 8, issued by the Accounting Standards Board of Japan on December 9, 2005).

2. Loss is indicated in (   ).

(3) Major Parent Company and Subsidiary

No applicable matter exists.

(4) Issues facing the Company

(i) Continuous attendance increase and strengthening basis for business growth

Despite slow expansion of market size for this industry, the Company succeeded in broadening target segments and drawing inbound tourists. As a result, attendance steadily increased in the fiscal year ended March 31, 2007. The Company aims to achieve sustainable growth in attendance. To this end, the Company continues to introduce new attractions, enhance various events and improve attendance strategy in both domestic and international markets. A variety of operational services to offer guests more enjoyable experiences in the theme park will also be enhanced. At the same time, the Company will focus on strengthening foundation for business growth by improving product development for repeaters and guest services.

(ii) Establishing highly-profitable and healthy financial standing

The Company made great efforts for reducing debts through refinancing under the syndicated loan agreement in the year ended March 31, 2007. The Company will continuously endeavor to achieve further improvement of business efficiency by maximizing the corporate strengths, which are "significant cash generating machine" and "low cost operation". The Company will also focus its efforts on developing healthy financial condition by establishing structure that sustains high profitability.

(iii) Strengthen corporate governance and management skill

The Company is working to enhance corporate governance as a crucial management issue in order to win public confidence as corporate citizen. The Company is seeking for efficient management through separation of execution from administration and acceleration of decision-making. At the same time, the Company continues to strengthen compliance system. To this end, internal audit will be enhanced, and the compliance committee activities to review compliance with laws and regulations will be promoted. In addition to the above measures, the Company will endeavor to enhance corporate management system. With this manner, the Company will achieve to increase transparency and health in management, clarify accountability and further establish management philosophy in workplace.

(5) Principal Business (as of March 31, 2007)

Main business of the Company is to operate theme park, Universal Studios Japan, and perform other related activities.

(6) Principal Office Location(as of March 31, 2007)

(i) Head Office: 2-1-33 Sakurajima, Konohana-ku, Osaka, Japan

(ii) Sales Office: Tokyo Office, 2-1-13 Hamamatsu-cho, Minato-ku, Tokyo, Japan

(7) Employees Headcount (as of March 31, 2007)

Headcount	Change from the end of the previous fiscal year	Average age	Average years in service
543(2,410)	-11(-36)	38.0	5.5

(Note) 1. Headcount of fulltime employees is shown. Headcount of non-fulltime employees (part-timers, contract employees, one-year contract employees and temporary staff) is indicated separately in parentheses.

2. Breakdown of non-fulltime employees: 2,180 part-timers, 7 contract employees, 201 one-year contract employees and 22 temporary staff.

(8) Major lenders (as of March 31, 2007) (Millions of yen)

Lender	Balance of loans
Development Bank of Japan	16,200
The City of Osaka	16,000
Sumitomo Mitsui Banking Corporation	7,400
Osaka City Development Corporation	7,000

(9) Other material information about the Company

No applicable matter exists

2. Stocks (as of March 31, 2007)

(1) Number of shares authorized 3,000,000 Common stock 2,815,000

Class A preferred stock 185,000

(2) Number of shares issued 2,143,161 Common stock 2,143,161

(Increase by 602,049 shares from the end of the previous fiscal year)

Class A preferred stock 0

(Decrease by 185,000 shares from the end of the previous fisal year)

(Note) 1. On November 15, 2006, 370,000 shares of common stock were issued in return for the exercise of the right to demand acquisition of common stock which were vested to 185,000 shares of Class A preferred stock.

2. On December 14, 2006, the Company retired 185,000 shares of Class A preferred stock (treasury stocks) acquired through the transaction stated in the preceding paragraph.

3. On March 15, 2007, the number of shares of common stock increased by 230,000 through issuance of new stocks.

4. Between March 16 and 31, 2007, the number of shares of common stock increased by 2,049 through exercise of new stock acquisition rights.

(3) Number of Shareholders 18,064

(4) Major Shareholders (Top 10)

Shareholders	Equity Investment in the Company	
	Number of shares owned	Percentage of shares issued and outstanding
Crane Holdings Ltd.	888,890	41.5%
DBJ Value Up Fund	222,222	10.4
The City of Osaka	200,000	9.3
OWL CREEK OVERSEAS FUND, LTD	120,667	5.6
OWL CREEK Ⅱ,L.P.	62,648	2.9
BNY FOR GCM CLIENT ACCOUNTS(E) ISG	56,937	2.7
Morgan Stanley & Company International Limited	36,430	1.7
The Master Trust Bank of Japan LTD	29,294	1.4
State Street Bank & Trust Company	24,540	1.1
Morgan Stanley & Company Inc.	23,345	1.1

(5) Other material information about stocks

No applicable matter exists.

3. New Stock Acquisition Rights

(1) New stock acquisition rights issued to the directors of the Company as compensation for their services (as of March 31, 2007)

(i) New stock acquisition rights issued by resolution of the Ordinary Shareholders' Meeting and the Board of Directors' Meeting held on June 28, 2006.

- Number of new stock acquisition rights
  57,033
- Number and class of shares subject to new stock acquisition rights
  57,033 shares of common stock
- Monetary payment in exchange for the new stock acquisition right
  The new stock acquisition right does not require payment of money.
- Value of assets contributed upon exercise of the new stock acquisition right
  ¥22,500 per new stock acquisition right (¥22,500 per share)
- Matters relating to increased capital and capital reserve in case of issuance of stocks through exercise of the new stock acquisition right
  (a) The amount of capital increases in the event of issuance of stocks through exercise of the new stock acquisition right shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Corporate Accounting Rules (Kaishakeisankisoku), and resulting fractions of less than one yen shall be rounded up.
  (b) The amount of increase in capital reserve in the event of issuance of stocks through exercise of the new stock acquisition right shall be the amount obtained when the amount of capital increase stipulated in (a) above is subtracted from the Capital Increase Limit set forth in (a) above.
- Exercise period of the new stock acquisition right
  From June 28, 2006 to June 28, 2016
- Conditions for exercise of the new stock acquisition right
  (a) In principle, of the total new stock acquisition rights, one-third (1/3) at one time becomes exercisable on December 31, 2006, December 31, 2007, and December 31, 2008, respectively.
  (b) When the initial public offering of the Company is completed before December 31, 2007, 50% of 45,026 rights out of the 57,033 new stock acquisition rights become exercisable upon the completion of the initial public offering.
  Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.
- Directors of the Company holding the new stock acquisition right

	Number of new stock acquisition rights	Number of shares subject to new stock acquisition rights	Number of new stock acquisition right holders
Directors (outside directors not included)	57,033	57,033 shares	2

(ii) New stock acquisition right issued by resolution of the Ordinary Shareholders' Meeting held on June 28, 2006 and the Board of Directors' Meeting held on July 14, 2006.

・Number of new stock acquisition rights
9,056

・Number and class of shares subject to new stock acquisition rights
9,056 shares of common stock

・Monetary payment in exchange for the new stock acquisition right
The new stock acquisition right does not require payment of money.

・Value of assets contributed upon exercise of the new stock acquisition right
¥22,500 per new stock acquisition right (¥22,500 per share)

・Matters relating to increased capital and capital reserve in case of issuance of stocks through exercise of the new stock acquisition right

(a) The amount of capital increases in the event of issuance of stocks through exercise of the new stock acquisition right shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Corporate Accounting Rules (Kaishakeisankisoku), and resulting fractions of less than one yen shall be rounded up.

(b) The amount of increase in capital reserve in the event of issuance of stocks through exercise of the new stock acquisition right shall be the amount obtained when the amount of capital increase stipulated in (a) above is subtracted from the Capital Increase Limit set forth in (a) above.

・Exercise period of the new stock acquisition right
From July 18, 2006 to July 18, 2016

・Conditions for exercise of the new stock acquisition right

(a) A person holding the new stock acquisition right may exercise the new stock acquisition right as long as he or she is in a position as a director or as an employee of the Company ("Position").

(b) Regardless of the provisions of the preceding paragraph (a), a person holding the new stock acquisition right may exercise the new stock acquisition right after loosing his or her Position if approved to do so by the Board of Directors of the Company.

(c) Regardless of the provisions of the preceding paragraph (a), a person holding the new stock acquisition right, to whom the preceding paragraph (b) does not apply, may exercise the new stock acquisition right, which has become exercisable for five (5) years after such person loses Position.

(d) If a person holding the new stock acquisition right violates rules or regulations of the Company by intention or gross negligence, causes damage to the Company by his or her dishonest act, loses Position by willful or negligent breach of duty such as leaks of corporate secrets, or during the period of time the Company researches aforementioned acts by such person, such person may not exercise the new stock acquisition right.

(e) If a person holding the new stock acquisition right passes away, the inheritor of such person may not exercise the new stock acquisition right.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

・Directors of the Company holding the new stock acquisition right

	Number of new stock acquisition rights	Number of shares subject to new stock acquisition rights	Number of new stock acquisition right holders
Directors (outside directors not included)	9,056	9,056 shares	4

(2) New stock acquisition rights issued to the employees of the Company in the fiscal year ended March 31, 2007 as compensation for their services

New stock acquisition rights issued by resolution of the Ordinary Shareholders' Meeting held on June 28, 2006 and the Board of Directors' Meeting held on July 14, 2006.

・Number of new stock acquisition rights

18,906

・Number and class of shares subject to new stock acquisition right

18,906 shares of common stock

・Monetary payment in exchange for the new stock acquisition right

The new stock acquisition right does not require payment of money.

・Value of assets contributed upon exercise of the new stock acquisition right

¥22,500 per new stock acquisition right (¥22,500 per share)

・Matters relating to increased capital and capital reserve in case of issuance of stocks through exercise of the new stock acquisition right

(a) The amount of capital increases in the event of issuance of stocks through exercise of the new stock acquisition right shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Corporate Accounting Rules (Kaishakeisankisoku), and resulting fractions of less than one yen shall be rounded up.

(b) The amount of increase in capital reserve in the event of issuance of stocks through exercise of the new stock acquisition right shall be the amount obtained when the amount of capital increase stipulated in (a) above is subtracted from the Capital Increase Limit set forth in (a) above.

・Exercise period of the new stock acquisition right

From July 18, 2006 to July 18, 2016

・Conditions for exercise of the new stock acquisition right

(a) A person holding the new stock acquisition right may exercise the new stock acquisition right as long as he or she is in a position as a director or as an employee of the Company ("Position").

(b) Regardless of the provisions of the preceding paragraph (a), a person holding the new

stock acquisition right may exercise the new stock acquisition right after loosing his or her Position if approved to do so by the Board of Directors of the Company.

(c) Regardless of the provisions of the preceding paragraph (a), a person holding the new stock acquisition right, to whom the preceding paragraph (b) does not apply, may exercise the new stock acquisition right, which has become exercisable for five (5) years after such person loses Position.

(d) If a person holding the new stock acquisition right violates rules or regulations of the Company by intention or gross negligence, causes damage to the Company by his or her dishonest act, loses Position by willful or negligent breach of duty such as leaks of corporate secrets, or during the period of time the Company researches aforementioned acts by such person, such person may not exercise the new stock acquisition right.

(e) If a person holding the new stock acquisition right passes away, the inheritor of such person may not exercise the new stock acquisition right.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

・Stock options issued to the employees of the Company

	Number of new stock acquisition right	Number of shares subject to new stock acquisition right	Number of new stock acquisition right holders
Employees	18,906	18,906 shares	742

4. Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors (as of March 31, 2007)

Position in the Company	Name	Responsibilities in the Company or other entity
President, CEO and Representative Director	Glenn Gumpel	
Senior Managing Director	Mikio Ando	General Manager, Corporate Support Division
Director	Koji Iida	General Manager, Finance & Administration Division
Director	Isao Tanaka	General Manager, Marketing & Sales Division and Marketing Planning Department
Director	Vernon McGugan	General Manager, Park Operations Division and Operation Planning Department
Director	Yoshikazu Maruyama	Chief Strategy Officer
Director	Ankur Sahu	Managing Director, Goldman Sachs Japan Co., Ltd.
Director	Junya Nishiwaki	Managing Director, Goldman Sachs Japan Co., Ltd.
Director	Kazuhiro Takahashi	Director General, Planning Department for Investment Banking, Development Bank of Japan
Director	Yoshiaki Okuda	Director General, Port & Harbor Bureau, the City of Osaka
Director	Thomas Williams	Chairman & CEO, Universal Parks & Resorts, Universal Studios, Inc.
Statutory Auditor (Full-time)	Tsugio Hase	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	Masahiro Kawada	
Statutory Auditor	Takashi Shoji	Certified Public Accountant (Japan)

(Note) 1. Ankur Sahu, Junya Nishiwaki, Kazuhiro Takahashi, Yoshiaki Okuda and Thomas Williams are outside directors.

2. Tsugio Hase, Masahiro Kawada and Takashi Shoji are outside statutory auditors.

3. Major concurrent responsibility of directors and statutory auditors in the fiscal year ended March 31, 2007.

・Ankur Sahu concurrently serves as director of Fujita Corporation, Crane Holdings Ltd., Sanyo Electric Co., Ltd. and Sanyo Electric Credit Co., Ltd.

・Tsugio Hase concurrently serves as statutory auditor of Nichia Steel Works, Ltd.

・Takashi Shoji concurrently serves as staturory auditor of Yasunaga Corporation.

4. Tsugio Hase and Takashi Shoji are certified public accountants and have considerable knowledge on finance and accounting.

5. Directors' responsibility in the Company and other entity were changed as shown below as of April 1, 2007.

・Vernon McGugan became General Manager, Park Operations Division.

・Yoshiaki Okuda resigned as Director General, Port & Harbor Bureau, the City of Osaka.

(2) Resignation of Directors and Statutory Auditors

No director or statutory auditor resigned after the last annual meeting of shareholders (June 28, 2006).

(3) Compensation for Directors and Statutory Auditors (Millions of yen)

	Person	Payment
Directors (Outside directors out of them)	6 (-)	651 (-)
Statutory Auditors (Outside statutory auditors out of them)	3 (-)	32 (-)
Total	9	683

(Note) 1. Compensation paid to directors for their services as employees is not included.

2. Maximum annual compensation amount for directors (no including the compensation as employees) is ¥900 million as resolved in the 12th Shareholders' Meeting held on June 28, 2006.

3. Maximum monthly compensation amount for statutory auditors is ¥3 million as resolved in the 7th Shareholders' Meeting held on June 27, 2001.

(4) Outside Directors and Statutory Auditors

(i) Concurrent responsibility (as an executive officer) in other company and the Company's relationship with such other company

- Ankur Sahu concurrently serves as director of Crane Holdings Ltd., which holds 41.5% of the Company's common stock as of March 31, 2007.
- Thomas Williams concurrently serves as Chairman & CEO of Universal Parks & Resorts, Universal Studios, Inc. The Company has signed a license agreement (Amended and Restated Definitive Agreement) with Vivendi Universal Entertainment LLLP and other Universal group companies, who are the successor of rights and obligations of Universal Studios, Inc., for planning, construction and operation of "Universal Studios Japan".

(ii) Concurrent responsibility of outside director and statutory auditor in other company

- Ankur Sahu concurrently serves as outside director of Fujita Corporation, Sanyo Electric Co. Ltd. and Sanyo Electric Credit Co. Ltd., with each of which the Company has no special relationship.
- Tsugio Hase concurrently serves as outside statutory auditor of Nichia Steel Works, Ltd., with which the Company has no special relationship.
- Takashi Shoji concurrently serves as outside statutory auditor of Yasunaga Corporation, with which the Company has no special relationship.

(iii) Principal activity

・Participation in Board of Directors' Meeting and Board of Statutory Auditors' Meeting

	Board of Directors' Meeting (18 meetings)	
	Participation (times)	Attendance percentage (%)
Ankur Sahu	15	83
Junya Nishiwaki	18	100
Kazuhiro Takahashi	18	100
Yoshiaki Okuda	15	83
Thomas Williams	16	88

	Board of Directors' Meeting (18 meetings)		Board of Statutory Auditors' Meeting (13 meetings)	
	Participation (times)	Attendance percentage (%)	Participation (times)	Attendance percentage (%)
Tsugio Hase	18	100	13	100
Masahiro Kawada	18	100	13	100
Takashi Shoji	16	88	13	100

・Statement made in Board of Directors' Meetings and Board of Statutory Auditors' Meetings

Ankur Sahu, as an expert of investment and management, gives advice and suggestion on increasing corporate value and assurance of governance from the viewpoint of a global business investor.

Junya Nishiwaki gives advice and suggestion primarily on finance strategy for future growth of the Company based on his knowledge and long-term experience in international finance.

Kazuhiro Takahashi gives advice and suggestion to ensure legitimate and appropriate decision-making in the Board of Directors' Meeting based on his knowledge and experience in government-affiliated bank.

Yoshiaki Okuda makes comment to ensure healthy management and consistency with the area development in relation to the Company's relationship with the City of Osaka as a City-affiliated business based on his vast knowledge and experience in local administration.

Thomas Williams gives valuable advice and suggestion for the operation and management of the park based on his knowledge and experience in theme park business.

Tsugio Hase and Takashi Shoji make comments to ensure legitimate and appropriate decision-making in the Board of Directors' Meeting based on their specialist viewpoint as certified public accountants. They also make comment as necessary on internal auditing of the Company in the Board of Statutory Auditors' Meeting.

Masahiro Kawada makes comment on improvement of internal control of the Company as necessary, and gives advice and suggestion for internal auditing and revision of laws and codes.

(iv) Outline of Limited Liability Agreement

No applicable matter exists.

(5) Other material information about Directors and Statutory Auditors

Ankur Sahu resigned as director of Sanyo Electric Credit Co. Ltd. on May 17, 2007.

5. Independent Auditor

(1) Name KPMG AZSA & Co.

(2) Compensation

Compensation for independent auditor in the fiscal year ended March 31, 2007 ¥50 million

(Note) The amount shown above is the combined amount of compensation for the audit under Corporate Law and the one under Securities Exchange Law, as the two types of audit are virtually inseparable and the specific amount for each activity is not defined in the engagement agreement between the Company and KPMG AZSA & Co. The amount shown above includes ¥17 million fee for non-auditing engagements.

(3) Non-auditing engagements

The Company entered into an IPO advisory agreement with KPMG AZSA & Co. and received consultation services. Upon the issuance of its stocks, the Company engaged KPMG AZSA & Co. with fee to submit comfort letter to underwriters.

(4) Policy to dismiss or not reappoint independent auditors

If the Board of Directors determines that dismissal or non-reappointment of the independent auditor is required, including because of difficulty in execution of duty by the independent auditor, the Board of Directors shall submit a bill on dismissal or non-reappointment of the independent auditor to the shareholders' meeting upon obtaining an agreement of, or request of the Board of Statutory Auditors.

If the independent auditor falls under any of the items stipulated in the Article 340 Paragraph 1 of the Corporate Law, the Board of Statutory Auditors shall dismiss the independent auditor by agreement of all statutory auditors. In such case, the statutory auditor appointed by the Board of Statutory Auditors shall report the fact and reason of such dismissal of the independent auditor at the shareholders' meeting first convened after such dismissal.

(5)Outline of Limited Liability Agreement

No applicable matter exists.

6. Systems to Ensure Appropriate Business Operation

The outline of the systems established to ensure the compliance of laws and the Articles of Incorporation by the directors in their executing of business and the appropriateness of other business operation by the Company.

(i) System regarding storage and management of information relating to Directorial duties

Regarding storage and management of information relating to Directorial duties, information regarding duty execution will be recorded and stored as documents and/or electromagnetic information in accordance with Document Management Regulations created by Director in charge of company-wide control. Document Management Regulations enable Directors and Statutory Auditors to view these documents and records at any time.

(ii) System concerning loss risk management and other regulations

Possible risks in corporate activities will be managed through regulations, manual creation, training etc. by each department in charge. The General Manager of the Corporate Support Division will oversee company-wide risk management regarding the environment, accident and disaster, quality control etc.; Internal Auditing Office will audit risk-management status and report results to Board of Statutory Auditors and President.

(iii) System to ensure efficient execution of Directorial duties

Scope of duties for each organizational unit and authority, as well as decision-making process, are clarified by internal regulations. Also, fiscal year target is broken down into department-specific goals, with progress status confirmed monthly or quarterly to ensure operation efficiency.

(iv) System to ensure compliance of Director and employee duty execution with legislation and corporation charter

Establishment of relative regulations, appointment of officers in charge and development committee and office systems are underway to ensure compliance. Aside from conducting company-wide training activities etc. based on fiscal year target, each department has person(s) in charge of or responsible for compliance, enabling implementation of daily compliance activities. Also, internal report system is being set up to ensure prevention and early detection of compliance violations.

(v) System to ensure appropriate operations by corporation and corporation groups comprising parent company and subsidiaries

Acceptance of part time Directors from affiliated company. Such Directors discharge observatory functions to the company's management by participating the resolution at the Board of Directors and attendance to other meetings.

(vi) System to ensure operation appropriateness when Board of Statutory Auditors requests employee assistance in its duties

The Board of Statutory Auditors can request Internal Auditing Office employee assistance in audit duties, or issue associated directives.

(vii) Item regarding independence from Directors of employee(s) mentioned in previous clause

When an employee is appointed for assistance, Board of Statutory Auditors can offer opinions on personnel allocation relating to employee involved, so as to avoid difficulty in duty execution.

(viii) System by which Directors and employees report to Board of Statutory Auditors or individual Statutory Auditors, and system regarding other reports to Board of Statutory Auditors or individual Statutory Auditors

Directors and employees must report to Board of Statutory Auditors or Statutory Auditors any matters that may incur tremendous loss for the company, matters of importance regarding risk management, matters of importance regarding compliance or any other matters of importance regarding management. Statutory Auditors participate in major meetings regarding management, and may, on an as-needed basis, request reports from Directors and employees regarding above matters.

(ix) System for other measures to ensure effective audits by Statutory Auditors

Statutory Auditors shall hold regular or *ad hoc* sessions for opinion exchange with Representative Director and President as well as with audit corporation.

Balance Sheet

As of March 31, 2007

(Millions of Yen)

Account	Amount	Account	Amount
(ASSETS)		(LIABILITIES)	
Current Assets	**26,594**	**Current Liabilities**	**25,656**
Cash and deposits	21,920	Accounts payable, trade	1,068
Accounts receivable, trade	2,066	Current portion of long-term debt	3,500
Merchandise	782	Accounts payable, other	4,308
Raw materials	83	Accrued expenses	1,547
Supplies	955	Accrued income taxes	93
Advanced payment	19	Accrued consumption taxes	417
Prepaid expenses	681	Advances from customers	13,766
Other current assets	86	Deposits received	186
Allowance for doubtful accounts	(1)	Allowance for bonuses	674
Fixed Assets	**103,332**	Allowance for directors' bonuses	87
Tangible Fixed Assets	**100,800**	Other current liabilities	4
Buildings	53,639	**Long-term Liabilities**	**61,285**
Structures	18,632	Long-term debt	58,900
Machinery and equipment	23,366	Reserve for retirement benefits	784
Ships	556	Other long-term liabilities	1,600
Vehicles	346	**Total Liabilities**	**86,941**
Tools, furniture and fixtures	3,977		
Construction in progress	281	(NET ASSETS)	
Intangible Fixed Assets	**469**	**Shareholders' Equity**	**42,995**
Software	387	**Capital Stock**	**30,938**
Other intangible fixed assets	81	**Capital Surplus**	**8,263**
Investments and Other Assets	**2,062**	Capital reserve	5,263
Investment securities	3	Other capital surplus	3,000
Long-term prepaid expenses	1,776	**Retained Earnings**	**3,793**
Other investments	282	Other retained earnings	3,793
Deferred Assets	**10**	Carried forward retained earnings	3,793
Stock issue cost	10	**Total Net Assets**	**42,995**
Total Assets	**129,937**	**Total Liabilities and Net Assets**	**129,937**

(Note) Fractional amounts less than one million yen are discarded.

Statement of Income

For the Year Ended March 31, 2007

(Millions of Yen)

Account	Amount	
Sales		
Operating sales	36,908	
Merchandise sales	18,595	
Food and beverage sales	10,956	
Other	5,601	**72,062**
Cost of Sales		**55,151**
Gross Profit		**16,911**
Selling, General and Administrative Expenses		**9,627**
Operating Income		**7,283**
Non-operating Income		
Foreign exchange gain, net	210	
Gain on revaluation of derivatives	448	
Others	159	**818**
Non-operating Expenses		
Interest expenses	2,302	
New stocks issuance related costs	331	
Others	194	**2,828**
Ordinary Income		**5,273**
Extraordinary Loss		
Loss on sales and disposal of fixed assets	820	
Refinancing costs	653	**1,473**
Net Income Before Income Taxes		**3,799**
Income Taxes		5
Net Income		**3,793**

(Note) Fractional amounts less than one million yen are discarded.

Statement of Changes in Net Assets

For the Year Ended March 31, 2007

(Millions of Yen)

	Shareholders' Equity					
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	Total Net Assets
		Capital Reserve	Other Capital Surplus	Other Retained Earnings Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the year ended March 31, 2007						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital reserve resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Issuance of new stocks	5,263	5,263			10,527	10,527
Net income for the year ended March 31, 2007				3,793	3,793	3,793
Total amount of changes during the year ended March 31, 2007	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

(Note) Fractional amounts less than one million yen are discarded.

Notes to Financial Statements

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(1) Valuation method of assets

(i) Valuation method of securities

Investment securities:

Securities with no available fair market value are stated at moving-average cost.

(ii) Valuation method of derivative instruments

The Company states derivative instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative instruments are used for hedging purposes.

(iii) Valuation of inventories

Merchandise, raw materials and supplies are stated at moving-average cost.

(2) Depreciation method of fixed assets

(i) Tangible fixed assets

Depreciation is computed by the straight-line method at rates based on the estimated useful lives and salvage values in accordance with the Corporation Tax Law of Japan.

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

(ii) Intangible fixed assets

Amortization of intangible fixed assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of five years.

(3) Accounting for deferred assets

Stock issue cost is expensed as incurred; however, of which had been incurred until the previous fiscal year is amortized uniformly over three years.

(Accounting Change)

Effective from the fiscal year ended March 31, 2007, the Company adopted practical solution on accounting for deferred assets (Practical Solutions Report No. 19, issued by the Accounting Standards Board of Japan on August 11, 2006).

The Company changed amortization method of stock issue cost. Stock issue cost incurred for the prior years was amortized uniformly over three years. However, stock issue cost incurred for the fiscal year ended March 31, 2007 was expensed in a lump.

As a result of adoption of this new accounting standard, ordinary income and net income before income taxes respectively decreased by ¥46 million.

(4) Accounting for allowances

(i) Allowance for doubtful accounts

Allowance for doubtful accounts is provided at the estimated amount computed based on the actual ratio of bad debts in the past and the estimated amount uncollectible on known bad debts.

(ii) Allowance for bonuses

Bonuses payable to employees are accrued at an estimated amount.

(iii) Allowance for directors' bonuses

Bonuses payable to directors are accrued at an estimated amount.

(Accounting Change)

Effective from the fiscal year ended March 31, 2007, the Company adopted the new accounting standard for directors' bonuses (Corporate Accounting Standard No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005).

As a result of adoption of this new accounting standard, operating income, ordinary income and net income before income taxes respectively decreased by ¥87 million.

(iv) Reserve for retirement benefits

The Company provides reserve for employees' retirement benefits at the balance sheet date based on the estimated amount of projected benefit obligation.

Net actuarial gains or losses are charged to earnings as incurred.

(v) Reserve for directors' retirement benefits

At the Ordinary Shareholders' Meeting held on June 28, 2006, the Company terminated the retirement allowance plan for directors and statutory auditors.

The remaining allowance for directors and statutory auditors will be paid at the time of resignation or retirement. As of March 31, 2007, the remaining balance was ¥23 million, which is included in other long-term liabilities.

(5) Other significant basis of presenting financial statements

(i) Accounting for leases

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

(ii) Hedge accounting

(a) Method of hedge accounting

If derivative instruments are used as hedging purpose and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative instruments until the related gains or losses on the hedged items are recognized.

(b) Hedging instruments and hedged items

The following summarizes hedging derivative instruments used by the Company and items hedged:

Hedging instruments:	Forward foreign currency, coupon swap contracts and interest rate swap contracts
Hedged items:	Foreign currency payables including future transactions and interest on loans payable

(c) Hedging policies

The Company utilizes the hedging instruments only to reduce the exposures to the future risks of market fluctuations in foreign exchange rates and interest rates, not for the purpose of speculation, in accordance with internal management regulations.

(d) Evaluation method of hedge effectiveness

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

No financial derivatives were applied to hedge accounting for the fiscal year ended March 31, 2007.

(iii) Accounting for consumption taxes

Consumption taxes and municipal consumption taxes are accounted for exclusion.

(6) Effective from the fiscal year ended March 31, 2007, the Company adopted Corporate Accounting Rules, "Kaishakeisankisoku" (Ministerial Ordinance No. 13 issued by the Ministry of Justice on February 7, 2006) to prepare financial statements.

(7) Accounting changes

(i) Accounting Standards for Presentation of Net Assets on the Balance Sheet

Effective from the fiscal year ended March 31, 2007, the Company adopted the new accounting standard for presentation of net assets on the balance sheet (Corporate Accounting Standard No. 5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance for the accounting standards for presentation of net assets on the balance sheet (the Financial Accounting Implementation Guidance No. 8, issued by the Accounting Standards Board of Japan on December 9, 2005).

The adoption of this new accounting standard had no impact on net income.

The amount equivalent to the total sum of the conventional equity section of the balance sheet is ¥42,995 million.

(ii) Accounting Standards for Stock Options

Effective from the fiscal year ended March 31, 2007, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No. 8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standards for stock options (the Financial Accounting Implementation Guidance No. 11, issued by the Accounting Standards Board of Japan with amendment on May 31, 2006).

The adoption of this new accounting standard had no impact on net income.

(8) Presentation changes

Long-term accounts payable, other and swap liabilities which had been independently presented on the balance sheets until the previous fiscal year were included in other long-term liabilities among long-term liabilities as of March 31, 2007 due to their quantitative immateriality. Long-term accounts payable, other and swap liabilities as of March 31, 2007 were ¥858 million and ¥539 million, respectively.

2. NOTES TO BALANCE SHEET

(1) Pledged assets and secured liabilities:

(i) Pledged assets:

	(Millions of Yen)
Deposits at bank	4,076
Buildings	53,639
Structures	18,632
Machinery and equipment	22,908
Ships	6
Vehicles	39
Tools, furniture and fixtures	3,639
Total	102,942

(ii) Secured liabilities:

	(Millions of Yen)
Current portion of long-term debt	3,500
Long-term debt	35,900
Total	39,400

(2) Accumulated depreciation of tangible fixed assets: ¥82,961 million

3. NOTES TO STATEMENT OF CHANGES IN NET ASSETS

(1) Number of shares issued and outstanding

(Thousands of shares)

Class of shares	Beginning balance	Increase	Decrease	Ending balance
Common stock (*1)	1,541	602	—	2,143
Class A preferred stock (*2)	185	—	185	—
Total	1,726	602	185	2,143

*1 Common stock increased due to the following:

370 thousand shares of common stock were issued in return for the exercises of the rights to demand acquisition of common stock which were vested to Class A preferred stock;

230 thousand shares of common stock were issued through public offering with its payment due on March 15, 2007; and

2 thousand shares of common stock were issued as a result of the exercised new stock acquisition rights.

*2 Class A preferred stock decreased by 185 thousand shares due to the retirement of treasury stock.

(2) Number of treasury stock

(Thousands of shares)

Class of shares	Beginning balance	Increase	Decrease	Ending balance
Class A preferred stock (*1, 2)	—	185	185	—

*1 Treasury stock of Class A preferred stock increased by 185 thousand shares due to the acquisition of Class A preferred stock as a result of the exercises of the rights to demand acquisition of common stock which were vested to Class A preferred stock.

*2 Treasury stock of Class A preferred stock decreased by 185 thousand shares due to the retirement of treasury stock.

(3) Dividend to be appropriated by retained earnings

Dividend restrictions

Contractual restrictions on dividends are as follows:

Under the syndicated loan agreement dated August 10, 2006, the following conditions should be satisfied as of the date of the Board of Directors' meeting held to convene an annual shareholders' meeting which resolves the dividends or the date of the Board of Directors resolving the interim dividends.

a. Required amounts are on deposit in the Company's repayment account, capital investment account and reserve account.

b. No events or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to an event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time.

(4) New stock acquisition rights as of March 31, 2007

	Resolved in the Board of Directors' Meeting held on June 28, 2006	Resolved in the Board of Directors' Meeting held on July 14, 2006
Class of shares subject to new stock acquisition rights	Common stock	Common stock
Number of shares subject to new stock acquisition rights	26,516 shares	8,037 shares
Number of new stock acquisition rights as of March 31, 2007	26,516	8,037

(Note) New stock acquisition rights on the table as above do not include those of which exercise periods have not reached yet.

4. INCOME TAXES

Significant components of deferred income tax assets as of March 31, 2007 were as follows:

	(Millions of Yen)
Deferred income tax assets:	
Allowance for bonuses	273
Advances received for ticket sales	1,429
Reserve for retirement benefits	337
Tax loss carryforwards	5,670
Other	895
Subtotal	8,606
Valuation allowance	(8,606)
Total	—
Deferred income tax liabilities	—
Net deferred income tax assets	—

5. RELATED PARTY TRANSACTIONS

(1) Parent company and major corporate shareholders

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Major shareholder	The City of Osaka	–	Municipality	9.33% directly owned	1	Loan	Long-term debt executed	–	Long-term debt	16,000
							Interest payments	340	Accrued interest	340
						Land for the theme park leased or used pursuant to a license	Land rent	906	Prepaid rent	42
									Accrued rent payable	13

(Note)

1. Consumption taxes are included in the balances at the year end but not in the transaction amounts for the year.
2. The City of Osaka became inapplicable to related party as a major shareholder when the Company issued new stocks through public offering on March 15, 2007. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which the City of Osaka was applicable to related party, and the balances at the year end listed above are as of the day before the City of Osaka became inapplicable to related party.
3. Transaction terms and policies for determination thereof
   (i) The loan terms are determined in consideration for market interest rate.
   (ii) The land on which the theme park is located is leased or used pursuant to a license from the City of Osaka. The rents and license fees are determined based on the ordinances for property by the City of Osaka.

(2) Sister companies, etc.

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Subsidiary of the Company's parent company	Goldman Sachs Japan Co., Ltd.	83,616	Securities firm	–	–	Renewal of loan	Long-term debt executed	–	Long-term debt	3,400
							Interest payments	21	Accrued interest	0
A company of which majority of voting rights is owned by the Company's major shareholder	Osaka City Development Corporation	100	Management of buildings and money lender	–	–	Loan	Long-term debt executed	–	Long-term debt	7,000
							Interest payments	133	Accrued interest	133
A company of which majority of voting rights is owned by the Company's major corporate shareholder	Universal City Studios LLLP	US$100 thousand	Management of licenses	–	1	License agreement	Payment for royalties	5,152	Accounts payable for royalties	465

(Note)

1. Consumption taxes are included in the balances at the year end but not in the transaction amounts for the year.
2. Goldman Sachs Japan Co., Ltd., a newly incorporated company, was transferred all business from Goldman Sachs (Japan) Ltd. in October 2006. The Goldman Sachs Group, Inc., a parent company of Goldman Sachs Japan Co., Ltd., indirectly holds voting rights of the Company through Crane Holdings Ltd., a 100% subsidiary owned indirectly by The Goldman Sachs Group, Inc.

   As of March 31, 2006, Crane Holdings Ltd. held 42.75% voting rights of the Company, therefore, it was applicable to related party as other related company. On November 15, 2006 when Crane Holdings Ltd. exercised the rights to demand acquisition of common stock which were vested to Class A preferred stock, Crane Holdings Ltd. increased the Company's voting rights to 50.97%. Accordingly, it became a parent company from other related company. Afterward, the Company issued new stocks through public offering on March 15, 2007. Accordingly, Crane Holdings Ltd. decreased the Company's voting rights to 41.52% and returned to other related company. As of March 31, 2007, Crane Holdings Ltd. held 41.48% voting rights of the Company. Consequently, Goldman Sachs Japan Co.,

Ltd. had been applicable to related party as a subsidiary of the Company's parent company for the period during which Crane Holdings Ltd. had been a parent company of the Company. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Goldman Sachs Japan Co., Ltd. was applicable to related party, and the balances at the year end listed above are as of the day before Goldman Sachs Japan Co., Ltd. became inapplicable to related party.

3. Osaka City Development Corporation became inapplicable to related party when the City of Osaka, its parent company, became inapplicable to related party as a major shareholder. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Osaka City Development Corporation was applicable to related party, and the balances at the year end listed above are as of the day before Osaka City Development Corporation became inapplicable to related party.

4. Universal Studios Entertainment Japan Investment Company LLC became inapplicable to related party as a major shareholder when the Company issued new stocks through public offering on March 15, 2007. Accordingly, Universal City Studios LLLP, of which majority of voting rights is held by Universal Studios Entertainment Japan Investment Company LLC, became inapplicable to related party. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Universal City Studios LLLP was applicable to related party, and the balances at the year end listed above are as of the day before Universal City Studios LLLP became inapplicable to related party.
5. Transaction terms and policies for determination thereof
   (i) The terms of loan from Osaka City Development Corporation are determined in consideration for market interest rate.
   (ii) Royalties rates are determined on the contractual agreement in consideration for those between Universal City Studios LLLP and other theme parks.

(3)Directors and major individual shareholders, etc.

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Director	Vernon McGugan	–	Director of the Company	–	–	–	Rent of the company housing	1	–	–

(Note)
1. Consumption taxes are not included in the transaction amounts for the year.
2. Vernon McGugan became a director on June 28, 2006. The transaction amounts for the year listed above are the sum of transactions from the installation date to March 31, 2007.
3. Transaction terms and policies for determination thereof
   The Company had rental contracts of the company housing for directors' families in accordance with the agreement with the directors. However, the rents have been wholly paid by the directors since August 2006.

6. PER SHARE DATA

(1)	Net assets per share of common stock	¥20,061.69
(2)	Net income per share of common stock	¥1,973.91

7. SUBSEQUENT EVENTS

None.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 8, 2007

The Board of Directors
USJ Co., Ltd.

KPMG AZSA & Co.

Toshihiro Yamanaka (Seal)
Designated and Engagement Partner
Certified Public Accountant
Kazuo Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of USJ Co., Ltd. as of March 31, 2007 and for the 13th business year from April 1, 2006 to March 31, 2007 in accordance with Article 436, Paragraph 2, Item 1 of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of USJ Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Statutory Auditors' Report

The Board of Statutory Auditors issues this Statutory Auditors' Report after consultation among the Statutory Auditors based on the reports from each of the Statutory Auditors regarding the methods and results of the audits concerning the execution performance of duties by Directors for the 13th fiscal year from April 1, 2006 to March 31, 2007 as follows:

1. Outline of the methods and procedures of audits by the Statutory Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors decided on the policies of audits, assignment of duties and other matters, and received reports from each Statutory Auditor on how the audits had been performed and the results of the audits. Meanwhile, the Board of Statutory Auditors also received reports from the Directors, Independent Auditors and others on how they had executed their duties, and asked them for explanations as necessary.

Each Statutory Auditor, according to the policies of audits and assignment of duties decided by the Board of Statutory Auditors, communicated with the Directors, employees belonging to internal audit section and other employees to collect information and facilitate the environment for audits. They also attended the Board of Directors' and other important meetings, received reports from Directors and employees concerning how they had executed their duties, asked them for explanations as necessary, inspected documents of important approvals and examined the situation of company operation and property. Moreover, the Statutory Auditors monitored and verified (i) the contents of the Board of Directors' resolution concerning implementation of the system ensuring that the Directors execute their duties in compliance with the laws and the articles of incorporation and the system specified, as necessary to ensure the appropriate operation of a company, in Article 100, Paragraphs 1 and 3, of the Ordinance for the Enforcement of the Corporate Law and (ii) the systems implemented in accordance with said resolution (internal control system). Based on the methods and procedures described above, the business report for this fiscal year and its schedules were examined.

The Statutory Auditors also monitored and verified that the Independent Auditors maintained their independent position and conducted proper audits, received reports from the Independent Auditors concerning the status of their execution of duties, and asked them for explanations as necessary. Moreover, after being notified by the Independent Auditors that "the system for ensuring that duties are performed properly" (specified in the items of Article 159 of the Ordinance for Corporate Calculation) was implemented in accordance with the "Quality Control Standards for Auditing" (October 28, 2005, Business Accounting Council) and other standards, asked them for explanations as necessary. Based on the methods and procedures described above, the accounting documents (balance sheet, profit and loss statement, statement of changes in shareholders' equity and specific notes sheet) for this business year and their schedules were examined.

2. The results of the audits

(1) The results of the audit of the business report and others

(i) We believe that the business report together with its schedules correctly reflects the situation of the Company in accordance with laws and the articles of incorporation.

(ii) We did not recognize any frauds or any material violation of laws or the articles of incorporation with regard to the execution of duties by Directors.

(iii) We confirm that the contents of the Board of Directors' resolution concerning the internal control system is appropriate. We did found no problems concerning execution of the Directors' duties relating to said internal control system.

(2) The results of the audit of the accounting documents and their schedules

We believe that the methods and the results of the audit of the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 8, 2007

The Board of Statutory Auditors of USJ Co., Ltd.

Statutory Auditor (full time)
Tsugio Hase (seal)
Statutory Auditor (full time)
Masahiro Kawada (seal)
Statutory Auditor
Takashi Syoji (seal)

(Note) Messrs. Tsugio Hase, Masahiro Kawada, and Takashi Shoji are outside statutory auditors as specified in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Bill No. 1 Partial Amendment of Articles of Incorporation

1. Purpose of the Amendment of Articles of Incorporation

(1) In order to update the business purposes according to the diversification of the Company's business, an additional business purpose shall be added to those stated in Article 2 of the current Articles of Incorporation.

(2) Article 6, Chapter II-2 (Article 10-2 to Article 10-7), Article 16-2 and Article 16-3 of the current Articles of Incorporation, which are provisions concerning Class A preferred stocks and class shareholders meetings, shall be deleted, as all of the Class A preferred stocks issued were retired at the Board of Directors' Meeting held on December 14, 2006.

(3) In order to facilitate the appointment of outside directors and outside statutory auditors, as well as to provide conditions to allow them to play their expected roles fully, new provisions shall be established to allow the conclusion of contracts that provide, in case outside directors and outside statutory auditors are liable to the Company for damages due to negligence of their duties, such liabilities will be limited to the amount of ¥10 million or the amount stipulated by law, whichever is higher in accordance with the Article 427, Paragraph 1 of the Corporate Law. All statutory auditors have given their consent to the establishment of new provisions concerning the limitation of liabilities of outside directors.

(4) In order to realize mobile capital policies and dividend policies, new provisions shall be established to allow distribution of dividends by the resolution of the Board of Directors.

(5) The number of articles shall be amended according to the additions and deletions of articles.

2. Details of Amendment of Articles of Incorporation

The details of the amendment of Articles of Incorporation are as follows.

(Amendments are underlined)

Current Articles of Incorporation	Proposed Amendment
Article 2. (Purposes) The purposes of the Company are to engage in the planning management and operation of large-scale theme parks and the following additional businesses, provided such additional businesses are directly related to the foregoing:	**Article 2. (Purposes)** The purposes of the Company are to engage in the planning management and operation of large-scale theme parks and the following additional businesses, provided that such additional businesses are directly related to the foregoing:
1. -15. (Omitted) (Newly established) 16. any and all other business incidental or relating to any of the foregoing.	1. - 15. (same as the current Items) 16. security guard business, as per the Security Guard Law 17. (same as the current Item)
Article 6. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be three	**Article 6. (Total Number of Shares Authorized to be Issued)** The total number of shares authorized to be issued by the Company shall be three

Current Articles of Incorporation	Proposed Amendment
million (3,000,000), of which two million eight hundred fifteen thousand (2,815,000) shares shall be common shares and one hundred eighty-five thousand (185,000) shares shall be class A preferred shares.	million (3,000,000).
CHAPTER II -2. Class A Preferred Shares	
Article 10-2. (Distribution of Dividend to Class A Preferred Shares) When the Company distributes dividends provided for in Article 35-1, all the class A preferred shares in existence as of the last day of the fiscal year shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 10-5, paragraph 2 at the conversion price provided for in Article 10-6 as of such day, and the Company shall distribute the same amount of dividends to each holder or pledgor of the class A preferred shares for its common shares including common shares deemed as such pursuant to the foregoing. When the Company distributes dividends provided for in Article 35-2, all the class A preferred shares in existence as of September 30 of the fiscal year shall be deemed to be such number of common shares as would be issued should those class A preferred shares be converted into common shares pursuant to Article 10-5, paragraph 2 at the conversion price provided for in Article 10-6 as of such day, and the Company shall distribute the same amount of dividends to each holder or pledgor of the class A preferred shares for its common shares including common shares deemed as such pursuant to the foregoing.	(Deleted)
Article 10-3. (Distribution of Residual Assets to Class A Preferred Shares) When the Company distributes residual assets upon liquidation, the Company shall distribute to each holder or pledgor of the class A preferred shares the issue price per class A preferred share preceding any distribution to any holder or pledgor of common shares.	(Deleted)

Current Articles of Incorporation	Proposed Amendment
Article 10-4. (Distribution of Residual Assets to Class A Preferred Shares) The Company shall not split or consolidate class A preferred shares.	(Deleted)
Article 10-5. (Right of Conversion into Common Shares) 10-5.1 A Class A Preferred Shareholder may require the Company to acquire its class A preferred shares and to provide it with common shares ("conversion") at the conversion price provided for in Article 10-6 at any time. 10-5.2 The number of common shares that will be provided upon conversion of class A preferred shares shall be calculated by multiplying the number of class A preferred shares to be converted by ¥45,000 per share and dividing the figure obtained thereby by the conversion price. Provided that any number of shares less than one share shall be disregarded. 10-5.3 On or at any time after the date that is the seventh anniversary of the date of issuance of the class A preferred shares, a Class A Preferred Shareholder may require the Company to acquire the class A preferred shares held by it at ¥45,000 per share.	(Deleted)
Article 10-6. (Conversion Price) 10-6.1 The initial conversion price of class A preferred shares shall be ¥22,500 per share. 10-6.2 If, after the issuance of the class A preferred shares, the Company: (i) issues (a) common shares at a per share price below the current conversion price (other than shares issued or transferred (i) upon conversion or exchange of any convertible or exchangeable securities issued by the Company, (ii) upon exercise of any rights or warrants granted, offered or issued by the Company, (iii) to shareholders of any corporation which merges into the Company upon such merger or which becomes a wholly-owned subsidiary of the Company by a share exchange (kabushiki-kokan) pursuant to Article 767 et seq. of the Corporate Law, in	(Deleted)

Current Articles of Incorporation	Proposed Amendment
proportion to their shareholding in such corporation immediately prior to such merger or share exchange, (iv) to any corporation or to shareholders of any corporation which transfers its business to the Company following a corporate split (kyushu bunkatsu) pursuant to Article 757 et seq. of the Corporate Law, and (v) upon exercise of the statutory preemptive rights by respective shareholders of common shares and class A preferred shares in accordance with the statutory pre-emptive rights under the Corporate Law), or (b) securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price shall be adjusted using the formula prescribed in Article 10-6.3(i) (ii) effects a split of the common shares, the conversion price shall be adjusted using the formula prescribed in Article 10-6.3(ii); and; (iii) effects a merger, capital decrease, corporate split or consolidation of common shares otherwise than in the events mentioned in items (i) and (ii) above, and the Board of Directors of the Company determines that the adjustment of the conversion price is necessary in order to preserve the Class A Preferred Shareholders' proportionate ownership of common shares on a fully diluted basis following the relevant event, then adjustment shall be made as determined by the Board of Directors of the Company so as to achieve the aforementioned objective for making such adjustment. 10-6.3 (i) The formula used for the adjustment of the conversion price pursuant to Article10-6.2(i) shall be as follows: (Note. Formula is omitted) (ii) The formula used for the adjustment of the convention price pursuant to Article10-6.2(ii) shall be as follows: (Note. Formula is omitted) (iii) In the above formulas, "conversion price before adjustment" means the conversion price in effect on the date immediately preceding the date on which the adjusted conversion price becomes effective.	

Current Articles of Incorporation	Proposed Amendment
10-6.4 The conversion price after adjustment shall take effect on the dates below. (i) In the event that the Company issues common shares for a consideration less than the current conversion price, the conversion price after adjustment will become effective as of the date immediately following the due date of payment for such common shares, or, if such common shares are issued to shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following such date for the application. (ii) In the event that common shares are issued by way of stock split, the conversion price after adjustment will become effective as of the date immediately following the record date for the allotment of such common shares by way of stock split. Provided that, in the case of a stock split and issue of new common shares by a transfer of distributable profits to capital, and the record date for the allotment of such common shares falls prior to the date of close of the relevant ordinary shareholders meeting at which the required transfer of distributable profits to capital is approved, the conversion price after adjustment shall become effective as of the date immediately following the date on which the ordinary shareholders meeting approving the transfer is concluded. (iii) In the event that the Company issues securities entitling the holders thereof to exercise rights of conversion into or subscription of common shares at a price less than the current conversion price, the conversion price after adjustment will become effective as of the date immediately following the date of issue of such securities or, in the case of an issue of such securities to the shareholders of the Company, the conversion price after adjustment will become effective as of the date immediately following the date for application.	

Current Articles of Incorporation	Proposed Amendment
Article 10-7. (Voting Rights of Class A Preferred Shares) The Class A Preferred Shareholders shall not be entitled to vote with their Class A Preferred Shares at a general meeting of shareholders.	(Deleted)
Article 16-2. (Application Mutatis Mutandis to Class Shareholders Meetings) The provisions of Article 12, 15 and 16 shall be applied mutatis mutandis to class shareholders meetings of the Class A Preferred Shareholders of the Company and of the General Shareholders (both "Class Shareholders Meeting").	(Deleted)
Article 16-3. (Class Shareholders Meetings) 16-3.1 An approval at a Class Shareholders Meeting shall be required regarding the matters to be approved by a Class Shareholders Meeting pursuant to the laws and regulations in addition to resolutions of shareholders or the board of directors which are required by the laws and regulations. 16-3.2 A Class Shareholders Meeting shall be convened by sending a notice one week before from the meeting day in writing to the class shareholders of such class. 16-3.3 A Class Shareholders Meeting shall require a quorum of the class shareholders of such class representing two thirds (2/3) or more of the total number of such class shares held by such shareholders which are present at such meeting. A resolution at such meeting requires affirmative votes by two thirds (2/3) or more of the number of such class shares represented there.	(Deleted)
(Newly established)	**Article 26. (Director's Remuneration)** Remuneration, bonus and any other financial benefits that a director receives from the Company as the reward for the execution of his/her duties ("Remuneration"") shall be determined by the resolution of the general meeting of shareholders.
(Newly established)	**Article 27. (Limitation of Director's Liability)** Pursuant to the provisions set forth in Article 427, paragraph 1 of the Corporate

Current Articles of Incorporation	Proposed Amendment
	Law, the Company shall have the right to conclude contracts with outside directors concerning the limitation of liabilities for damages in the case that such outside directors neglected their duties. Under Articles of Incorporation of the Company, the liabilities based on such contracts shall be limited to either 10 million yen or the amount stipulated by law, the higher amount being effective.
Article 26. -Article 33. (Omitted)	**Article 28. -Article 35.** (Same as the current Articles)
(Newly established)	**Article 36. (Auditor Remuneration)** Remuneration of auditors shall be determined by the resolution of the general meeting of shareholders.
(Newly established)	**Article 37. (Limitation of Auditor's Liability)** Pursuant to the provisions set forth in Article 427, paragraph 1 of the Corporate Law, the Company shall have the right to conclude contracts with outside auditors concerning the limitation of liabilities for damages in the case that such outside auditors neglected their duties. Under Articles of Incorporation of the Company, the liabilities based on such contracts shall be limited to either 10 million yen or the amount stipulated by law, the higher amount being effective.
Article 34. (Omitted)	**Article 38.** (Same as the current Articles)
Article 35. (Dividends) 35.1 By a resolution of the shareholders' meeting, year-end dividends which are payable in cash ("Year-end Dividends") may be declared and distributed to those shareholders or registered pledgees of shares mentioned or recorded in the shareholders' register as of the last day of each fiscal year.	**Article 39. (Decision-making Body for the Distribution of Dividends)** Regarding the distribution of dividends and other matters stated in the Items of Article 459, paragraph 1 of the Corporate Law, such matters shall be determined by the resolution of the Board of Directors instead of the resolution of the general meeting of shareholders, unless otherwise provided by laws.
35.2 In addition to what is set forth in the preceding paragraph, by a resolution of the Board of Directors, interim dividends which is payable in cash ("Interim Dividends")may be declared and distributed to those shareholders or	(Deleted)

Current Articles of Incorporation	Proposed Amendment
registered pledgees of shares mentioned or recorded in the shareholders' register as of September 30 of each fiscal year.	
(Newly established)	**Article 40. (Record Date for the Distribution of Dividends)** 40.1 The record date for the distribution of Year-end Dividends shall be March 31 every year. 40.2 The record date for the distribution of Interim Dividends shall be September 30 every year. 40.3 In addition to the distribution of dividends as per the above two paragraphs, additional distributions can be made by setting record dates as necessary.
Article 36. (Omitted)	**Article 41.** (Same as the current Articles)

Bill No.2 Appointment of nine Directors

The term of all eleven (11) directors will expire at the end of this Shareholders' Meeting. Therefore the Company would like you to appoint nine (9) directors.

The candidates are as follows.

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
1	Glenn Gumpel (August 19, 1947)	Mar. 1973 American Broadcast Company Apr. 1983 Vice President, Legal and Business Affairs, Universal Studios Hollywood Jul. 1987 National Executive Director, Directors Guild of America Oct. 1995 Executive Vice President, Business and Legal Affairs, Universal Parks & Resorts, MCA Inc. (currently Universal Studios Inc.) Mar. 1999 President, International and Global Business Affairs, Universal Parks and Resorts, Universal Studios Inc. Jun. 1999 Director (part-time), USJ Co., Ltd. Jun. 2004 Resigned Director (part-time), USJ Co., Ltd. Jun. 2004 Representative Director and President, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
2	Koji Iida (February 19, 1952)	Apr. 1975 Esso Sekiyu K.K. Jul. 1990 General Manager, Control and Planning Department, Esso Sekiyu K.K. Jul. 1992 General Manager, Financial Accounting Department, Esso Sekiyu K.K. Jul. 1993 General Manager, Finance Department, Cellular Phone Division, Motorola Japan Ltd. Sep. 1994 General Manager, Administration Department, LSI Logic K.K. Jul. 1996 General Manager, Finance Department, Toys"R"Us-Japan, Ltd. Jan. 1998 Director, General Manager, Finance, Toys"R"Us-Japan, Ltd. Apr. 2001 Director, Director of Finance, Toys"R"Us-Japan, Ltd. Apr. 2003 Director and CFO, Toys"R"Us-Japan, Ltd. May 2004 AEON Co., Ltd. Jul. 2004 General Manager, Finance & Accounting, AEON Co., Ltd. Jun. 2006 General Manager, Finance & Administration Division, General Manager of Accounting & Finance, USJ Co., Ltd. Jan. 2007 Director, General Manager, Finance Administration Division, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
3	Isao Tanaka (April 24, 1944)	Apr. 1969 Esso Standard Sekiyu K.K. Aug. 1976 Manager, Research Department, McDonald's Company (Japan), Ltd. Mar. 1982 General Manager, Marketing Department, Harlequin K.K. Jan. 1985 General Manager, Marketing Department, McDonald's Company (Japan), Ltd. Apr. 1987 Assistant to the President and General Manager, Marketing Division, McDonald's Company (Japan), Ltd. May 1994 Representative Director and President, Harlequin K.K. Mar. 1996 Representative Director and President, Hallmark K.K. Oct. 1998 Representative Director and President, BOL Japan K.K. May. 2002 Advisor, K.K. Deagostini Japan May 2003 Universal Studios Recreation Japan Supervision, Inc. General Manager, Marketing & Sales Division, USJ Co., Ltd. Jun. 2003 Director, General Manager, Marketing & Sales Division, USJ Co., Ltd. Dec. 2006 Director, General Manager, Marketing & Sales Division, General Manager of Marketing Planning Department, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
4	Vernon McGugan (December 19, 1953)	Apr. 1978 Walt Disney World Apr. 1990 Manager, Walt Disney Imagineering Project Coordination, Disneyland Paris May 1992 Director, Theme Park Operations, Walt Disney Attractions Japan, Ltd. Dec. 1996 Vice President, Operations Planning Services, Universal Studios Recreation Group Aug. 1999 Senior Vice President, Operations Planning Services, Universal Parks and Resorts General Manager of Operations Division, USJ Co., Ltd. Jun. 2006 Director, General Manager, Park Operations Division, USJ Co., Ltd. Mar. 2007 Director, General Manager, Park Operations Division, General Manager of Operation Planning Department, USJ Co., Ltd. Apr. 2007 Directors, General Manager, Park Operations Division, USJ Co., Ltd. (Present)	0
5	Yoshikazu Maruyama (October 30, 1970)	May 1992 J.P. Morgan & Co., Inc. May 1995 Director, International Business Planning and Development, Universal Parks and Resorts, MCA Inc. (currently Universal Studios Inc.) Mar. 1999 Director, International Business Development, eToys, Inc. May 2000 Senior Vice President, International Business Development, Universal Parks and Resorts, Universal Studios Inc. May 2004 Special Advisor to the President and CEO, USJ Co., Ltd. Jun. 2006 Director, Chief Strategy Officer, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
6	Hiroshi Nakamichi (August 9, 1954)	Apr. 1977 Ishikawajima Harima Heavy Industries Co., Ltd. May 1987 Monsanto Japan Co., Ltd. Jul. 1996 Director, Human Resources, Digital Equipment Co., Ltd. (currently Hewlett Packard Japan Co., Ltd.) May 1999 Vice President, Human Resources Division, Citibank N.A. Jun. 2000 Managing Director, Senior Vice President, Aetna Heiwa Life Insurance Co., Ltd. (currently Mass Mutual Life Insurance Co., Ltd.) Sep. 2004 General Manager, Human Resources Department, Corporate Support Division, USJ Co., Ltd. (Present)	0
7	Ankur Sahu (October 18, 1969)	Oct. 1998 Goldman Sachs (Asia) L.L.C. Dec. 1998 Goldman Sachs & Co. May 2000 Vice President, Goldman Sachs & Co. Jan. 2004 Vice President, Principal Investment Area, Goldman Sachs (Japan), Ltd. (curerntly Goldman Sachs Japan Co., Ltd.) Jul. 2005 Director, USJ Co., Ltd. (Present) Director, Fujita Corporation (Present) Aug. 2005 Director, Crane Holdings Ltd.(Present) Nov. 2005 Managing Director, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) (Present) Feb. 2006 Director, Sanyo Electric Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
8	Kenichiro Kagasa (January 17, 1968)	Apr. 1993 Asahi Banking Corporation (currently Resona Banking Corporation) Jul. 2000 Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) Dec. 2003 Vice President, Investment Bank Division, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) Dec. 2005 Vice President, Principal Investment Area, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) (President) Mar. 2006 Director, Optorun Co., Ltd. (Present)	0
9	Kazuhiro Takahashi (May 8, 1957)	Apr. 1981 Japan Development Bank (currently Development Bank of Japan) Mar. 1998 Director, Project Division for Urban Development, Osaka Branch, Japan Development Bank (currently Development Bank of Japan) Jun. 2005 Director General, Planning Dept. for Investment Banking, Development Bank of Japan Jul. 2005 Director, USJ Co., Ltd. (Present) Apr. 2006 General Manager, Planning Dept. for Investment Banking, Development Bank of Japan (Present)	0

(Note) 1. The candidates have no special interests with the Company.

2. Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi are candidates for outside directors.

3. Reason to nominate candidates for outside directors

(1) Ankur Sahu is nominated to outside director to give advice and suggestion from the viewpoint of international business investor as an expert of investment and management.

(2) Kenichiro Kagasa is nominated to outside director to give advice and suggestion primarily on finance strategy for future growth of the Company based on his knowledge and long-term experience in finance.

(3) Kazuhiro Takahashi is nominated to outside director to give advice and suggestion to ensure legitimate and appropriate decision-making in the Board Meeting based on his knowledge and experience in government-affiliated bank.

4. Candidate for outside director who has served as an executive officer of a

special interest business partner of the Company over the past five years
Ankur Sahu served concurrently as director of Crane Holdings Limited, a parent company of USJ Co. Ltd., between November 2006 and March 2007.

5. Number of years of service of outside directors
   (1) Ankur Sahu will have served as outside director of the Company for one year and eleven months at the end of this Shareholders' Meeting.
   (2) Kazuhiro Takahashi will have served as outside director of the Company for one year and eleven months at the end of this Shareholders' Meeting.
6. Liability Limitation Agreement with outside directors
   "Partial Amendment of Articles of Incorporation" has been proposed as Bill No. 1 at this Ordinary Shareholders' Meeting in order to facilitate the appointment of outside directors, and to allow the conclusion of contracts with outside directors. Liability Limitation Agreement as follows will be concluded with all outside directors when the said bill is approved as proposed at this Shareholders' Meeting.
   - For outside directors who are liable to the Company for damages due to negligence of their duties, such liabilities will be limited to the amount of ¥10 million or the minimum liability stipulated in Articles 427, Paragraph 1 of the Corporate Law, whichever is higher.
   - The liabilities will be limited under the above contract only when outside directors act in good faith and without gross negligence in connection with actions that arose the liabilities.

Bill No. 3 Appointment of four Statutory Auditors

Tsugio Hase, Masahiro Kawada and Takashi Shoji will step down as statutory auditors at the end of this Shareholders' Meeting in order to reaffirm the confidence of shareholders after public listing.

Therefore, the Company would like you to appoint four statutory auditors in total, one (1) statutory auditor in addition to the above three (3) statutory auditors to enhance auditing system.

All statutory auditors have given their consent to this proposal.

The candidates are as follows.

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co. Ltd (Representation of other companies)	USJ Shares
1	Tsugio Hase (August 2, 1931)	Feb. 1963 Certified public accountant Jul. 1985 Representative Partner, Asahi Shinwa & Co. (currently KPMG AZSA & Co.) May 1993 Executive Managing Director, Asahi Shinwa & Co. (currently KPMG AZSA & Co.) May 1997 Deputy Director General, Asahi & Co. (currently KPMG AZSA & Co.) Nov. 1999 Retired from Asahi & Co. (currently KPMG AZSA & Co.) Jun. 2001 Statutory Auditor, USJ Co., Ltd. (Present) Jun. 2002 Statutory Auditor, Nichia Steel Works, Ltd. (Present)	0
2	Masahiro Kawada (September 7, 1949)	Apr. 1972 Japan Development Bank (currently Development Bank of Japan) Apr. 1991 Deputy General Manager, Sales, Japan Development Bank (currently Development Bank of Japan) Mar. 1993 Deputy General Manager, Human Resources, Japan Development Bank (currently Development Bank of Japan) Jun. 1996 General Manager, General Affairs, Japan Development Bank (currently Development Bank of Japan) Jun. 1998 Managing Director, Shonan International Village Association Jun. 2004 Statutory Auditor, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co. Ltd (Representation of other companies)	USJ Shares
3	Shoji Takashi (May 20, 1963)	Oct. 1987 Asahi Shinwa & Co. (KPMG AZSA & Co.) Mar. 1991 Certified public accountant Jul. 1997 Representative Partner, Global Audit & Co. Jun. 1998 Statutory Auditor, USJ Co., Ltd. (Present) Jun. 2003 Statutory Auditor, Yasunaga Corporation (Present)	0
4	Michiko Kanai (June 16, 1955)	Apr. 1979 Woodland Corporation Oct. 1984 Passed Japanese Bar Examination Oct. 1987 Passed the New York State Bar Examination Apr. 1990 Graduated from the Legal Research and Training Institute Admitted to the Osaka Bar Association. Associate, Oh-Ebashi Law Offices Sep. 1994 Seconded at Nabarro Nathanson London, U.K Apr. 1998 Partner, Oh-Ebashi Law Offices Aug. 2002 Partner, Oh-Ebashi LPC & Partners (Present)	0

(Note) 1. Michiko Kanai is a partner of Oh-Ebashi LPC & Partners, which concluded legal advisory contract with the Company. Other candidates have no special interests with the Company.

2. Tsugio Hase, Masahiro Kawada, Takashi Shoji and Michiko Kanai are candidates for outside statutory auditors.

3. Reason to nominate candidates for outside statutory auditors

(1) Tsugio Hase is a certified public accountant and is nominated to an outside statutory auditor to ensure legitimate business management based on his knowledge in finance and accounting.

(2) Masahiro Kawada is nominated to an outside statutory auditor to enhance auditing system of the Company based on his knowledge and experience in government-affiliated loan bank.

(3) Takashi Shoji is a certified public accountant and is nominated to an outside statutory auditor to ensure legitimate business management based on his knowledge in finance and accounting.

(4) Michiko Kanai is a certified lawyer and is nominated to an outside statutory auditor to enhance auditing system of the Company based on her knowledge in laws and her experience as lawyer.

4. Reason to determine that candidates who have never been involved with corporate management in a way other than serving as outside director or outside statutory auditor are able to perform appropriate roles as outside statutory auditor

(1) Tsugio Hase has long-term experience as a certified public accountant and high knowledge in accounting. He also has deep insight on management.

(2) Takashi Shoji has high knowledge in accounting as a certified public accountant, and high insight regarding management.

(3) Michiko Kanai is familiar with corporate legal affairs as lawyer and has deep insight on management.

5. Number of years of service as outside statutory auditors

(1) Tsugio Hase will have served as outside statutory auditor for six years at the end of this Shareholders' Meeting.

(2) Masahiro Kawada will have served as outside statutory auditor for three years at the end of this Shareholders' Meeting.

(3) Takashi Shoji will have served as outside statutory auditor for nine years at the end of this Shareholders' Meeting.

6. Liability Limitation Agreement with outside statutory auditors

"Partial Amendment of Articles of Incorporation" has been proposed as Bill No. 1 at this Ordinary Shareholders' Meeting in order to facilitate the appointment of outside statutory auditors, and to allow the conclusion of contracts with outside statutory auditors. Liability Limitation Agreement will be concluded as follows with all outside statutory auditors when the said bill is approved as proposed at this Shareholders' Meeting.

- For outside statutory auditors who are liable to the Company for damages due to negligence of their duties, such liabilities will be limited to the amount of ¥10 million or minimum liability limit stipulated in Articles 427, Paragraph 1 of the Corporate Law, whichever is higher.
- The liabilities will be limited under the above contract only when outside statutory auditors act in good faith and without gross negligence in connection with actions that arose the liabilities.

Bill No. 4 Stock Option Compensation for Directors

In light of business environment change and other circumstances, for the purpose of further driving motivation for improving our business results and corporate value by linking the profits received by Directors with the stock price of the Company, new stock acquisition rights as described below are to be granted to directors (excluding outside directors) as what is called Deeply Discounted Stock Option compensation, which will be up to ¥25 million per year and separate from compensation as described in Bill No.5. Such Deeply Discounted Stock Option compensation for directors does not include salary for their service as employees.

The number of directors eligible for such compensation will be four (4), if Bill No.2 is approved.

1. Total number of new stock acquisition rights

The maximum number of the rights per year is determined by dividing the above compensation of ¥25 million by the fair value per new stock acquisition right, which is calculated on the basis of a reasonable option assessment model (fractions should be omitted).

2. Type and number of new shares to be acquired

The target number of shares to be acquired by one new stock acquisition rights (hereinafter "Number of Shares to be Granted") is one common stock of the Company. If there is split (including gratis issue of common stocks of the Company) or reverse split and it is appropriate to adjust the Number of Shares to be Granted, the Company can adjust the number as it deems necessary.

3. Monetary payment for new stock acquisition rights

While the fair value which is calculated on the basis of a reasonable option assessment model will be paid-in money, the compensation equal to the amount of such paid-in money will be offered to directors eligible for new stock acquisition rights, and in lieu of monetary payment, such paid-in money will be set off by such compensation.

4. Value of assets to be invested on exercising new stock acquisition rights

The value of assets to be invested on exercise of a new stock acquisition rights is calculated by multiplying one yen of paid-in amount per share by the Number of Shares to be Granted.

5. Exercisable period

The exercisable period commences after three (3) years and ends at ten (10) years from the day the new stock acquisition rights are granted.

6. Restrictions on acquiring new stock acquisition rights through transfer

Acquisition of new stock acquisition rights through transfer requires approval of the Board of Directors.

7. Conditions of exercise

An individual who exercises a new stock acquisition right must be a member of the Board of Directors at the time of exercise, in principle. However, if the Board of Directors of the Company approves, the individual can exercise the right even after he or she ceases to be a member of the Board of Directors.

8. Other conditions

Other conditions or details should be determined by a Board of Directors' meeting held to decide offerings of new stock acquisition rights.

Bill No. 5 Revision of Directors' Compensation

The annual remuneration amount for directors was approved at the 12th Ordinary Shareholders' Meeting on June 28, 2006 as an amount no greater than nine hundred (900) million yen per annum. In light of business environment change and other circumstances, the Company would like to propose for approval an increase of the limit to one point three (1.3) billion yen per annum. Directors eligible for this annual remuneration does not outside directors.

In addition, this annual remuneration amount for directors does not include salary for their services as employees.

Currently, the number of directors is eleven (11) (including five (5) outside directors), but once Bill No.2 is approved, the number of directors will be nine (9) (including three (3) outside directors).

Bill No. 6 Revision of Statutory Auditors' Compensation

The annual remuneration amount for Statutory Auditors was approved at the 7th Ordinary Shareholders' Meeting on June 27, 2001 as an amount no greater than three (3) million yen per month. In light of business environment change and other circumstances, and in order to strengthen and enhance the auditing system, the Company would like to propose for approval an increase of the limit to sixty (60) million yen per annum.

Currently, the number of statutory auditors is three (3), but once Bill No. 3 is approved, the number of statutory auditors will be four (4).

Location of the Ordinary Shareholders' Meeting

Regency Ballroom, Hyatt Regency Osaka 3F
1-13-11, Nankokita, Suminoe-ku, Osaka, Japan



Universal Studios Japan
Universal City Port
HANSHIN EXPWY
WTC Cosmo Tower
Event Hall Baysia
ATC
INTEX Osaka
Osaka Nanko Bird Sanctuary
HYATT REGENCY OSAKA
Osaka wan
Ferry Terminal

It is a three-minutes-walk from Nakafuto Station (the New Tram, Nanko Port Town Line) to Hyatt Regency Osaka.

Notice of Resolutions at the 13th Ordinary Shareholders' Meeting

June 27, 2007

Dear Shareholders,

Thank you very much for your continued cooperation.
This is to inform you that the following reports were presented and the resolutions were passed at the 13th Ordinary Shareholders' Meeting, which was held today, June 27, 2007.

Reports

Annual Business Report and Financial Statements of the 13th Fiscal Year
(From April 1, 2006 to March 31, 2007)
The above reports were made.

Bills

Bill No. 1 Partial Amendment of Articles of Incorporation
The bill was approved as proposed.

Bill No. 2 Appointment of nine Directors
The bill was approved as proposed.
Glenn Gumpel, Koji Iida, Isao Tanaka, Vernon McGugan, Yoshikazu Maruyama, Ankur Sahu and Kazuhiro Takahashi were re-appointed. Hiroshi Nakamichi and Kenichiro Kagasa were newly appointed.

Bill No. 3 Appointment of four Statutory Auditors
The bill was approved as proposed. Tsugio Hase, Masahiro Kawada and Takashi Shoji were re-appointed. Michiko Kanai was newly appointed.

Bill No. 4 Stock Option Compensation for Directors
The bill was approved as proposed.

Bill No. 5 Revision of Directors' Compensation
The bill was approved as proposed.

Bill No. 6 Revision of Statutory Auditors' Compensation
The bill was approved as proposed.

Yours sincerely,

Glenn Gumpel
President, CEO and Representative Director
USJ Co., Ltd.
2-1-33, Sakurajima, Konohana-ku, Osaka, Japan

Glenn Gumpel was nominated and appointed as President, CEO and Representative Director of USJ Co., Ltd. at the Board of Directors' Meeting after the Ordinary Shareholders' Meeting.

Electronic Public Notice System

USJ Co., Ltd. has adopted an electronic notice system to post the company's public notice on the following website. If electronic public notice is not available due to an accident or other compelling reason, public notice will be given by posting in the Nihon Keizai Shimbun.

URL for Electronic Public Notice http://ir.usj.co.jp/ja/AccountingAnnounce.html

UNIVERSAL STUDIOS
JAPAN™

2007

USJ Report



ear Shareholders,

Fiscal 2006 was a memorable year. For the first time, in the history of your company, we achieved positive net income. Our pledge to you, grow shareholder value, remains very much a part of our DNA.

***Business Summary**

USJ began its 5th Anniversary Celebration in March 2006. In commemoration of this special year, we launched a spectacular new nighttime show on our lagoon—Peter Pan's Neverland. We created a new land—Land of OZ—and took out the old Wild Wild West Land. We asked the creators of the Tony Award-winning Broadway musical, Wicked, to develop a theme park-version of their hit musical, and USJ debuted it to great success in Land of OZ. Finally, we capped off the year with a sensational new ride attraction, Hollywood Dream The Ride, which was launched in March 2007.

***Operating Results**

Attendance in the fiscal year ended March 31, 2007 totaled 8,698,000, an increase of 4.6% over the previous year. This result reflects the success of our 5th anniversary campaign, our expanded product line up and the unusually warm winter weather in the fourth quarter. Therefore, sales and income exceeded our forecast. We recorded sales of ¥72.1 billion, operating income of ¥7.3 billion and net income of ¥3.8 billion.

Attendance Strategy

In 2004 we changed USJ's positioning from "Power of Hollywood" to "World-Class Family Entertainment" and shifted our target audience from young adults to women and women with children. We altered our communications from the purely functional, e.g. Come visit, to ride our rides, to the emotional, e.g. Come visit and watch your children smile. As a result, we increased the percentage of women and women with children who visit USJ and have grown repeat visitation to our park. We have strengthened our international sales effort and are placing increased emphasis on attracting guests from Chubu and Kansai.

Enhancement of Profitability and Financial Condition

Both EBITDA and net profit have seen demonstrable gains. As we continue to pay down debt, your company's balance sheet has dramatically improved.

***Future Prospects**

We will focus on profit and growth. We will grow our business based on our strengths. We are committed to maintaining our facilities in a world-class condition and ensuring the complete safety of our guests and employees. USJ's Vision is to become Asia's leading entertainment and leisure company, providing guests with a level of delight and service exceeding all their expectations. Our commitment to you, our owners is to continuously improve shareholders' value.

We appreciate your continued support and cooperation.

Yours sincerely,
June 2007

Glenn Gumpel
President and CEO
USJ Co., Ltd.

World-Class Family Entertainment


Emotional Connections
HOLLYWOOD CHRISTMAS Spectacular

Attendance


New Management Team
12,000
10,000
8,000
6,000
4,000
2,000
0
(Thousands of Guests)
2003
2004
2005
2006
2007
7,637
9,889
HFP
5,504
8,100
8,314
8,698

HFP was a highly discounted pass valid for unlimited re-entry from March to December 2003 which cost only ¥6,900

Significant Balance Sheet Improvement


New Management Team
Total debt
Debt/EBITDA
150,000
120,000
90,000
60,000
30,000
0
(Millions of Yen)
18
15
12
9
6
3
0
(Times)
2003
2004
2005
2006
2007
124,715
118,605
110,175
87,600
62,400
13.2x
8.7x
6.8x
5.1x
2.9x

Debt figures represent total debt
EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

Expanding Cash Generating Power


New Management Team
EBITDA
Capex[1]
Expanding Cash Generating Power
25,000
20,000
15,000
10,000
5,000
0
(Millions of Yen)
2003
2004
2005
2006
2007
9,414
9,347
13,699
5,811
16,312
1,044
17,145
1,963
21,286
6,991

[1] Capex figures are "Acquisition of property and equipment"

Financial Highlights

(Millions of Yen)	2004	2005	2006	2007	2006 vs. 2007 (%)
Sales	71,250	70,059	68,267	72,062	+5.6
Operating Income (Loss)	(1,751)	73	1,494	7,283	+387.4
Ordinary Income (Loss)	(5,068)	(3,151)	(582)	5,273	-
Net Income (Loss)	(5,204)	(5,172)	(4,634)	3,793	-
Capital Stock	40,000	40,000	52,500	30,938	-41.1
Total Net Assets	13,481	8,308	28,674	42,995	+49.9
Total Assets	169,560	152,054	142,833	129,937	-9.0
Shareholders' Equity Ratio (%)	8.0	5.5	20.1	33.1	+13.0 points
Interest-Bearing Debt	118,605	110,175	87,600	62,400	-28.8
Net Cash Provided by Operating Activities	-	14,358	9,632	17,696	-
Net Cash Used in Investing Activities	-	(1,085)	(2,096)	(7,010)	-
Net Cash Used in Financing Activities	-	(13,343)	(1,429)	(16,131)	-
Attendance (Thousands of Guests)	9,889	8,100	8,314	8,698	+4.6

- In the fiscal year ended March 31, 2007, Universal Studios Japan™ attendance totaled 8,698,000 (up 4.6% from the previous year), exceeding our original forecast. This increase in attendance was driven by our well-received 5th anniversary events, the success of Hollywood Dream The Ride—a sensational new roller coaster opened March 9, 2007—and Japan's record-setting warm winter weather in the fourth quarter.
- Sales totaled ¥72.1 billion, an increase of ¥3.8 billion over the previous fiscal year. This was due mainly to increases in attendance and sales per capita.
- Operating income amounted to ¥7.3 billion, a rise of ¥5.8 billion over the previous year (up 387.4%), primarily as a result of the success of marketing strategies and a decrease in amortization and other expenses.
- Net income was ¥3.8 billion, reflecting a decrease in extraordinary loss (refinancing costs and loss on disposal of fixed assets) of 63.6% over the previous fiscal year. The Company achieved annual net income for the first time since its founding. This significant achievement reflects effective marketing strategy repositioning as well as financial reforms.

Financial Index

Sales



71,250
70,059
68,267
72,062
2004
2005
2006
2007
(Millions of Yen)

+5.6%
¥72,062 Million

Operating Income



-1,751
73
1,494
7,283
2004
2005
2006
2007
(Millions of Yen)

+387.4%
¥7,283 Million

Net Income



-5,204
-5,172
-4,634
3,793
2004
2005
2006
2007
(Millions of Yen)

Positive net income recorded
¥3,793 Million

Total Net Assets



13,481
8,308
28,674
42,995
2004
2005
2006
2007
(Millions of Yen)

+49.9%
¥42,995 Million

Shareholders' Equity Ratio



8.0
5.5
20.1
33.1
2004
2005
2006
2007
(%)

+13.0 points
33.1%

Interest-Bearing Debt



118,605
110,175
87,600
62,400
2004
2005
2006
2007
(Millions of Yen)

-28.8%
¥62,400 Million
Debt figures represent total debt.

nancial Statements

Balance Sheets

(Millions of Yen)

Assets	2006	2007
Current Assets	31,910	26,594
Cash and deposits	27,131	21,920
Accounts receivable, trade	1,844	2,066
Others	2,933	2,608
Fixed Assets	110,903	103,332
Tangible fixed assets	107,881	100,800
Buildings	55,125	53,639
Structures	19,008	18,632
Machinery and equipment	26,348	23,366
Others	7,397	5,162
Intangible fixed assets	687	469
Investments and Other Assets	2,334	2,062
Deferred Assets	20	10
Total Assets	142,833	129,937

Liabilities	2006	2007
Current Liabilities	31,417	25,656
Accounts payable, trade	1,057	1,068
Current portion of long-term debt	7,900	3,500
Others	22,460	21,087
Long-term Liabilities	82,741	61,285
Long-term debt	79,700	58,900
Others	3,041	2,385
Total Liabilities	114,159	86,941
Shareholders' Equity		
Capital Stock	52,500	-
Capital Surplus	12,500	-
Retained Earnings	(36,325)	-
Total Shareholders' Equity	28,674	-
Total Liabilities and Shareholders' Equity	142,833	-
Net Assets		
Shareholders' Equity	-	42,995
Capital Stock	-	30,938
Capital Surplus	-	8,263
Retained Earnings	-	3,793
Total Net Assets	-	42,995
Total Liabilities and Net Assets	-	129,937

Statements of Income

(Millions of Yen)

	2006	2007
Sales	68,267	72,062
Cost of Sales	56,303	55,151
Gross Profit	11,964	16,911
Selling, General and Administrative Expense Operating Income	10,470	9,627
Operating Income	1,494	7,283
Non-operating Income	683	818
Non-operating Expenses	2,759	2,828
Ordinary Income (loss)	(582)	5,273
Extraordinary Loss	4,046	1,473
Net Income (loss) Before Income Taxes	(4,628)	3,799
Income Taxes	5	5
Net Income (loss)	(4,634)	3,793

Statements of Cash Flows

(Millions of Yen)

	2006	2007
Net cash provided by operating activities	9,632	17,696
Net cash used in investing activities	(2,096)	(7,010)
Net cash used in financing activities	(1,429)	(16,131)
Effect of exchange rate changes on cash and cash equivalents	118	234
Net increase (decrease) in cash and cash equivalents	6,225	(5,211)
Cash and cash equivalents at beginning of period	20,906	27,131
Cash and cash equivalents at end of period	27,131	21,920

For more details, please visit: http://ir.usj.co.jp/en/Top.html

Topics for the Fiscal Year Ended March 31, 2007

New Attractions



A Sensational Brand New Roller Coaster

Hollywood Dream The Ride

March 9, 2007 Grand Opening

Hollywood Dream The Ride is an outdoor roller coaster that offers something guests have never experienced, a "dream like" ride through the sky. It is also the world's first* roller coaster equipped with an audio system that allows guests to choose their own ride soundtrack.

One of the soundtrack's five songs is *Osaka Lover*, which Dreams Come True—a famous Japanese pop music band—wrote especially for the attraction. Hollywood Dream The Ride zips through the sky over the Hollywood area of Universal Studios Japan. This attraction has been very well received, with over 500,000 guests enjoying it in its first month of operation.

*As of December 2006, based on a survey by USJ Co., Ltd.



Spectacular Lagoon Show Performed on Night Sky Stage

Peter Pan's Neverland

April 19, 2006 Grand Opening

Peter Pan soars freely above the lagoon at the center of the park, for a distance of 171 meters between two 47.5-meter towers. This original story is depicted with the fantastic and comical performances of 35 entertainers, great music and such special effects as fireworks and fountains.

WICKED, the smash-hit Broadway musical, comes to "Land of Oz"

"Land of Oz"

July 12, 2006 Grand Opening

"Land of Oz" was designed around the theme of America's most beloved fairy tale, the wonderful Wizard of Oz. It is colorful and unique, and offers visitors something truly magical. Guests get the opportunity to interact with characters from the wonderful Wizard of Oz—Dorothy, the Scarecrow, the Tin Man and the Lion—as well as experience Toto & Friends, an animal show featuring Dorothy and Toto that is performed in the area.


WiCKED

WiCKED

A special version of WICKED, the award-winning blockbuster Broadway musical, is performed everyday at the Emerald Theater. The show is packed with stirring songs and famous scenes, which focus on the story of friendship between the Wicked Witch of the West (Elphaba) and the Good Witch of the North (Glinda). It is a high-quality musical which has specifically designed its stage set, lighting, costumes and many others details on the Broadway musical for Universal Studios Japan.

Topics for the Fiscal Year Ending March 31, 2008

Universal Water Parade

July 12–September 2



Magical Oz Go-Round

July 19 Opening



Universal Wonder Christmas

Late November–Late December




MBS
A World Full of Wonderment

Approach to CSR Activities

Since its foundation, USJ Co., Ltd., has been actively conducting various community programs, such as visits to children's homes and hospitals by popular park characters, charity events for disaster victims and other volunteer activities. In 2006, "USJ Dream Weavers," the Company's social contribution team, was launched with the aim of increasing the Company's role in social activities.



1. Social Activities

- **Wonder Kids Program**
  In 2006, the Wonder Kids Program was launched in an attempt to help deliver hopes and dreams to children. A total of 100 children from childrens' institutions were invited to the park. We plan to invite 150 children in 2007.
- **Community Programs**
  The park's popular characters and performers visit hospitals and institutions for children as well as nursing homes for elderly people on a regular basis.

  Collaboration, support and cooperation with NPO

2. Community Activities

- A clean campaign was conducted to support "Clean Osaka–Clean Up Osaka City".
- A park character acted as postmaster for the day to celebrate the 74th anniversary of Japan Post.
- Employees are actively encouraged to participate in sports events as volunteers. As a result, 63 employees are going to support the 11th World Championship in Athletics Osaka as volunteer staff.
- We offered the opportunity for the winner of the school brass band national contest to perform onstage at the park.
- As one of the events celebrating the 50th anniversary of the sister city relationship between Osaka and San Francisco, the cheerleading team of the NFL San Francisco 49ers visited and performed at the park.

3. Approach to Environment

- We have an Energy Savings Promotion Project in practice. In 2006, electricity and water consumption was reduced 2% and 23%, respectively, from the previous year. We will continue to educate our employees to strengthen awareness of energy savings.

Company Profile

Company Profile (as of March 31, 2007)

Corporate Name	USJ Co., Ltd.
Date of Establishment	December 1994
Head Office Location	2-1-33 Sakurajima, Konohana-ku, Osaka, Japan
Representative Director	Glenn Gumpel
Number of Employees	543
Capital	¥30,938 million

Board of Directors (as of June 27, 2007)

President, CEO and Representative Director	Glenn Gumpel	
Directors	Koji Iida	Isao Tanaka
	Vernon McGugan	Yoshikazu Maruyama
	Hiroshi Nakamichi	
Outside Directors	Ankur Sahu	
	Kenichiro Kagasa	
	Kazuhiro Takahashi	
Corporate Auditors	Tsugio Hase	Masahiro Kawada
	Takashi Shoji	Michiko Kanai

Note: Tsugio Hase, Masahiro Kawada, Takashi Shoji and Michiko Kanai are outside statutory auditors.

Investor Information (as of March 31, 2007)

Stocks

Number of Shares Authorized	3,000,000
Number of Shares Issued	2,143,161
Number of Shareholders	18,064

Composition of Shareholders



Local Public Organizations
9.33%
Individuals and Others
6.54%
Non-Japanese Institutions
20.75%
Financial Institutions
4.46%
Securities Companies
0.05%
Other Japanese Institutions
58.87%

Major Shareholders

Shareholders	Number of Shares Held (Thousands)	Percentage of Shares Held (%)
1. Crane Holdings Ltd.	888,890	41.48%
2. DBJ Value Up Fund	222,222	10.37%
3. The City of Osaka	200,000	9.33%
4. OWL CREEK OVERSEAS FUND, LTD.	120,667	5.63%
5. OWL CREEK Ⅱ, L. P.	62,648	2.92%
6. BNY FOR GCM CLIENT ACCOUNTS (E) ISG	56,937	2.66%
7. Morgan Stanley & Company International Limited	36,430	1.70%
8. The Master Trust Bank of Japan LTD.	29,294	1.37%
9. State Street Bank & Trust Company	24,540	1.15%
10. Morgan Stanley & Company Inc.	23,345	1.09%

Stock Information

Fiscal Year	Commences April 1 each year and ends March 31 of the following year
Dividend Payout Confirmation Date	March 31 and September 30
General Meeting of Shareholders	June of each year
Transfer Agent	The Sumitomo Trust and Banking Co., Ltd., Stock Transfer Agency Department, Nikko-cho 1-10, Fuchu-shi, Tokyo 183-8701, Japan

Financial Results for the First Quarter ended June 30, 2007

(Non-consolidated) August 7, 2007

Company Name:	USJ Co., Ltd.	Stock Exchange Listed: Tokyo Stock Exchange (Mothers)	
Code Number:	2142	URL: http://www.usj.co.jp/	
Representative:	Glenn Gumpel, Representative Director & President		
Contact:	Shunichi Shibata, IR Office, Finance & Administration Division		TEL: +81 (6)-6465-3134

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

(Fractional amounts less than one million yen are discarded)

1.Financial results for the first quarter of the fiscal year ending March 31, 2008 (April 1, 2007 - June 30, 2007)

(1) Operating Results (The numbers of the % column are fluctuation compared with the previous first quarter.)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
April 1 to June 30, 2007	16,825	7.9	1,633	348.1	1,614	—	1,609	—
April 1 to June 30, 2006	15,590	—	364	—	(197)	—	(514)	—
(Ref.)Year ended March 31,2006	72,062	—	7,283	—	5,273	—	3,793	—

	Net Income Per Share		Net Income Per Share (diluted)	
	Yen		Yen	
April 1 to June 30, 2007	747	55	743	20
April 1 to June 30, 2006	(269	29)		—
(Ref.)Year ended March 31,2006	1,973	91	1,938	13

(Note) Figures and percentage of changes on year-to-year basis are not presented because the financial statement for the first quarter of the preceding year was not created.

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share	
	Millions	Millions	%	Yen	
June 30, 2007	124,792	44,954	36.0	20,824	65
June 30, 2006	132,516	28,159	21.3	12,870	53
(Ref.)Year ended March 31,2007	129,937	42,995	33.1	20,061	69

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
April 1 to June 30, 2007	1,118	(2,860)	(1,849)	18,360
April 1 to June 30, 2006	223	(6,880)	(5,405)	15,109
(Ref.)Year ended March 31,2007	17,696	(7,010)	(16,131)	21,920

2.Dividend

	Dividend Per Share (Yen)					
(Base Date)	Interim		Year End		Total (Full year)	
	Yen		Yen		Yen	
Year ended 3/31/2007		—		—	0	00
Year ended 3/31/2008					1,500	00
Year ending March 31, 2008 (Forecast)	750	00	750	00		

3.Forecast for the Fiscal Year Ending March 31,2008 (From April 1, 2007 to March 31, 2008)

(The numbers of the % of each Interim, Full-business year column are fluctuation compared with the each previous year)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share	
	Millions	%	Millions	%	Millions	%	Millions	%	Yen	
Interim	37,100	5.1	4,600	39.4	3,600	50.8	3,400	143.0	1,575	02
Full-business year	73,000	1.3	8,000	9.8	6,000	13.8	5,500	45.0	2,547	82

4.Others

(1) Guideline on presenting the quarterly financial statements   Interim Financial Statements Presentation Guideline

(2) Changes in accounting principles from the previous fiscal year   : Yes

(Note) Since this fiscal year, tangible fixed assets that are acquired after April 1, 2007 use the depreciation method stipulated by the new corporate tax law. However, the impact on operating income, ordinary income and quarterly net income is minor.

(3) Involvement of Independent Auditors   : Yes

Quarterly financial statements have been reviewed by independent auditors to obtain their opinion pursuant to Tokyo Stock Exchange Guideline for Disclosure of Listed Company, Opinion on Quarterly Financial Statements.

- Explanation regarding appropriate usage of business forecast and remarks

The forward-looking statements made in this document are based on the current assumptions and beliefs of the USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the USJ Co.'s actual results to be materially different from any future results expressed in these forward-looking statements.

Please refer to 3.Qualitative information regarding Forecast for fiscal year ending March 31,2008 on page 6, for remarks on usage of the assumptions and business forecast.

1. Qualitative information regarding operating result

Japan's economy in this quarter (April – June, 2007) continued a mild recovery led by strong performance of corporations and upswing in individual consumption.

Under these circumstances, Universal Studios Japan started its 6th year of operation in this April with an annual theme "Dream", under which the Company offers new types of world-class entertainment one after another to make the visitors feel their dreams and aspirations come true. Various attractions and shows will be enhanced to make the park a place of special memory.

In this quarter, a new sensation roller coaster "Hollywood Dream The Ride", opened in March 2007, continued drawing huge attention from large number of guests as an extremely successful and popular attraction. Two movie-related special events were held for a limited period; "Spider-Man 3 Movie Festival" from April 19 to July 1, 2007, and "Shrek 3 Special Event" from June 7 to August 31, 2007.

Marketing and sales efforts continued focusing on Greater Kansai area (Ishikawa, Fukui, Gifu, Mie, Aichi, Okayama, Hiroshima, Tokushima and Kagawa) with enhanced advertising and sales initiatives to drive visitors from these prefectures. In order to raise the awareness of the park in Asian markets, an overseas sales office was opened in Bangkok, Thailand, in addition to the ones in Korea, Taiwan and Hong Kong. The Company will continue working closely with local travel agencies and transportation carriers in Asia to implement measures to increase international visitors.

As a result of above-mentioned measures, the attendance in the first quarter exceeded that of the same period of the previous year. Although the attendance during the Golden Week Holiday period (April 28 to May 6, 2007) was affected by unfavorable weather conditions, total number of visitors in the quarter larger than that of previous year.

In the second quarter, a summer-only event "Universal Water Parade" will be offered from July 12 to September 2, 2007, and a new attraction "Magical Oz Go-Round" will be opened as the first carousel in the park. Such initiatives as these will be continued to meet the needs of the target segments i.e. female and family guests.

Sales was ¥16,825 million, up by ¥1,234 million or 7.9% from the first quarter of the previous year, reflecting the effect of ticket price raise implemented in July 2006 and the strong sales of attraction priority access tickets.

Operating Income was ¥1,633 million, up by 348.1% from year-ago period. The ratio of cost of goods sold was improved, and the aggregate amount of cost of sales and selling, general and administrative expenses remained almost same as the previous year with the reduced entertainment production cost and the smaller depreciation expenses due to progress of depreciation period.

Ordinary income was ¥1,614 million, up by ¥1,812 million from the same period of the previous year, which recorded ordinary loss of ¥197 million. This is because of foreign exchange gain recorded for this first quarter and reduction of interest payment.

Net income t for the quarter was ¥1,609 million, up by ¥2,123 million from year-ago period, in which net loss of ¥514 million was recorded. This increase was due to reduction of loss on disposal of fixed assets.

2. Qualitative information regarding financial condition

①Financial Position

(Assets)

Total assets as of June 30,2007 were ¥124,792 million, decreased by ¥5,144 million from the end of the previous fiscal year.

Current assets were ¥24,592 million, decreased by ¥2,001 million from the end of the previous fiscal year due to reduction of cash and deposits by ¥1,296 million as a result of repayment of current portion of long-term debt.

Fixed assets were ¥100,191 million, decreased by ¥3,140 million from the end of the previous fiscal year due to progress of depreciation of theme park facilities.

(Liabilities)

Total liabilities as of June 30, 2007 were ¥79,838 million, decreased by ¥7,103 million from the end of the previous fiscal year.

Current liabilities were ¥20,907 million, decreased by ¥4,748 million from the end of previous fiscal year. This was due to decrease of advances from customers, mainly composed of Partnership fee and Annual pass fee, by ¥2,324 million as they were recognized as revenue appropriately based on each accrued period.

Long-term liabilities were ¥58,930 million, decreased by ¥2,355 million from the end of the previous fiscal year. It was primarily due to decrease of long-term debt by ¥1,750 reclassified as current portion of long-term debt.

(Net Assets)

Total net assets as of June 30, 2007 were ¥44,954 million, increased by ¥1,958 million from the end of the previous fiscal year. It was mainly due to increase of retained earnings by ¥1,609 million as a result of the net income recorded for the first quarter ended June 30, 2007.

②Cash Flows

Cash and cash equivalents (hereinafter, "cash") as of June30, 2007 were ¥18,360 million, ¥3,559 million down from the end of the previous fiscal year. This reflects ¥1,118 million provided by operating activities, ¥2,860 million used in investing activities, ¥1,849 million used in financing activities.

Cash flows from each activity for the first quarter ended June 30,2007, were as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was ¥1,118 million, up by 894 million or 399.6% compared with the same period previous fiscal year. It was achieved by recording the quarterly net income and reduction of interest.

(Cash flows from investing activities)

Net cash used in investing activities were ¥2,860 million, down by ¥4,020 million or 58.4% compared with the same period previous fiscal year. This reflects decrease of outflow deposits into term deposit accounts.

(Cash flows from financing activities)

Net cash used in financing activities were ¥1,849 million, down by ¥3,555 million or 65.8% compared with the same period previous fiscal year. This was mainly due to decrease the outflow for the repayment of long-term debt.

3. Qualitative information regarding Forecast for fiscal year ending March 31,2008

The Company's business performance continued to grow steadily in the first quarter, and the attendance for the new attraction marked a good start. However, with regard to themepark-specific seasonal factors(a large part of sales and profits are made in the second and third quarters because of summer vacation and Christmas Holiday season), the Company maintains the forecast it announced on May 10,2007.

4. Financial Statements-The First Quarter

(1) Balance Sheets

(Millions of Yen)

	As of June 30,2006			As of June 30,2007			Increase (Decrease)		As of March 31,2007		
	Amount		% of Total	Amount		% of Total	Amount	%	Amount		% of Total
(Assets)											
I Current Assets											
1.Cash and deposits	20,776			20,623					21,920		
2.Accounts receivable, trade	688			792					2,066		
3.Inventories	2,117			2,133					1,821		
4.Other current assets	942			1,044					788		
Allowance for doubtful accounts	(1)			(1)					(1)		
Total Current Assets		24,523	18.5		24,592	19.7	68	0.3		26,594	20.5
II Fixed Assets											
1. Tangible fixed assets											
(1) Buildings	54,216			52,899					53,639		
(2) Structures	19,148			18,271					18,632		
(3) Machinery and equipment	24,704			21,665					23,366		
(4) Other tangible fixed assets	7,158			4,701					5,162		
Total Tangible Fixed Assets	105,227			97,537			(7,689)	(7.3)	100,800		
2.Intangible fixed assets	627			612			(15)	(2.5)	469		
3.Investments and other assets	2,119			2,042			(76)	(3.6)	2,062		
Total Fixed Assets		107,974	81.5		100,191	80.3	(7,782)	(7.2)		103,332	79.5
III Deferred Assets		17	0.0		7	0.0	(10)	(57.5)		10	0.0
Total Assets		132,516	100.0		124,792	100.0	(7,723)	(5.8)		129,937	100.0

	As of June 30,2006			As of June30, 2007			Increase (Decrease)		As of March 31,2007		
	Amount		%of Total	Amount		% of Total	Amount	%	Amount		% of Total
(Liabilities)											
I Current Liabilities											
1.Accounts payable, trade	773			749					1,068		
2.Current portion of long-term debt	5,400			3,500					3,500		
3.Advances from customers	12,580			11,442					13,766		
4.Allowance for bonuses	227			227					674		
5.Allowance for directors' bonuses	—			6					87		
6.Other current liabilities	5,633			4,983					6,558		
Total current Liabilities		24,613	18.5		20,907	16.8	(3,706)	(15.1)		25,656	19.7
II Long-term Liabilities											
1.Long-term debt	77,000			57,150					58,900		
2.Reserve for retirement benefits	779			814					784		
3.Other long-term liabilities	1,963			965					1,600		
Long-term Liabilities		79,742	60.2		58,930	47.2	(20,812)	(26.1)		61,285	47.2
Total Liabilities		104,356	78.7		79,838	64.0	(24,518)	(23.5)		86,941	66.9
(Net Assets)											
I Shareholders' Equity											
1.Capital Stock		52,500	39.6		31,113	24.9	(21,386)	(40.7)		30,938	23.8
2.Capital Surplus											
(1) Capital reserve	12,500			5,438					5,263		
(2) Other Capital Surplus	—			3,000					3,000		
Total Capital Surplus		12,500	9.4		8,438	6.8	(4,061)	(32.5)		8,263	6.4
3.Retained Earnings											
(1) Other retained earnings											
Carried forward retained earnings	(36,840)			5,402					3,793		
Total Retained Earnings		(36,840)	(27.7)		5,402	4.3	42,242	-		3,793	2.9
Total Shareholders' Equity		28,159	21.3		44,954	36.0	16,794	59.6		42,995	33.1
Total Net Assets		28,159	21.3		44,954	36.0	16,794	59.6		42,995	33.1
Total Liabilities and Net Assets		132,516	100.0		124,792	100.0	(7,723)	(5.8)		129,937	100.0

(2) Statements of Income

	From April 1,2006 to June 30,2006		From April 1,2007 to June 30,2007		Increase (Decrease)		From April 1,2006 to March 31,2007	
	Amount	% of Total	Amount	% of Total	Amount	%	Amount	% of Total
I Sales	15,590	100.0	16,825	100.0	1,234	7.9	72,062	100.0
II Cost of Sales	13,025	83.5	12,759	75.8	(265)	(2.0)	55,151	76.5
Gross Profit	2,565	16.5	4,065	24.2	1,500	58.5	16,911	23.5
III Selling, General and Administrative Expenses	2,200	14.2	2,432	14.5	231	10.5	9,627	13.4
Operating Income	364	2.3	1,633	9.7	1,269	348.1	7,283	10.1
IV Non-operating Income	341	2.2	555	3.3	214	62.8	818	1.1
V Non-operating Expenses	903	5.8	574	3.4	(328)	(36.4)	2,828	3.9
Ordinary Income (Loss)	(197)	(1.3)	1,614	9.6	1,812	-	5,273	7.3
VI Extraordinary Loss	315	2.0	3	0.0	(311)	(98.7)	1,473	2.0
Net Income (loss) Before Income Taxes	(513)	(3.3)	1,610	9.6	2,123	-	3,799	5.3
Income Taxes	1	0.0	1	0.0	0	0	5	0.0
Net Income (Loss)	(514)	(3.3)	1,609	9.6	2,123	-	3,793	5.3

(3) Statements of Changes in Net Assets

First quarter of FY2006 (From April 1,2006 to June 30,2006) (Millions of Yen)

	Shareholders' Equity				Total Net Assets
	Capital Stock	Capital Surplus	Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Retained Earnings: Carried Forward Retained Earnings		
Balance as of March 31,2006	52,500	12,500	(36,325)	28,674	28,674
Changes during the first quarter ended June 30, 2006					
Net Loss for the first quarter ended June 30, 2006			(514)	(514)	(514)
Total amount of changes during the first quarter ended June 30, 2006	—	—	(514)	(514)	(514)
Balance as of June 30,2006	52,500	12,500	(36,840)	28,159	28,159

First quarter of FY2007 (From April 1,2007 to June 30,2007) (Millions of Yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings: Carried Forward Retained Earnings		
Balance as of March 31,2007	30,938	5,263	3,000	3,793	42,995	42,995
Changes during the first quarter ended June 30, 2007						
Issuance of new stocks	174	174			349	349
Net Income for the first quarter ended June 30, 2007				1,609	1,609	1,609
Total amount of changes during the first quarter ended June 30, 2007	174	174	—	1,609	1,958	1,958
Balance as of June 31,2007	31,113	5,438	3,000	5,402	44,954	44,954

The previous fiscal year (From April 1,2006 to March 31,2007) (Millions of Yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings		
				Carried Forward Retained Earnings		
Balance as of March 31,2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the year ended March 31,2007						
Decrease in capital stock resolved at the shareholders' meeting held in September	(26,825)		3,000	23,825	–	–
Decrease in capital stock resolved at the shareholders' meeting held in September		(12,500)		12,500	–	–
Issuance of new stocks	5,263	5,263			10,527	10,527
Net Income for the year ended March 31,2007				3,793	3,793	3,793
Total amount changes during the year ended March 31,2007	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

(4) Statements of Cash Flows (Millions of Yen)

	From April 1,2006 to June 30,2006	From April 1,2007 to June 30,2007	From April 1,2006 to March 31,2007
	Amount	Amount	Amount
I Cash flows from operating activities			
Net income (loss) before income taxes	(513)	1,610	3,799
Depreciation expenses	3,613	3,417	13,686
Amortization expenses	80	81	326
Increase (decrease) in allowance for bonuses	(329)	(446)	117
Increase in allowance for directors' bonuses	–	6	87
Interest and dividend income	(2)	(3)	(15)
Interest expenses	837	556	2,302
New stocks issuance-related costs	–	–	331
Gain on revaluation of derivatives	–	(214)	(448)
Foreign exchange gain, net	(39)	(31)	(233)
Loss on disposal of fixed assets	315	3	706
Refinancing costs	–	–	653
Decrease (Increase) in accounts receivable, trade	1,156	1,273	(221)
Decrease (Increase) in inventories	(192)	(312)	104
Increase (Decrease) in accounts payable, trade	(283)	(319)	11
Decrease in accounts payable,other	(1,544)	(1,418)	(360)
Decrease in advances from customers	(1,828)	(2,324)	(641)
Others	85	(265)	240
Subtotal	1,355	1,613	20,447
Interest and dividends received	2	1	15
Interest paid	(1,128)	(491)	(2,760)
Income taxes paid	(5)	(5)	(5)
Net cash provided by operating activities	223	1,118	17,696
II Cash flows from investing activities			
Deposits into term deposit accounts	(5,667)	(2,263)	(5,667)
Withdrawals from term deposits	–	–	5,667
Payments of acquisition of tangible fixed assets	(1,234)	(455)	(6,991)
Payments of acquisition of intangible fixed assets	(9)	(132)	(47)
Others	29	(9)	27
Net cash used in investing activities	(6,880)	(2,860)	(7,010)

	From April 1,2006 to June 30,2006	From April 1,2007 to June 30,2007	From April 1,2006 to March 31,2007
	Amount	Amount	Amount
Ⅲ Cash flows from financing activities			
Proceeds from long-term debt	—	—	49,400
Repayment of long-term debt	(5,200)	(1,750)	(74,600)
Payment of refinancing costs	—	—	(653)
Proceeds from new stocks issuance	—	317	10,490
Payment of new stocks issuance related-costs	—	(314)	(16)
Repayment of deferred liabilities	(190)	(98)	(709)
Others	(15)	(4)	(43)
Net cash used in financing activities	(5,405)	(1,849)	(16,131)
Ⅳ Effect of exchange rate changes on cash and cash equivalents	40	32	234
Ⅴ Net decrease in cash and cash equivalents	(12,022)	(3,559)	(5,211)
Ⅵ Cash and cash equivalents at beginning of period	27,131	21,920	27,131
Ⅶ Cash and cash equivalents at end of period	15,109	18,360	21,920

August 7, 2007

To all stakeholders:

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division

Allotment of Stock Option for Board Members and Employees (Deeply Discounted Stock Option)

This is to inform you that at the Board of Directors' Meeting on August 7, 2007, we resolved to determine the details of the new share acquisition rights for Board Members (Deeply Discounted Stock Option) based on the framework which was approved at the 13th Ordinary Shareholders' Meeting on June 27, 2007, and the offering conditions of the new share acquisition rights for senior management employees (Deeply Discounted Stock Option) as provided below, and to allot the new share acquisition rights to the Board Members and the senior management employees.

1. Purpose

Our aim is to further drive motivation for improving our business results and corporate value by linking the financial benefits received by Board Members with the stock price of the Company.

2. Summary of Issuance of Stock Option

(1) Name of Stock Option: Stock Options C

(2) Total Number of Stock Option: 589

(3) Class and number of shares that are the target of Stock Option C

589 shares of common stock of the Company.

Provided, however, that the class and the number of shares that shall be the target of each one (1) Stock Option ("Number of Shares to be Granted") shall be one (1) share of common stock and the Number of Shares to be Granted will be subject to adjustment as follows;

a. If after the allocation date the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted

according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded.

Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted × stock split or reverse split ratio

b. Further, if after the allocation date an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted, adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.

(4) Method of calculation of value of assets contributed upon exercise of Stock Option C

The value of assets contributed upon exercise of Stock Option C shall be the amount obtained by multiplying ¥1, which is the pay-in price per one (1) share that can be received through exercise of a Stock Option C, by the Number of Shares to be Granted.

(5)Period during which Stock Option C may be exercised

The exercisable period commences after three (3) years (August 7, 2010) ("Vesting Date") and ends at ten(10) years (August 6, 2017) from the allocation date.

(6)Matters relating to increased capital and capital reserves in the case of issue of shares through exercise of Stock Option C

a. The amount of capital increase in the event of issue of shares through exercise of Stock Option C shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Rules (*Kaishakeisankisoku*), and resulting fractions of less than one yen shall be rounded up.

b. The amount of increase in capital reserves in the event of issue of shares through exercise of Stock Option C shall be the amount obtained when the amount of capital increase as stipulated in a. above is subtracted from the Capital Increase Limit set forth in preceding paragraph a.

(7)Acquisition of Stock Option C through transfer

Acquisition of Stock Option C through transfer shall require the approval of the Board of Directors of the Company.

(8)Events of acquisition of Stock Option C and conditions therefor

In the event that any of the following events arise with respect to a grantee of Stock Option C ("Grantee") or the Company, the Company may, on the day the Company's Board of Directors decides separately on and after such event arises, acquire for no consideration the respective Stock Option C set forth below.

a. In the event that the Grantee has died: All of the unexercised Stock Option C

b. In the event that the Grantee has waived in whole or in part the Stock Option C it holds:

such waived Stock Option C

c. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required): All of the unexercised Stock Option C

d. In the event that the Grantee violates the internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses a position as a Director or as an employee of the Company by willful or gross negligent acts such as leaks of trade secrets: All of the unexercised Stock Option C

(9) Handling of fractions

Fractions of less than one share in the number of shares to be delivered to a holder of Stock Option C who has exercised its Stock Option C shall be discarded.

(10) Conditions to Exercise Stock Option

The conditions to exercise Stock Option shall be pursuant to the following paragraphs.

a. The Grantee may exercise Stock Option, as long as the Grantee is in a position as a Director or as an employee of the Company ("Position") on the Vesting Date and at the exercise. Provided, however, that (i) if the Grantee loses the Position after the Vesting Date (even if the Grantee is not in the Position at the exercise), Stock Option shall become exercisable only both within five (5) years from the day the Grantee loses the Position and within the exercisable period set forth above, and (ii) even if the Grantee is not in the Position at the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, Stock Option shall become exercisable from the Vesting Date to the ending day the Board of Directors determines in proportion to the ratio of contribution made by the Grantee (determined by the Board of Directors) until the day the Grantee loses the Position.

b. Stock Option shall be exercisable when the Grantee has achieved the business performance targets set by the Company on the Vesting Date separately, in proportion to the ratio of achievement. Provided, however, that If the Grantee is not in the Position at the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, the Grantee may exercise in accordance with the proviso (ii) of the preceding paragraph a.

c. Even after the Vesting Date, the Grantee may not exercise Stock Option it holds in any of the cases set forth in the following paragraphs.

ca. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company

(or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required)

cb. In the event that the Grantee violates internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses the Position willful or gross negligent acts such as leaks of trade secrets, or during the period of time the Company investigates whether an act by the Grantee constitutes any of the aforementioned acts

(11)Monetary payment in exchange for Stock Option

The amount to be paid for each Stock Option shall be 63,193 yen. The Company shall provide the Grantee with compensation equivalent to the said amount to be paid, and the Grantee may offset the payment by this compensation receivable.

Note: The aforementioned amounts were calculated using the Black-Scholes model

(12)Allocation Date of Stock Option

August 7, 2007

(13)Grantee and the number thereof, and the number of Stock Option allotted

337 of Stock Option shall be allotted to 4 directors and 252 of Stock Option shall be allotted to 5 executives.

August 7, 2007

To all stakeholders:

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division

Allotment of Stock Option for Employees (Deeply Discounted Stock Option)

This is to inform you that at the Board of Directors' Meeting on August 7, 2007, we resolved to determine the offering conditions of the new share acquisition rights for employees (Deeply Discounted Stock Option) as provided below, and to allot the new share acquisition rights to senior management employees.

1. Purpose

Our aim is to further drive motivation for improving our business results and corporate value by linking the financial benefits received by employees with the stock price of the Company.

2. Summary of Issuance of Stock Option

(1) Name of Stock Option: Stock Options D

(2) Total Number of Stock Option: 1,084

(3) Class and number of shares that are the target of Stock Option D

1,084 shares of common stock of the Company.

Provided, however, that the class and the number of shares that shall be the target of each one (1) Stock Option ("Number of Shares to be Granted") shall be one (1) share of common stock and the Number of Shares to be Granted will be subject to adjustment as follows;

a. If after the allocation date the Company carries out a stock splits (including free allocation of common shares; the same applies regarding the discussion of reverse splits below) or reverse split of common share, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractional shares less than one share arising as a result of such calculation shall be discarded.

Post-adjustment Number of Shares to be Granted $=$ Pre-adjustment Number of Shares to be Granted $\times$ stock split or reverse split ratio

b. Further, if after the allocation date an unavoidable event occurs necessitating adjustment of Number of Shares to be Granted, adjustment of Number of Shares to be Granted shall be carried out by a method the Company deems appropriate.

(4) Method of calculation of value of assets contributed upon exercise of Stock Option D

The value of assets contributed upon exercise of Stock Option D shall be the amount obtained by multiplying ¥1, which is the pay-in price per one (1) share that can be received through exercise of a Stock Option D, by the Number of Shares to be Granted.

(5)Period during which Stock Option D may be exercised

The exercisable period commences after three (3) years (August 7, 2010) ("Vesting Date") and ends at ten (10) years (August 6, 2017) from the allocation date.

(6)Matters relating to increased capital and capital reserves in the case of issue of shares through exercise of Stock Option D

a. The amount of capital increase in the event of issue of shares through exercise of Stock Option D shall be one-half (1/2) the Capital Increase Limit calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Rules (*Kaishakeisankisoku*), and resulting fractions of less than one yen shall be rounded up.

b. The amount of increase in capital reserves in the event of issue of shares through exercise of Stock Option D shall be the amount obtained when the amount of capital increase as stipulated in a. above is subtracted from the Capital Increase Limit set forth in preceding paragraph a.

(7)Acquisition of Stock Option D through transfer

Acquisition of Stock Option D through transfer shall require the approval of the Board of Directors of the Company.

(8)Events of acquisition of Stock Option D and conditions therefor

In the event that any of the following events arise with respect to a grantee of Stock Option D ("Grantee") or the Company, the Company may, on the day the Company's Board of Directors decides separately on and after such event arises, acquire for no consideration the respective Stock Option D set forth below.

a. In the event that the Grantee has died: All of the unexercised Stock Option D

b. In the event that the Grantee has waived in whole or in part the Stock Option D it holds: such waived Stock Option D

c. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly

owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required): All of the unexercised Stock Option D

d. In the event that the Grantee violates the internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses a position as a Director or as an employee of the Company by willful or gross negligent acts such as leaks of trade secrets: All of the unexercised Stock Option D

(9) Handling of fractions

Fractions of less than one share in the number of shares to be delivered to a holder of Stock Option D who has exercised its Stock Option D shall be discarded.

(10) Conditions to Exercise Stock Option

The conditions to exercise Stock Option shall be pursuant to the following paragraphs.

a. The Grantee may exercise Stock Option, as long as the Grantee is in a position as a Director or as an employee of the Company ("Position") on the Vesting Date and at the exercise. Provided, however, that (i) if the Grantee loses the Position after the Vesting Date (even if the Grantee is not in the Position at the exercise), Stock Option shall become exercisable only both within five (5) years from the day the Grantee loses the Position and within the exercisable period set forth above, and (ii) even if the Grantee is not in the Position at the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, Stock Option shall become exercisable from the Vesting Date to the ending day the Board of Directors determines in proportion to the ratio of contribution made by the Grantee (determined by the Board of Directors) until the day the Grantee loses the Position.

b. One half of the Stock Option (fraction of less than one (1) right shall be rounded up) shall be exercisable when the Grantee has achieved the business performance targets set by the Company on the Vesting Date separately, in proportion to the ratio of achievement. Provided, however, that If the Grantee is not in the Position at the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, the Grantee may exercise in accordance with the proviso (ii) of the preceding paragraph a.

c. Even after the Vesting Date, Grantee may not exercise the Stock Option it holds in any of the cases set forth in the following paragraphs.

ca. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required)

cb. In the event that the Grantee violates internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses the Position

willful or gross negligent acts such as leaks of trade secrets, or during the period of time the Company investigates whether an act by the Grantee constitutes any of the aforementioned acts

(11)Monetary payment in exchange for Stock Option

The amount to be paid for each Stock Option shall be 66,758 yen. The Company shall provide the Grantee with compensation equivalent to the said amount to be paid, and the Grantee may offset the payment by this compensation receivable.

Note: The aforementioned amounts were calculated using the Black-Scholes model

(12)Allocation Date of Stock Option

August 7, 2007

(13)Grantee and the number thereof, and the number of Stock Option allotted

1,084 of Stock Option shall be allotted to 39 executives.

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度	自	平成18年４月１日
（第13期）	至	平成19年３月31日

株式会社ユー・エス・ジェイ

大阪市此花区桜島二丁目１番33号

（871185）

頁

表紙

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成19年６月28日
【事業年度】	第13期（自　平成18年４月１日　至　平成19年３月31日）
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

提出会社の経営指標等

回次		第９期	第10期	第11期	第12期	第13期
決算年月		平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
売上高	(百万円)	75,848	71,250	70,059	68,267	72,062
経常利益または経常損失（△）	(百万円)	△9,435	△5,068	△3,151	△582	5,273
当期純利益または当期純損失（△）	(百万円)	△9,315	△5,204	△5,172	△4,634	3,793
持分法を適用した場合の投資利益	(百万円)	－	－	－	－	－
資本金	(百万円)	40,000	40,000	40,000	52,500	30,938
発行済株式総数						
普通株式	(千株)	800	800	800	1,541	2,143
Ａ種優先株式	(千株)	－	－	－	185	－
純資産額	(百万円)	18,685	13,481	8,308	28,674	42,995
総資産額	(百万円)	181,767	169,560	152,054	142,833	129,937
１株当たり純資産額	(円)	23,357.20	16,852.06	10,385.90	13,204.47	20,061.69
１株当たり配当額 (うち１株当たり中間配当額)	(円)	－ (－)	－ (－)	－ (－)	－ (－)	－ (－)
１株当たり当期純利益金額または１株当たり当期純損失金額（△）	(円)	△11,644.44	△6,505.14	△6,466.15	△3,159.65	1,973.91
潜在株式調整後１株当たり当期純利益金額	(円)	－	－	－	－	1,938.13
自己資本比率	(％)	10.3	8.0	5.5	20.1	33.1
自己資本利益率	(％)	－	－	－	－	10.6
株価収益率	(倍)	－	－	－	－	26.0
配当性向	(％)	－	－	－	－	－
営業活動によるキャッシュ・フロー	(百万円)	－	－	14,358	9,632	17,696
投資活動によるキャッシュ・フロー	(百万円)	－	－	△1,085	△2,096	△7,010
財務活動によるキャッシュ・フロー	(百万円)	－	－	△13,343	△1,429	△16,131
現金及び現金同等物の期末残高	(百万円)	－	－	20,906	27,131	21,920
従業員数 (外、平均臨時従業員数)	(人)	780 (3,147)	756 (2,715)	671 (2,614)	554 (2,446)	543 (2,410)

(注) 1. 当社は連結財務諸表を作成しておりませんので、連結会計年度に係る主要な経営指標等の推移については、記載しておりません。
2．売上高には、消費税等は含まれておりません。
3．当社は関連会社がありませんので、持分法を適用した場合の投資利益につきましては、記載しておりません。
4．純資産額の算定にあたり、第13期より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会 平成17年12月９日 企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会 平成17年12月９日 企業会計基準適用指針第８号）を適用しております。
5．潜在株式調整後１株当たり当期純利益金額について、第11期以前は、１株当たり当期純損失であり、また潜在株式が存在しないため記載しておりません。第12期は、潜在株式は存在するものの１株当たり当期純損失であるため記載しておりません。
6．第９期から第12期までの自己資本利益率については、当期純損失が計上されているため、記載しておりません。
7．第９期から第12期までの株価収益率については、当社株式は非上場であったため、記載しておりません。
8．第11期以降の財務諸表については、証券取引法第193条の２の規定に基づき、あずさ監査法人の監査を受けておりますが、第９期及び第10期の財務諸表については、当該監査を受けておりません。
9．従業員数欄の（外書）は、臨時従業員の雇用人員（パートタイマーは１日7.75時間換算の年間平均雇用人員）であります。
10．第９期より第12期における４期間において、当期純損失を計上しております。主な要因は、テーマパーク建設に関連する減価償却費、テーマパーク運営に伴う人件費、事業用地賃借に伴う賃借料及び借入に伴う支払利息等の負担によるものです。各事業年度における主な業績変動要因は以下のとおりです。なお、第10期及び第11期には継続企業の前提に関する注記が付されております。

第９期：　テーマパークの開業効果が一巡したことや経済環境の悪化、同年度夏に続発しました不祥事の影響などにより、入場者数が大幅に減少いたしました。その結果、運営収入を中心に売上高は著しく減少し、減価償却費、人件費等の経費負担を吸収できずに経常損失及び当期純損失を計上いたしました。

第10期：　期間限定パス（有効期間内であれば何回でも入場できるチケット）の導入により、入場者数は伸びたものの、テーマパーク入場料収入や商品販売収入の減少を招き、売上高はさらに減少し、減価償却費や人件費等の経費負担を吸収できないまま経常損失及び当期純損失を計上いたしました。

第11期：　前年度に導入した期間限定パスの終了及びレギュラーパス利用入場者数の増加により運営収入は前期比微増となったものの、期間限定パス利用入場者数の減少によりパーク内消費が低下した結果、商品販売収入及び飲食販売収入は減少したため、売上高は減少いたしました。商品ラインアップ・飲食メニューの見直し、仕入先変更による物販・飲食原価率の低減、外部業務委託費、販売促進費、地代、メンテナンスコスト等の経費の削減並びに人員の効率化による損益分岐点の改善を図り、営業黒字化しましたが、支払利息負担から経常損失を計上、さらにキャリア転身支援制度をはじめとした構造改革費用を計上したことにより、当期純損失を計上いたしました。

第12期：　リピーターの来場促進策等により年間パス（１年間の有効期間内であれば何回でも入場できるチケット）利用入場者数は増加しましたが、レギュラーパス入場者数の減少等から売上高は減少いたしました。人員数の見直し、メンテナンス関連業務の内製化、賃貸料の見直し等によるコスト効率化の推進から営業利益は増加しましたが、支払利息やリファイナンス関連費用等負担により、経常損失及び当期純損失を計上いたしました。

2【沿革】

年月	事項
平成６年12月	大規模テーマパークの開発・建設のための企画及び調査等を目的として、大阪市港区に大阪ユニバーサル企画株式会社を設立
８年２月	米国法人エムシーエー・インク（現ユニバーサル・スタジオ・インク）との間にテーマパーク「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関する基本契約を締結
３月	上記基本契約を受け、商号を株式会社ユー・エス・ジェイに変更
９年４月	本店を大阪市住之江区に移転
10年３月	米国法人ユニバーサル・スタジオ・インク他ユニバーサルグループ各社との間に「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関するライセンス契約（最終契約）を締結
10月	大阪市此花区において「ユニバーサル・スタジオ・ジャパン」の建設に着手
13年１月	本店を大阪市此花区に移転
３月	テーマパーク「ユニバーサル・スタジオ・ジャパン」開業
14年４月	アトラクション「ハリウッド・プレミア・パレード」導入（平成16年８月終了）
15年４月	アトラクション「セサミストリート４―Ｄムービーマジック」導入
６月	アトラクション「シュレック４―Ｄアドベンチャー」導入
16年１月	アトラクション「アメージング・アドベンチャー・オブ・スパイダーマン・ザ・ライド」導入
17年４月	アトラクション「ハッピー・ハーモニー・セレブレーション」導入
18年４月	アトラクション「ピーターパンのネバーランド」導入
７月	エリア「ランド・オブ・オズ」及びミュージカル・ショー「ウィケッド」導入
８月	ユニバーサル・スタジオ・インクの権利義務の承継人としての米国法人ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社との間に「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関する修正ライセンス契約（修正・書換最終契約）を締結
19年３月	アトラクション「ハリウッド・ドリーム・ザ・ライド」導入
	株式会社東京証券取引所マザーズ市場に株式を上場

3【事業の内容】

当社の主要な事業内容は、テーマパーク「ユニバーサル・スタジオ・ジャパン」の運営及びそれらに直接関連して行われる各事業であります。

「ユニバーサル・スタジオ・ジャパン」は、平成13年３月31日、大阪市此花区にオープンした、ハリウッド映画やキャラクターを中心としたテーマパークであり、乗り物や体験型のアトラクションのみならず、パレード、ショー、イベントなど多彩な楽しみ方を提供しております。

なお、当社テーマパーク運営等の事業収入は、以下の４つに区分されます。

① 運営収入
当社テーマパークへの入場料、アトラクション優先入場券販売、駐車場使用料など、テーマパークにおける全収入のうち、以下に示す「商品販売収入」及び「飲食販売収入」以外のもの全てを含んでおります。

② 商品販売収入
主に当社テーマパーク内の物販店舗における商品販売収入です。

③ 飲食販売収入
当社テーマパーク内のレストラン及び飲食物販売用カートにおける飲食販売収入です。

④ その他の収入
当社テーマパーク内における収入以外の収入です。マーケティング・パートナー企業からのパートナーシップフィー等を含んでおります。

以下は、当社の事業系統図です。なお、当社に子会社はありません。


マーケティング･パートナー企業
パートナーシップフィーの支払い
共同マーケティング活動の推進
ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社※
「ユニバーサル･スタジオ･ジャパン」の企画、建設及び運営に関連する知的財産権に関するライセンスの供与
株式会社ユー・エス・ジェイ（テーマパーク事業）
サービスの提供、商品・飲食の販売
顧客

※ビベンディ･ユニバーサル･エンターテイメント･エルエルエルピー及びその子会社であるユニバーサル･スタジオ･エンターテイメント･ジャパン･インベストメント･カンパニー･エルエルシー、ユニバーサル･スタジオ･レクリエーション･ジャパン･プランニング･サービス･エルエルシー、ユニバーサル･シティ･スタジオ･エルエルエルピーであります。

4【関係会社の状況】

名称	住所	資本金 (百万円)	主要な事業の内容	議決権の被所有割合 (%)	関係内容
(その他の関係会社) 有限会社クレインホールディングス	東京都港区	3	有価証券の取得及び保有	41.48	役員の兼任 1名

(注) 有限会社クレインホールディングスは、ザ・ゴールドマン・サックス・グループ・インクの100%間接出資子会社であります。

なお、平成18年11月15日から平成19年３月15日までの期間につきましては、以下の会社が当社の親会社に該当しておりました。

名称	住所	資本金 (百万円)	主要な事業の内容	議決権の被所有割合 (%)	関係内容
(親会社) ザ・ゴールドマン・サックス・グループ・インク	ニューヨーク U. S. A.	3,106 百万米ドル	証券業務、投資銀行業務他	(50.97)	—
ジーエス・ピーアイエー・ホールディングス合同会社	東京都港区	2	持株会社	(50.97)	役員の兼任 1名
有限会社クレインホールディングス	東京都港区	3	有価証券の取得及び保有	50.97	役員の兼任 1名

(注) 1．ザ・ゴールドマン・サックス・グループ・インクはジーエス・ピーアイエー・ホールディングス合同会社等を通じて有限会社クレインホールディングスの議決権を100%保有しております。従って、ザ・ゴールドマン・サックス・グループ・インク及びジーエス・ピーアイエー・ホールディングス合同会社は有限会社クレインホールディングスを通じて当社の議決権を保有しております。

有限会社クレインホールディングスは、前事業年度末において当社の議決権を42.75%所有しており、その他の関係会社に該当しておりましたが、平成18年11月15日にＡ種優先株式の取得請求権を行使し普通株式へ転換したことにより、当社の議決権の所有割合が50.97%となり、その他の関係会社から親会社になりました。同時に、ザ・ゴールドマン・サックス・グループ・インク及びジーエス・ピーアイエー・ホールディングス合同会社も親会社になりました。上記の議決権の被所有割合は、親会社であった期間における議決権の被所有割合であります。

その後、平成19年３月15日に当社が公募新株を発行したこと等により、有限会社クレインホールディングスの当社に対する議決権の所有割合が41.52%に低下し、親会社からその他の関係会社になりました。同時に、ザ・ゴールドマン・サックス・グループ・インク及びジーエス・ピーアイエー・ホールディングス合同会社は親会社に該当しなくなりました。

2．ザ・ゴールドマン・サックス・グループ・インクはニューヨーク証券取引所に上場しております。

3．「議決権の被所有割合」欄の（ ）書きは間接所有割合であります。

5【従業員の状況】

(1) 提出会社の状況

平成19年３月31日現在

従業員数（人）	平均年齢（才）	平均勤続年数（年）	平均年間給与（円）
543　(2,410)	38.0	5.5	6,397,376

（注）１．従業員数は、就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であり、臨時従業員数（嘱託７人、単年契約社員201人、パートタイマー2,180名、派遣社員22人）は、（　）外数で記載しております。
なお、臨時従業員のうちパートタイマーは、年間総労働時間を１日7.75時間で人数の換算をしております。
２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(2) 労働組合の状況

当社の労働組合ユー・エス・ジェイ　クルーアライアンスは、平成12年12月に結成され、平成19年３月31日現在の組合員は2,022名（うち臨時従業員数は1,571名）で、ＵＩゼンセン同盟に所属しております。

労使関係は円満に推移しており、特記すべき事項は生じておりません。

1【業績等の概要】

以下の金額には、消費税等は含まれておりません。

(1)業績

当期におけるわが国経済は、原油高や円安などの不安要素はあるものの、好調な企業業績を受けて雇用・所得環境の改善が進んだことで個人消費も底堅く推移するなど、緩やかな回復基調を維持しました。

この国内景気の回復基調はテーマパーク・レジャーランド業界に対しても好影響をもたらしつつあり、更に暖冬の影響により冬季の入場者数が好調に推移する状況が多く見られました。

このような環境のなかで、当社は前事業年度に引き続き、「ワールドクラスのファミリー・エンターテインメント」というブランド・ポジショニングに基づいて、女性層及びファミリー層を主要ターゲットとしたマーケティング戦略を展開いたしました。当事業年度においては、年間テーマを「物語は、ここで生まれ変わる。」と設定し、テーマパーク開業５周年を前面に打ち出し、主要ターゲット層のニーズに合致した新規アトラクション導入やシーズナル・イベントの強化などの集客施策を実施いたしました。

新規アトラクションについては、開業５周年の記念アトラクションとして平成18年４月に「ピーターパンのネバーランド」を導入したほか、平成18年７月には開業以来初めてテーマパークの一区画を一新し、「オズの魔法使い」をテーマとした新規エリア「ランド・オブ・オズ」をオープンいたしました。この「ランド・オブ・オズ」には、米国ニューヨーク市ブロードウェイで大好評上演中のミュージカルの特別版「ウィケッド」、ファミリー層に楽しんでいただける動物ショー「トト&フレンズ」を新たに導入いたしました。また、平成18年３月に導入した「ハッピー・ハーモニー・セレブレーション・５周年スペシャル」も引き続き上演いたしました。

また、平成19年３月には大型アトラクション施設として、新感覚ジェットコースター「ハリウッド・ドリーム・ザ・ライド」を導入し、幅広い年齢層から絶大な支持を獲得しております。

シーズナル・イベント強化策としては、「ユニバーサル・ワンダー・ハロウィーン」（平成18年９月７日から平成18年10月31日までの期間開催）において、ダイナミックな空中パフォーマンスを取り入れたエンターテインメント・ショー「ソルシエ」（フランス語で「魔女」という意味）をメイン・ショーとして新たに上演いたしました。クリスマス期間には、日本一高いクリスマスツリー（平成18年８月現在・自立式人工ツリーに関する当社調べ-平成17年実績に基づく）の下のシンギング・ショー「ホワイト・クリスマス・キャロル」を、新年は、「ニュー・イヤーウィッシュ」でセサミ・ストリートのキャラクター達によるショーを開催（平成18年12月26日から平成19年１月31日）し、平成19年２月には新たな試みとしてバレンタインをテーマに「ユニバーサル・バレンタイン」イベントを実施いたしました。

マーケティング・営業施策としては、重点開拓地域として位置づけている「関西周辺圏」（石川県、福井県、岐阜県、三重県、愛知県、岡山県、広島県、徳島県及び香川県）において集客のための広告宣伝・営業活動を強化いたしました。また、マーケティング・パートナー企業との協働や交通機関・旅行会社とのタイアップにより集客を図りました。海外からの入場者につきましても、重点地域であるアジアにおいて、現地スタッフによる営業活動や旅行会社・行政との協働による集客プランを実施いたしました。

商品販売、飲食販売につきましては、テーマパーク開業５周年を記念した商品・メニュー及び新規アトラクションやシーズナル・イベントに関連した商品・メニューを導入いたしました。また、新規エリア「ランド・オブ・オズ」のオープンに伴い、物販店舗「マンチキン・マーケット」、レストラン「マンチキン・キッチン」をオープンいたしました。

これらの諸施策に加え、記録的な暖冬が追い風となり、当事業年度の入場者数は869万８千人（前期比4.6%増）を記録し、平成18年７月に実施したテーマパーク入場料の値上げやアトラクション優先入場券の販売好調等により、当事業年度の売上高は72,062百万円（前期比5.6%増）となりました。また、テーマパーク入場者一人当たりの売上高は7,641円（前期比2.3%増）となりました。

売上原価は、施設の保守・管理業務の効率化や商品の保管・物流業務の契約条件の見直し等による外部業務委託費の削減につとめました。更にショーセットなどの固定資産の耐用年数経過による減価償却費の減少等により、55,151百万円（前期比2.0%減）となりました。

販売費及び一般管理費でも、情報システムの保守・運用管理業務などの外部業務委託費の削減につとめました。更にソフトウエアなどの固定資産の耐用年数経過による減価償却費の減少等により9,627百万円（前期比8.0%減）となりました。以上の結果、営業利益は7,283百万円（前期比387.4%増）となりました。

営業外収益ではデリバティブ評価益の計上などにより818百万円（前期比19.8%増）となりました。

営業外費用は、リファイナンス実施に伴い支払利息が前期と比較して337百万円減少して2,302百万円となりましたが、増資関連費用331百万円や新規上場に伴う株式公開関連費用116百万円を計上したことなどにより、2,828百万円（前期比2.5%増）となりました。以上の結果、経常利益は5,273百万円（前期は経常損失582百万円）となりました。

特別損失では、前事業年度に引き続き財務基盤の一層の強化を図るため、協調融資貸出契約のリファイナンスによる長期借入金の圧縮に伴うリファイナンス関連費用653百万円を計上しておりますが、前期に比較して2,642百万円減少いたしました。また、新規エリア「ランド・オブ・オズ」の工事に伴い発生した旧ウエスタンエリアなどの固定資産除却損819百万円等を計上したことにより、特別損失合計は1,473百万円（前期比63.6%減）となりました。

以上の結果、当期純利益は3,793百万円（前期は当期純損失4,634百万円）となりました。当社において、通期で当期純利益を計上したのはテーマパーク開業以来初めてのことであり、マーケティング戦略の転換やコスト構造の改善など諸施策の成功が大きく反映した結果となりました。

なお、当社は、平成19年３月16日をもって東京証券取引所マザーズ市場に上場いたしました。

これもひとえに当テーマパークにご来場いただきましたお客様と、創業以来の永きにわたりご指導ご支援を頂きました株主様、お取引先様をはじめとする関係各位のご協力の賜物と深く御礼申し上げます。

(2)キャッシュ・フロー

当事業年度における現金及び現金同等物（以下「資金」）の期末残高は、営業活動によって得られた資金が17,696百万円、投資活動によって使用した資金が7,010百万円、財務活動によって使用した資金が16,131百万円になったことなどにより前期比5,211百万円減の21,920百万円となりました。

なお、当事業年度中における各キャッシュ・フローは次のとおりであります。

（営業活動によるキャッシュ・フロー）

当事業年度において営業活動の結果得られた資金は、17,696百万円（前期比83.7%増）となりました。

これは主に、前事業年度の税引前当期純損失から当事業年度は税引前当期純利益3,799百万円を計上したことや未払金の減少額が前期に比べて減少したこと等によるものであります。

（投資活動によるキャッシュ・フロー）

当事業年度において投資活動の結果使用した資金は、7,010百万円（前期比234.5%増）となりました。

これは主に、新規エリア「ランド・オブ・オズ」や新規アトラクション「ハリウッド・ドリーム・ザ・ライド」への投資により、有形固定資産の取得による支出が6,991百万円と前期から増加したこと等によるものであります。

（財務活動によるキャッシュ・フロー）

当事業年度において財務活動の結果使用した資金は、16,131百万円（前期比1,028.9%増）となりました。

これは主に長期借入れによる収入や株式の発行による収入が減少したことによるものであります。

2【販売の状況】

テーマパーク運営事業における販売実績を区分して示すと、次のとおりであります。

区分	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)	前年同期比 (%)
運営収入　　(百万円)	36,908　(51.2%)	11.2
商品販売収入(百万円)	18,595　(25.8%)	2.4
飲食販売収入(百万円)	10,956　(15.2%)	1.8
その他の収入(百万円)	5,601　(7.8%)	△9.0
合計　　(百万円)	72,062　(100.0%)	5.6

(注) 1．上記の金額には、消費税等は含まれておりません。

2．運営収入には、テーマパーク入場料収入(当事業年度　31,268百万円)が含まれております。

3．その他の収入には、マーケティング・パートナー企業からのパートナーシップフィー(当事業年度　5,370百万円)が含まれております。

＜参考情報＞　入場者数

(千人)

区分	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)	前年同期比 (%)
入場者数	8,698	4.6
レギュラーパス利用者数	5,876	2.8
年間パス利用者数	2,822	8.5

(注) 1．レギュラーパス利用者とは、基本的に1日利用チケットによる入場者であり、年間パス利用者とは1年間の有効期間内であれば何回でも入場できるチケットによる入場者であります。

2．入場者数については前事業年度までは千人未満を切り捨てて表示しておりましたが、当事業年度より千人未満を四捨五入する方法で表示しております。

３【対処すべき課題】

今後の日本経済は、好調な企業業績と設備投資の増加、雇用・賃金の改善と堅調な個人消費等の要因により景気回復が持続するものと予測されます。一方、テーマパーク・レジャーランド業界におきましては、長期的には、少子化による日本の人口減少傾向に伴い市場規模が縮小傾向となるものと予測されますが、中期的には、国内景気回復によるレジャー支出の増加や政府のビジット・ジャパン・キャンペーンによる外国人旅行者の増加などの好材料も期待されます。

このような状況のなか、当社は、コアビジネスであるテーマパーク事業の収益拡大に注力しながら、新規事業展開も視野に入れ、株主価値の最大化を図ってまいります。

当社の事業ビジョンは、『ゲストの期待を上回る「感動とサービス」を提供することにより、エンターテインメント＆レジャー業界におけるアジアのリーディングカンパニーを目指す。』ことであります。このビジョンの実現に向けて、パーク内外での綿密な市場調査を通じたゲストニーズの追求と諸施策の検証を継続的に行い、アトラクションやイベント企画への反映、テーマパーク内で提供するサービスの向上に努力しております。また今後は、当社の強みである、ワールドクラスのエンターテインメントと質の高いゲストサービスを提供する能力を活かし新規事業の可能性を検討し、テーマパーク事業を中核としたエンターテインメント＆レジャー業界での成長を目指してまいります。

これらの事業ビジョンの実現に向けた、当社の対処すべき課題及び対処方針等は以下のとおりであり、これらの施策を実行していくことにより、持続的な成長と株主価値の向上を目指してまいります。

(1) 持続的な入場者数の増加と事業成長基盤の強化

当業界全体の市場規模拡大が難しい中、当社は対象顧客層の拡張や外国人旅行者の取り込みなどに成功し、当事業年度においても順調に入場者数が増加いたしました。今後においても引き続き、新規アトラクションの導入や各種イベントの強化、国内外における集客戦略の強化などを行い、持続的な入場者数増加を目指してまいります。また、ゲストがテーマパークでより快適に楽しめるような各種運営サービスを充実する一方、特にリピーター向け商品開発体制や従業員のサービスレベルの向上を図るなど事業成長基盤の強化に取り組んでまいります。

(2) 高収益で健全な財務体質の構築

当事業年度においても既存の協調融資貸出契約のリファイナンスを行う等、借入金の削減に積極的に取り組んでおります。今後も「安定的に高いキャッシュを生み出すビジネスモデル」、「低コストオペレーション」の強みを最大限に生かして事業効率の更なる向上に取り組み、持続的に高収益を生み出すことが可能な利益構造の確立に努め、健全な財務体質を構築してまいります。

当社では、ＥＢＩＴＤＡ（金利・税金支払前償却前利益）を経営指標として採用しております。ＥＢＩＴＤＡは、過去の投資とそれに関わる資金調達影響を除した指標であり、テーマパーク事業のように初期投資に伴う償却費負担の大きい業界や設備投資負担の多い産業において営業活動による業績を明確に反映する指標といわれております。当社の最近５年間のＥＢＩＴＤＡの推移は以下のとおりです。

回次	第９期	第10期	第11期	第12期	第13期
決算年月	平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
ＥＢＩＴＤＡ （百万円）	9,414	13,699	16,312	17,145	21,286

（注）上記のＥＢＩＴＤＡは、営業利益に売上原価、販売費及び一般管理費に含まれる減価償却費及びその他償却費を足し戻した数値であります。

加えて、ＲＯＥ（株主資本当期純利益率）とD/Eレシオ（借入金純資産倍率）を目標とする経営指標としており、財務基盤強化、収益性及び資本効率向上を達成し株主価値向上を実現してまいります。

(3) コーポレート・ガバナンスとマネジメントの強化

コーポレート・ガバナンスの充実は、当社が企業市民として社会からより多くの信頼を得るために重要な経営課題として取り組んでおります。執行と監督の分離、意思決定の迅速化など効率的な経営に努めるだけでなく、内部監査の充実、コンプライアンス委員会による法令適合性のレビュー活動の実施など継続的にコンプライアンス体制の強化に取り組んでおります。また、経営管理体制の継続的な見直しと強化により、経営の透明性と健全性を高め、アカウンタビリティー（説明責任）の明確化とマネジメント・フィロソフィーの全従業員への浸透を図ってまいります。

4【事業等のリスク】

以下において、当社の事業展開上のリスク要因となる可能性があると考えられる主要な事項を記しております。また、必ずしもそのようなリスクに該当しないと思われる事項につきましても、投資者の投資判断上重要であると考えられる事項については、積極的な情報開示の観点から以下に開示しております。

なお、本項中の記載内容については、特に断りがない限り本書提出日現在の事項であり、将来に関する事項は同提出日現在において当社が判断したものであります。

また、文中において、適宜用語の解説をしておりますが、当該用語解説は、本項の記載内容をご理解いただくための参考として、当社の判断と理解に基づき、当社が作成したものにすぎません。

1．事業構造に関するリスク

(1) 入場者数の増加策と入場者の構成について

当社は、テーマパークの運営及びその関連事業を展開しております。売上高の多くは、テーマパークの入場料、アトラクション優先入場券販売、駐車場利用料、テーマパーク内施設における商品・飲食品販売などによるものであり、入場者数の動向は当社の売上高を大きく左右する重要な要素となっております。

テーマパーク開業以降の入場者数の推移は後述２(1)に記載の通りでありますが、当社では持続的な入場者数の増加を経営課題の一つとして掲げております。現状では、関西地区及び関西周辺圏におけるリピート率の向上を図るとともに、関東地区や海外における認知度を向上させて入場者数の増加を図る方針でありますが、計画通りに入場者数が増加しない場合には当社の業績に悪影響を与える可能性があります。

また、当社のテーマパークの入場者はレギュラーパス利用入場者と年間・期間限定パス利用入場者（有効期間中の複数回入場が可能）に大別されます。当社では持続的な入場者数の増加を図るべく、リピート率の向上と新規入場者数の増大を図っており、両タイプの入場者数のバランス及び料金設定に配慮しながら事業計画を策定しております。レギュラーパス利用入場者と年間・期間限定パス利用入場者のパーク内での消費行動には異なる傾向が見られるため、両タイプの入場者のバランスによっては当社の収益に悪影響が生じる可能性があります。

(2) 入場者１人当たり売上高の向上策について

当社では、各種運営サービスの提供、新規アトラクションに関連した商品・飲食メニューの開発等を通じて、入場者１人当たり売上高の向上を図っております。しかしながら、これらの施策が計画通りの結果に結びつかなかった場合には、当社の業績に悪影響を及ぼす可能性があります。

(3) マーケティング・パートナーシップ契約について

当社は、当社のテーマパーク全般、特定のアトラクション、レストランまたは物販店舗に関連して、約20社の企業との間でマーケティング・パートナーシップ契約を締結しています。これらのマーケティング・パートナー企業からのパートナーシップフィーは契約期間に応じて売上高の「その他の収入」に計上されており、平成19年３月期は当社の売上高の約７％を占めております。そのほか、マーケティング・パートナー企業による当社のテーマパークの宣伝を通じて入場者数が増加するなど、間接的にも当社収益へ貢献しております。通常、マーケティング・パートナーシップ契約の契約期間は５年または10年ですが、いずれかのマーケティング・パートナー企業が契約を解除し、または更新を拒絶した場合や契約更新時にパートナーシップフィーを減額することとなった場合には、当社の収益に悪影響を与える可能性があります。

(4) 入場券の販売経路について

当社のテーマパーク入場料売上のうち約40％相当の部分が、契約旅行代理店、コンビニエンスストア、提携ホテル等の第三者による入場券販売経路から生じております。そのため、何らかの事情によりこうした販売経路を失った場合、当社のテーマパークの入場料売上に悪影響が及ぶ可能性があります。

(5) 収益源を単一拠点に依存していることについて

当社の収益の大部分が１つのテーマパークの運営から生じているため、関西地区が自然災害やテロ等の不可抗力に見舞われた場合や、関西地区における悪天候の長期化、当社のテーマパークにアクセスするための公共交通機関のストライキまたは事故による運転停止等の事象が生じた場合、当社の経営成績は悪影響を受ける可能性があります。

(6) 当社の設備、サービス等に関するリスク

①アトラクションや商品等に事故が発生すること

当社のテーマパークには、入場者にスリルを与えることを売りものとするアトラクションがあり、事故の危険性を常に伴っております。当社のアトラクションには、ライド、花火等の火薬類、動物等、その性質上危険性を内包しているものがあり、そうしたアトラクションに起因する事故、負傷その他の安全性にかかわる問題が生じた場

合、当社のテーマパークの安全性に対する信頼が低下して入場者数が減少し、当社の経営成績に悪影響が生じる可能性があります。

また、安全性にかかわる問題が生じたアトラクションを修理ないし交換するために必要なコスト、当該アトラクションで負傷した顧客への損害賠償等の負担も生じる可能性があり、こうした諸費用の発生状況によって当社の経営成績は悪影響を受ける可能性があります。

当社のテーマパーク内では商品や飲食品の販売も行っておりますが、これらの商品に欠陥が見つかった場合や飲食品に賞味期限切れのものや異物が混入していた場合等不測の事故が生じた場合には、当社のテーマパークの安全性に対する信頼が低下し、また、ブランド価値が毀損され、入場者数が減少し、当社の経営成績に悪影響が生じる可能性があります。

また、当社に対してこれら事故にかかる何らかの訴訟が提起された場合にも、当社の経営成績に悪影響が及ぶ可能性があります。

なお、当社におきましては、欠陥商品の回収事例がテーマパーク開業以来５件あります。これらのケースにつきましては、欠陥を発見後直ちに販売中止の措置をとり、関係省庁への報告、報道機関への公表、新聞各紙への商品回収広告の掲載などを実施し、速やかに対処いたしております。

②新規に導入したアトラクションや商品の不成功

当社は、テーマパークの入場者数の維持・増加のために、リピーターの確保を重要な課題と位置付けております。リピーターは、平成19年３月期において入場者数の３分の２程度を占めております。

かかるリピーターを確保する上で重要な戦略の一つとして、アトラクションの新規導入があげられます。消費者の嗜好と期待は常に変化し、リピーターを満足させるためには、新規アトラクションの導入が不可欠となるからです。かかる新規アトラクションの開発には多額の支出とリードタイムが必要とされ、必ずしもその時々の消費者の嗜好と期待に十分に対応することができない場合があります。また、新規アトラクションの開発が遅延し、また、開発費用が増加した場合には、計画した通りに収益を達成することができない可能性があります。さらに、新規導入したアトラクションが、当社の予想に反し、消費者が期待するほど魅力がなく、リピーターを含む入場者数の増加ないし確保に必ずしもつながらない可能性もあります。当社は、近年、従来と比較してより低廉な費用で新規アトラクションを開発するという戦略をとっていますが、かかる戦略が、入場者数の増加ないし確保に十分つながらない場合には、アトラクションの開発戦略を見直す必要が生じ、その場合、開発費用の増加をもたらす可能性があります。

当社は、アトラクションと同様、物販商品や飲食品に関しても、その時々の消費者の嗜好と期待を反映させるべく努めております。しかし、新規に導入した物販商品や飲食品が消費者の嗜好ないし期待に応えられなかった場合、これらの価格の設定が不適切であった場合等には、当社の経営成績に悪影響が及ぶ可能性があります。

(7) ユニバーサル・スタジオまたは当社で使用しているキャラクターのイメージ悪化について

当社の事業は、「ユニバーサル・スタジオ」及び当社のマーケティング・パートナーを務めている会社のブランド・イメージに大きく依存しており、また、ユニバーサルグループ及びそれ以外の第三者からライセンスを受けているキャラクターのイメージにも大きく依存しております。これらのイメージに悪影響を及ぼす事象及び報道（当社に対するもののみならず、ユニバーサルグループ、当社のマーケティング・パートナー企業、または当社がライセンスを受けているキャラクターに対するものを含む）は、当社のイメージ及び事業に悪影響を及ぼす可能性があります。例えば、ユニバーサルグループによって運営されているテーマパークにおいて、アトラクション、サービスまたは商品に関して何らかの事故が発生するなど、「ユニバーサル・スタジオ」のイメージを損なう事象が発生した場合、当社のテーマパークの入場者数が減少する可能性があります。また、当社及びユニバーサルグループの役職員が何らかの不祥事を引き起こした場合、「ユニバーサル・スタジオ」のブランド・イメージが傷つき、当社の経営成績に悪影響が及ぶ可能性があります。

2．経営成績及び財政状態に関するリスク

(1) 営業成績等の変動について

当社の最近５年間の主要な経営指標等の推移は以下のとおりです。

回次		第９期	第10期	第11期	第12期	第13期
決算年月		平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
売上高	(百万円)	75,848	71,250	70,059	68,267	72,062
運営収入		34,518	33,303	33,763	33,187	36,908
商品販売収入		22,536	19,383	18,939	18,168	18,595
飲食販売収入		12,918	12,676	11,345	10,759	10,956
その他の収入		5,876	5,887	6,011	6,152	5,601
営業利益または営業損失(△)	(百万円)	△5,764	△1,751	73	1,494	7,283
経常利益または経常損失(△)	(百万円)	△9,435	△5,068	△3,151	△582	5,273
当純純利益または当期純損失(△)	(百万円)	△9,315	△5,204	△5,172	△4,634	3,793
ＥＢＩＴＤＡ	(百万円)	9,414	13,699	16,312	17,145	21,286
資本金	(百万円)	40,000	40,000	40,000	52,500	30,938
純資産額	(百万円)	18,685	13,481	8,308	28,674	42,995
総資産額	(百万円)	181,767	169,560	152,054	142,833	129,937
入場者数	(千人)	7,637	9,889	8,100	8,314	8,698
レギュラーパス利用者数		7,149	5,625	6,139	5,713	5,876
年間・期間限定パス利用者数		488	4,264	1,961	2,601	2,822

(注) １．上記のＥＢＩＴＤＡは営業利益に売上原価、販売費及び一般管理費に含まれる減価償却費及びその他償却費を足し戻した数値であります。

２．入場者数については前事業年度まで千人未満を切り捨てて表示しておりましたが、過年度分も含めて当事業年度より千人未満を四捨五入する方法で表示しております。

３．売上高には、消費税等は含まれておりません。

４．第11期、第12期及び第13期の財務諸表については、証券取引法第193条の２の規定に基づき、あずさ監査法人の監査を受けておりますが、第９期及び第10期の財務諸表については、当該監査を受けておりません。

５．運営収入にはテーマパーク入場料収入が含まれており、その他の収入にはマーケティング・パートナー企業からのパートナーシップフィーが含まれております。

６．第９期より第12期において、当期純損失を計上しております。主な要因は、テーマパーク建設に関連する減価償却費、テーマパーク運営に伴う人件費、事業用地賃借に伴う賃借料及び借入に伴う支払利息等の負担によるものです。各事業年度における主な業績変動要因は以下のとおりです。なお、第10期及び第11期には継続企業の前提に関する注記が付されております。

第９期：　テーマパークの開業効果が一巡したことや経済環境の悪化、同年度夏に続発しました不祥事の影響などにより、入場者数が大幅に減少いたしました。その結果、運営収入を中心に売上高は著しく減少し、減価償却費、人件費等の経費負担を吸収できずに経常損失及び当期純損失を計上いたしました。

第10期：　期間限定パス（有効期間内であれば何回でも入場できるチケット）の導入により、入場者数は伸びたものの、テーマパーク入場料収入や商品販売収入の減少を招き、売上高はさらに減少し、減価償却費や人件費等の経費負担を吸収できないまま経常損失及び当期純損失を計上いたしました。

第11期：　前年度に導入した期間限定パスの終了及びレギュラーパス利用入場者数の増加により運営収入は前期比微増となったものの、期間限定パス利用入場者数の減少によりパーク内消費が低下した結果、商品販売収入及び飲食販売収入は減少したため、売上高は減少いたしました。商品ラインアップ・飲食メニューの見直し、仕入先変更による物販・飲食原価率の低減、外部業務委託費、販売促進費、地代、メンテナンスコスト等の経費の削減並びに人員の効率化による損益分岐点の改善を図り、営業黒字化しましたが、支払利息負担から経常損失を計上、さらにキャリア転身支援制度をはじめとした構造改革費用を計上したことにより、当期純損失を計上いたしました。

第12期：　リピーターの来場促進策等により年間パス（１年間の有効期間内であれば何回でも入場できるチケット）利用入場者数は増加しましたが、レギュラーパス入場者数の減少等から売上高は減少いたしました。人員数の見直し、メンテナンス関連業務の内製化、賃貸料の見直し等によるコスト効率化の推進から営業利益は増加しましたが、支払利息やリファイナンス関連費用等負担により、経常損失及び当期純損失を計上いたしました。

(2) 業績の季節変動が発生することについて

当社テーマパークにおいては、第4四半期（1月～3月）は冬季であるため入場者数が低水準に留まる傾向にあり、当該期間の売上高は年間を通じて最も少なくなります。費用面においては、年間を通じて発生する減価償却費、人件費、事業用地に伴う賃借料などに加えて、春休みの集客増加を図るための広告宣伝費や、一部のアトラクション設備を臨時休止して行う大規模メンテナンス費用、春休み開始に合わせて投入するアトラクション／ショー製作費用など、第4四半期に特に増加する費用があります。以上の結果、平成19年3月期第4四半期は、売上高によって営業費用を吸収することができず営業損失を計上しており、今後も同様の傾向が継続する可能性があります。なお、当社の平成18年3月期及び平成19年3月期における四半期毎の業績は、以下のとおりです。

回次		第12期					第13期				
決算年月		平成18年3月期					平成19年3月期				
		第1四半期	第2四半期	第3四半期	第4四半期	通期	第1四半期	第2四半期	第3四半期	第4四半期	通期
売上高	(百万円)	15,391	19,264	19,632	13,980	68,267	15,590	19,706	20,842	15,922	72,062
売上総利益	(百万円)	2,213	4,419	4,596	735	11,964	2,565	5,376	6,229	2,739	16,911
営業利益または営業損失(△)	(百万円)	107	1,208	2,255	△2,076	1,494	364	2,936	4,021	△38	7,283
経常利益または経常損失(△)	(百万円)	△472	854	1,543	△2,507	△582	△197	2,585	3,600	△715	5,273
純利益または純損失(△)	(百万円)	△473	△3,330	1,833	△2,663	△4,634	△514	1,913	3,484	△1,089	3,793
ＥＢＩＴＤＡ	(百万円)	4,038	5,147	6,195	1,764	17,145	4,056	6,380	7,453	3,395	21,286
入場者数	(千人)	1,829	2,136	2,465	1,884	8,314	1,819	2,144	2,647	2,088	8,698
レギュラーパス利用者数		1,323	1,641	1,658	1,091	5,713	1,298	1,595	1,712	1,271	5,876
年間・期間限定パス利用者数		506	495	807	793	2,601	521	549	935	817	2,822

（注）1．平成18年3月期及び平成19年3月期の四半期毎の財務情報は、証券取引法第193条の2の規定に準じた監査法人の監査を受けておりません。

2．平成18年3月期の四半期毎の財務情報は、株式会社東京証券取引所の「上場有価証券の発行者の会社情報の適時開示等に関する規則の取扱い」の別添に定められている「四半期財務諸表に対する意見表明に係る基準」に準じた意見表明のための手続きを受けておりません。

3．入場者数については前事業年度まで千人未満を切り捨てて表示しておりましたが、前事業年度も含めて当事業年度より千人未満を四捨五入する方法で表示しております。

(3) 人件費及び外部業務委託費の増加について

テーマパーク運営という事業は、その性質上、多人数の人員を必要としますが、効率的な人材配置が行えないために、人件費及び外部業務委託費の負担が過大となった場合には、経営成績に悪影響が生じる可能性があります。

当社の労働力需要は、天候などの当社のコントロールが及ばない要因に基づいて、季節ごと曜日ごとに大きく変動します。そのため、当社は、臨時従業員（特に学生を中心とするパートタイマー）に労働力の多くを依存する柔軟な雇用体制を採用しておりますが、かかる体制には、繁忙期に十分な労働力を確保できないリスクが存在しているほか、労働市場の需給関係等から、今後、従来と同様の条件で適切な技能を有する臨時従業員を確保することができない、または十分な人員確保のために人件費負担が増大する可能性があります。また、労使の関係が悪化した場合にも、十分な労働力を確保できない可能性があります。

労働及び社会保障にかかる法令の改正により、臨時従業員に支払う賃金等の水準が高騰した場合、当社の人件費もまた増加する可能性があります。さらに、人件費の増加に起因して従前と同質の臨時従業員を確保できない場合や臨時従業員の教育に十分な機会と費用を割くことができない場合には、入場者が当社のテーマパークのサービスに満足しない等、当社の事業運営に悪影響を及ぼす問題が生じる可能性があります。

また、当社は、アトラクションの保守業務の一部や、テーマパークの警備・情報システムの保守運用業務等の一部を外部業者に委託しています。このため、当社の負担する外部業務委託費用の負担が増大した場合には、当社の収益に悪影響が及ぶ可能性があります。

(4) 集客予測と実績との齟齬について

テーマパーク内の臨時従業員の配置や、レストランで使用する食材等の仕入は、当社が独自で予測する入場者数をもとに行っています。悪天候等の外部要因や当社の数値予測の誤り等によって、実入場者数が予測入場者数を下回った場合、人員や材料に余剰が発生し、結果として過大なコストを負担する可能性があります。また、入場者数が予想を上回った場合、人員不足による不慮の事故の発生、サービスの低下等を招き、その結果、当社のテーマパークに対する信頼が低下し、当社の経営成績に悪影響を及ぼす可能性があります。

(5) テーマパークに付保している保険の範囲と保険料の増額について

当社は、テーマパークの運営において合理的な範囲でテーマパーク事業者に利用可能な種類の保険を付保しているものと考えております。しかしながら、当社が加入している保険は、当社のテーマパークで生じる事故にかかる損害や損害賠償責任、当社のテーマパークが存在する土地に起因する環境被害にかかる第三者からの請求、その他当社が負担する可能性のある損害賠償責任を十分にカバーしていない可能性があります。当社は毎年保険契約を更新していますが、今後保険料が増額される可能性があります。また、地震保険等特定の保険について保険料が高騰する可能性があります。

(6) 将来的な税負担の発生について

当社は平成18年８月10日開催の取締役会及び平成18年９月13日開催の臨時株主総会において、財務体質の健全化と今後の資本政策等の円滑化を目的に、資本金の額の減少決議を行い、資本の欠損を解消いたしました。これにより、貸借対照表において繰越欠損金は存在しておりません。一方で、平成19年３月31日現在において税務上の繰越欠損金を約140億円有しており、課税所得は発生しておりません。今後、順調に当社業績が推移するなどして、税務上の繰越欠損金が全て解消された場合には、これまで以上の税負担が発生することとなり、当期純利益または当期純損失及びキャッシュ・フローが影響を受ける可能性があります。

(7) 有形固定資産に関するリスク

テーマパーク事業においては、資産に占めるアトラクション施設等の有形固定資産の割合が高く、当社の経営成績は固定資産にかかる減価償却の影響を強く受けます。

①減価償却費の負担について

継続的に新規アトラクションに対する投資が行われるため、アトラクション施設等の有形固定資産にかかる減価償却費の発生状況により、当社の経営成績は影響を受ける可能性があります。

②有形固定資産にかかる減損について

平成18年３月期より、「固定資産の減損に係る会計基準」を適用しております。将来的に、資産から生まれるキャッシュ・フローが十分でない場合を含め、資産の収益性の低下により投資額の回収が見込まれず、当社が固定資産の減損を認識する必要があると判断した場合、当社は有形固定資産の価値を減少させることがあります。

かかる減損会計の対象となる資産は、テーマパーク全体の資産であります。上述のようなテーマパーク全体の資産に対する減損会計の適用とは別に、個別の資産が遊休状態であると判断した場合には、それら個別の資産に対して減損損失の計上を行う可能性があり、そうした遊休資産が生じた場合には当社の財政状態及び経営成績は悪影響を受ける可能性があります。

(8) 情報システムの更新に伴うリスク

現在当社では、情報システムのハードウェア及びソフトウェアの一部について更新作業を進めております。更新を予定しているシステムには、入場券の発券に関するシステム、商品販売・飲食販売の仕入に関するシステム及び商品販売店舗のＰＯＳシステムが含まれております。

新システムへの移行は、製造メーカーによる既存システムへのサポートが期限切れとなる平成19年秋までに行う予定ですが、既存システムから新システムへのデータ移行や切り替え作業が適切に行われなかった場合、テーマパーク運営に支障を来たすなどの影響が考えられます。その結果、当社の経営成績や財政状態に悪影響を及ぼす可能性があります。

(9) 有利子負債に関するリスク

当社は平成17年以降負債総額を減少させたものの、依然として相当程度の債務を有しています（平成19年３月期末の総資産129,937百万円に対し借入金残高は62,400百万円）。これに関連するリスクは次のとおりです。

①金利変動がもたらす影響について

当社は、営業活動に伴い資金の調達や余資の運用を行っております。平成19年３月31日現在において借入金債務のうち、38,400百万円が変動金利によるものであり、その一部については金利スワップを用いて金利変動リスクをヘッジしておりますが、平成18年３月期にヘッジ会計終了損987百万円が発生したように、今後の金利動向により、かかる変動金利借入金や将来の調達及び運用において、当社の財政状態及び経営成績が影響を受ける可能性があります。

②協調融資貸出契約における制約について

当社は平成18年８月10日付で、株式会社三井住友銀行、日本政策投資銀行、ゴールドマン・サックス証券株式会社及び野村キャピタル・インベストメント株式会社との間で、協調融資貸出契約を締結しております。当該契約による協調融資は54,400百万円（うち5,000百万円は貸出極度額）となっており、当社は当該契約に基づき、平成18年８月18日付で既存優先借入金（弁済順位について劣後条件が付されていない借入金）の全額についてリファイナ

ンスを実行し、リファイナンス関連費用558百万円を上記４社に支払っております。

協調融資貸出契約の規定には、業務上及び財務上の制約並びに配当制限が付されており、今後、これらの制約が当社の事業を制約する可能性があります。業務上の制約については、財務上の基準を充たさない場合の追加的な借入債務（ファイナンス・リースを含む）の負担、担保権の設定、合併その他の買収取引、組織再編行為、減資、自己株式の取得、財務上の基準を超える設備投資及び投融資の実施などに対する制限または禁止条項があります。また、財務上の制限については、一定の算式に基づき計算される借入金債務の割合や元利金の返済に関する割合につき、協調融資貸出契約に規定する一定水準を維持するよう義務付けられております。

以上の協調融資貸出契約の概要につきましては、「第一部　企業情報　第2　事業の状況　5　経営上の重要な契約等」に記載のとおりであります。

現在当社はこれらの要件の全てを遵守していますが、当社がかかる要件を今後も遵守できるか否かという点は、当社の今後の営業活動や経営成績に左右されることとなり、さらに天候並びに経済の状況等といった当社のコントロールが及ばない外部的要因によって影響を受ける可能性もあります。また、これらの要件を充たすため、当社の事業が制限され、または必要に応じて追加的な資金調達を行うことが妨げられる可能性があります。

当社が協調融資貸出契約の規定に違反した場合、当該契約に定められた期限の利益を喪失し、当社は債務を返済しなければなりませんが、そうした場合、当社は事業の継続を含め、経営上、重大な危機に直面する可能性があります。

3．当社役員に関するリスク

(1) 特定の経営者に対する依存について

当社の経営は、当社経営陣の継続的な人的貢献に大きく依存しており、今後の事業遂行の成否は経営陣の業務執行能力にかかっております。特に、代表取締役社長グレン ガンペルは、テーマパーク事業において幅広い経験を有しており、当社の事業戦略の策定及び実施に際して重要な役割を担っております。当社は、同氏との間でマネジメントサービス契約を締結しており、平成20年6月まで同氏が代表取締役として務めることを合意しておりますが、同氏に当社の業務を遂行する上で著しい障害が発生した場合、株主総会で選任されなかった場合、または同氏が任期途中で辞任した場合には、これに代わる適切な人材を確保することができず、当社の事業に悪影響が及ぶ可能性があります。

(2) 取締役との報酬契約について

当社は、優秀な経営陣を社内外から確保するためインセンティブ色の強い報酬制度を採用しており、常勤取締役各氏との間で報酬の決定方法や支払方法等を定めた契約を交わしております。

特に、グレン ガンペルとの間では代表取締役社長としての招聘当時からマネジメントサービス契約を締結しており、社外取締役で構成される報酬委員会での審議等に基づいて、同氏に対する報酬の算出方法や付与日を定めております。報酬内容の詳細につきましては、「第一部　企業情報　第2　事業の状況　5　経営上の重要な契約等」をご参照下さい。

また、取締役丸山義和との間でも当社経営への関与経緯等からマネジメントサービス契約を締結しており、上記同様、同氏に対する報酬の算出方法や付与日を定めております。

上記両氏及び他の常勤取締役各氏に対する各種報酬の発生状況によって、会社の経営成績は影響を受ける可能性があります。

(3) 役員社宅について

平成18年3月期及び平成19年3月期において、以下の役員社宅取引が発生しておりましたが、当該取引は平成18年8月で解消しております。

平成18年3月期

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	田中功	－	－	当社取締役	－	－	－	社宅の賃貸（注）2	2	前払費用	0

（注）1．上記の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

2．取引条件及び取引条件の決定方針等

社宅の賃貸については、出向者に関する協定書に基づき当社が賃借している社宅物件に本人を居住させているものであります。なお、本人負担額は月額60千円となっており、所得税法上の経済的利益に対する所得税

は発生しておりません。

平成19年３月期

属性	会社等の名称	住所	資本金または出資金(百万円)	事業の内容または職業	議決権等の所有（被所有）割合(%)	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員	ヴァーノン・マックグーガン(注)２	－	－	当社取締役	－	－	－	社宅の賃貸(注)３	1	－	－

(注) １．上記の金額のうち、取引金額には消費税等が含まれておりません。

２．取引金額は取締役に就任した平成18年６月28日から当事業年度末までの期間の取引金額を記載しております。

３．取引条件及び取引条件の決定方針等

社宅の家賃については、出向者に関する協定書に基づき当社が賃借している社宅物件に本人を居住させていたもので、平成18年８月以降は本人が全額負担しております。

４．部門責任者が契約社員であることに関するリスク

本書提出日現在、７名が複数年契約社員として部門責任者を務めております。複数年契約社員が部門責任者となっている部署は、マーケティング部、営業部、リテールセールス部、エンターテイメント部、技術部、経理・財務部及び人事部であり、当社の事業運営上、重要性の高い部署となっております。

優秀な人材を獲得するに際して、専門性や人材市場の状況、前職における処遇面等の条件などを考慮し、部門責任者であっても複数年契約社員として雇用しております。

今後も当社は優秀な人材の確保、維持、及び育成に努める方針でありますが、人材の確保及び育成が想定どおりに進まない場合、当社の事業推進に支障をきたす可能性があります。

５．外部環境要因に関するリスク

(1) 日本経済の変動

消費者の旅行その他のレジャー活動への支出は、不況の際にまず最初に切り詰められるなど、経済状況一般の影響を強く受ける傾向があります。平成19年３月期における当社のテーマパークの入場者数の約９割が日本国内からであり、また、将来も引続き国内からの入場者が大きな割合を占めると予想されることから、当社のテーマパーク入場者数は国内の経済状況の影響を受けやすいと考えられます。経済状況の大幅な悪化や旅行費用の高騰など、個人消費及び消費者の信頼を減退させるような事象によって、当社のテーマパークの入場者数並びにこれに付随する商品及び飲食販売が減少する可能性があります。

(2) 日本の人口の減少について

日本における出生率は減少を続けています。国立社会保障・人口問題研究所の「人口統計資料集（2007年版）」によると、平成17年度の出生率は人口置換率（人口を一定の規模で保持する水準）を大きく下回るとされており、その結果、日本の総人口は今後減少すると予想されております。さらに、上記資料集によれば、日本の総人口は、平成17年の約128百万人から平成42年には約115百万人に減少し、また、出生率の減少により当社の主要な顧客層である５歳から49歳までの人口についても、平成17年の約68百万人超から平成42年には約49百万人未満に減少すると推計されています。このような傾向は、当社のテーマパークの入場者数の増加または維持に長期的に悪影響を及ぼすことが予想されます。

(3) 関西地区の経済・人口の低迷について

関西地区からの入場者は、平成19年３月期における当社のテーマパーク全入場者数の３分の２程度を占め、将来においても当社テーマパークの全入場者数の中で大きな割合を占めると予想されます。従って、当社の事業は、関西地区の経済その他の状況の影響を特に受けており、また今後も影響を受け続けるものと予想されます。今後、関西地区の経済が低迷した場合や、関西地区における当社主要顧客層の人口が減少した場合、当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。

(4) 来日者数の減少について

平成19年3月期において、当社のテーマパークの入場者数の1割近くを海外からの入場者が占めております。当社は、今後、海外からの入場者数の一層の増加を企図しております。現在のところ、海外からの入場者の大部分は韓国、台湾及び香港からの入場者でありますが、中国本土からの入場者も増加傾向を示しておりますため、こうした国・地域において経済情勢が悪化した場合、当社のテーマパークの入場者数の減少につながる可能性があります。また、これらの国・地域の通貨に対して円高が進んだ場合、日本とこれらの国・地域との間の国際関係が不安定になった場合、または何らかの理由でこれらの国・地域からの渡航者に対して渡航制限が課された場合、訪日外国人旅行者数が減少して当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。同様に、航空会社が日本（特に西日本）への航空便の数を減らした場合、関西地区を訪れる海外からの旅行者が減少し、当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。

(5) 交通網の乱れについて

当社のテーマパークの入場者のほとんどが、自動車、鉄道、飛行機、バス等を利用しているため、事故やストライキの発生など、これらの交通手段に何らかの障害が起きた場合、当社のテーマパークの入場者数の減少をもたらす可能性があります。とりわけ、当社のテーマパークの入場者の相当数は、西日本旅客鉄道株式会社の運営する鉄道路線を使用していると考えられ、同路線に関する障害は、入場者数の大幅な減少をもたらす可能性があります。

(6) 消費者のレジャーに対する嗜好の変化について

レジャーの多様化等によって消費者のテーマパークへの嗜好が低下した場合、当社のテーマパークの入場者数は悪影響を受ける可能性があります。

(7) 天候による影響について

テーマパーク事業はテーマパーク内を入場者が回遊する業態であるため、来場動向は天候により大きく左右されます。すなわち、雨天・降雪日の入場者数は晴天・曇天日に比較して大きく落ち込む傾向があるため、悪天候が長期に及ぶ場合、当社のテーマパークの入場者数に悪影響を与える可能性があります。

(8) 自然災害等について

当社テーマパークの入場者数は、関西地区、日本国内及び海外におけるレジャー活動一般に影響を与える要因に左右されます。このような要因には、自然災害、テロ予告、テロ行為、ＳＡＲＳ（重症急性呼吸器症候群）や鳥インフルエンザのような感染症の流行など、当社のコントロールの及ばない事象が含まれます。かかる事象が発生した場合、当社の事業は重大な悪影響を受ける可能性があります。例えば、日本は地理的に大規模な地震及び台風の被害を受けやすい傾向にありますが、関西地区を地震または台風が襲った場合、損傷したアトラクションの修理や交換に要する費用、アトラクションの一時的または恒久的な運転の停止、負傷した入場者からの損害賠償請求など、当社に様々な形で損害が生じる可能性があります。また、自然災害等の発生は、消費者のレジャー活動一般に対する意欲を失わせ、当社のテーマパークの入場者数の減少をもたらし、当社の事業に悪影響が及ぶ可能性があります。

(9) 外国為替変動がもたらす影響について

当社は、ユニバーサルグループ等に対するロイヤリティの一部の支払を米ドル建てで行っております。また、アトラクションの機材や部品、販売商品、サービス等の輸入に伴い、米ドルをはじめとする外国通貨を使用する場合があります。これらの支払に伴う外国為替相場の変動リスクについては、為替予約、通貨スワップ、通貨オプション等の手段を用いてヘッジしているものもありますが、すべての外国為替相場の変動リスクがヘッジされているわけではありません。今後の外国為替の変動によっては、当社の財政状態及び経営成績に影響が及ぶ可能性があります。

６．レジャー、エンターテインメント業界における競合関係に関するリスク

当社のテーマパークは、他社のテーマパーク、遊園地、映画、スポーツイベント、海外旅行、国内旅行等、あらゆる形態の娯楽と競合しています。特に、平成17年３月から９月にかけて開催された愛知万博のように、日本ないしアジアにおいて期間限定で開催されるイベントとは激しい競争関係にあります。テーマパークの主要な競争要因には、テーマパーク自体の立地、入場料金、アトラクションの独自性及び認知度、魅力のあるキャラクターの有無、テーマパーク全体の雰囲気及びテーマ性、清潔さ、飲食物、イベント等に加えて、ホテル等の近隣施設のクオリティーが含まれます。

関西地区には多くのテーマパーク及び遊園地が存在しますが、現在のところ、関西地区においては当社のテーマパークほど大規模のものは存在しません。しかしながら、関西地区に大規模なテーマパークまたは遊園地がオープンした場合、当社はより厳しい競争に直面し、入場者数の維持及び増加を達成することがより困難となります。当社はまた、京都や奈良等の名所または旧跡をはじめとして、関西地区の観光地一般とも競争関係にあります。

関西地区での競争に加えて、関東地区からの入場者の獲得において、東京ディズニーリゾートと最大の競合関係にあります。また、海外からの入場者に関しては、日本以外のアジア地域におけるテーマパークその他の娯楽とも競合

関係にあります。近年、日本以外のアジア地域では、平成17年９月にオープンした香港ディズニーランドをはじめとして、テーマパーク、リゾート施設、カジノ等が増加しています。また、最近、東南アジアに本拠を置く会社２社が、ピベンティ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社からライセンスを受けてシンガポールにユニバーサル・スタジオのテーマパークを建設する予定であること（平成22年オープン見込）が明らかになりました。さらに、ユニバーサルは、韓国の会社との間で、一定の期間中に資金や敷地の確保といった要件を満たした場合に同国内でユニバーサル・スタジオのテーマパークを建設することができる独占的なオプション権を当該会社に与える内容の契約を締結しました。上記の日本以外のアジア地域でのテーマパーク、リゾート施設及びカジノ等の増加に加えて、日本国外での当社のマーケティング能力に限界があることが、日本への渡航及び日本国内での滞在にかかる費用が比較的高額であることとともに、当社のテーマパーク入場者獲得の競争環境をより一層厳しくしています。

当社がかかる競争において優位に立つことができる保証はなく、優位を築くことが出来なかった場合、当社の事業に悪影響が及ぶ可能性があります。

また、他の形態の娯楽と比べて、テーマパーク及び遊園地全般に対する消費者の関心が減退した場合、当社の事業に悪影響が及ぶ可能性があります。

7．他のテーマパークにおける事故による当社テーマパークへの影響に関するリスク

他のテーマパークにおいて、アトラクションに起因する事故、負傷、その他の安全性にかかわる問題が生じた場合、消費者のテーマパークへの来場意欲が減退して、当社のテーマパーク入場者が減少する可能性があります。

8．事業用地に関するリスク

(1) 事業用地の使用について

当社は、事業用地を自社で所有しておらず、「ユニバーサル・スタジオ・ジャパン」事業用地540,081㎡のうち、336,034㎡を民間企業６社（日立造船株式会社、住友商事株式会社、住友金属工業株式会社、西日本旅客鉄道株式会社、株式会社ガスアンドパワーインベストメント及び日新製鋼株式会社）から、204,047㎡を大阪市からそれぞれ賃借しております。このため、地権者との間で合意している事業用地の使用条件の変更によって会社の経営成績は影響を受けることとなるほか、事業用地の使用継続が困難となった場合にはテーマパークの事業運営にも重大な支障が生じることとなります。なお、事業用地の賃借及び使用にかかる当社の支払負担額は平成18年３月期が2,325百万円、平成19年３月期が2,978百万円であり、重要な支出項目となっております。そのため、後述のとおり、今後、賃借料の増額によって当社の財政状態及び経営成績は悪影響を受ける可能性があります。

また、当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年３月末に換地処分が行われ、当該土地区画整理事業の換地計画に基づき、最大622百万円の借地権として計上する清算金の支払が発生する可能性があります。

(2) 大阪市市有地について

大阪市から賃借している用地（市有地）につきましては、平成11年４月１日から50年間の一般定期借地権設定契約を締結しており、賃借料につきましては、大阪市財産条例等に基づいて毎年改定されることとされております。但し、大阪市が「ユニバーサル・スタジオ・ジャパン」の誘致に主導的な役割を果たした経緯があり、平成18年３月30日までは大阪市の監理団体（当社に対する出資比率が25％であったことによる）として位置付けられていたことから、平成17年度までの賃借料については減額措置が適用されていました。しかし、大阪市の当社に対する出資比率の低下により、平成18年度以降は従来のような減額措置を受けられないこととなりました。この結果、平成18年度の賃借料は平成17年度までの賃借料に比べて増額されましたので、当社の第13期（平成19年３月期）の経営成績は賃借料の増額による影響を受けることとなり、さらに今後、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

(3) 民間地権者から賃借している用地について

当社は民間の各地権者との間で長期（平成10年10月１日から50年間または平成13年３月末日から20年間）の一般定期借地権設定契約または事業用借地権設定契約を締結しております。各社との賃借条件は個別に協議の上、決定されておりますが、過年度の営業状況等を踏まえて平成17年度においては各社とも上記契約に定めた賃借料ではなく、別途、賃料変更確認書を交わし、当該確認書に基づいて減額後の賃借料を支払っておりました。平成18年度以降の賃借料についても、再度、２社の地権者と、別途平成18年度より平成22年度にかかる賃料変更確認書を交わし、また、１社の地権者（日新製鋼株式会社）とは、平成18年度の賃借料にかかる変更確認書を交わすとともに、同年度以降にかかる賃借料の変更に関し確認書を交わしております。更に、残りの３社の地権者とも、平成18年度より平成22年度の賃借条件について平成18年９月１日付で成立した調停条項に基づき、減額後の賃借料を支払うこととされております。したがって、各地権者との一般定期借地権設定契約または事業用借地権設定契約に定める賃借料に比して、実際

の賃借料負担は軽減された状態にありますが、平成18年度以降の賃借料は、全体として平成17年度の賃借料より増額されておりますため、当社の第13期（平成19年3月期）の経営成績は賃借料の増額による影響を受けております。また、平成23年度（日新製鋼株式会社については平成19年度）以後、かかる民間地権者からの賃借料が増額された場合、当社の財政状態及び経営成績は、悪影響を受ける可能性があります。

(4) 地盤沈下、土地の隆起等

当社のテーマパークは大阪湾岸地区に所在するため、地盤の沈下、土地の隆起等によって事業用地が不安定な状態に陥る可能性があります。そのような場合、当社のテーマパークの運営が困難になり、または修復等のために多額の費用を負担する可能性があります。

(5) 土壌汚染に起因する損害賠償のリスクについて

当社の事業用地の一部は、平成元年頃まで産業廃棄物最終処分場として使用されておりました。テーマパークを開業するにあたり、テーマパーク入場者や近隣住民の安全を確保するために、建設準備過程において必要な土壌及び水質調査並びに環境対策工事を実施しており、汚染基準に抵触する状態にはない旨を確認しております。これにより、テーマパークを安全に運営することが可能であると認識しております。

しかしながら、今後、土壌汚染の存在が明らかになり、当社のテーマパークの入場者や近隣住民に対して損害が生じた場合、当社は民法上の損害賠償責任を負担する可能性があります。また、当社の事業継続のためにかかる土壌汚染を除去する必要が生じた場合、土地浄化のために当社が負担する費用が当社の収益に悪影響を及ぼす可能性があります。

9．近隣施設が当社にもたらす影響に関するリスク

当社のテーマパークには、約20のレストラン、約30の専門店等からなる「ユニバーサル・シティウォーク大阪」が隣接しているほか4つのホテルが近接しておりますが、これらの施設は当社が所有または運営しているものではありません（当社直営の商品販売施設1店舗を除く）。但し、これらの施設は、当社とユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピーとの「ユニバーサル・シティウォーク大阪」の運営に関するライセンス契約並びに敷地内ホテルライセンス契約に基づき、当社がサブライセンスした知的財産を使用して運営されているものです（ホテル日航ベイサイド大阪を除く）。また、これらの施設は、いずれも主に当社のテーマパークの入場者を対象とした施設であり、当社のテーマパークの入場者の多くは、テーマパークのみならずこれらの施設を訪れ、利用していると考えられます。従って、当社のテーマパークの入場者動向がこれらの施設の営業動向に影響を与える可能性がある一方、これらの施設において提供されるサービスの質になんらかの問題が生じた場合、あるいはなんらかの事故が発生した場合等には、それらの施設に対する悪影響があるのみならず、当社のテーマパークの入場者数等に悪影響をもたらす可能性があります。

また、これらの施設のために使用される名称等によっては、当社がこれらの施設と取引をした第三者に対して名板貸人（自己の商号の使用を他人に許諾した者）として責任を問われる可能性もあります。

10．知的財産権の使用や侵害とそれに伴う費用負担に関するリスク

当社は、アトラクション、物販商品及び飲食品に関連するキャラクター等の知的財産の使用について、ユニバーサルグループその他多数の第三者に依存しています。当社のテーマパークの運営においては、かかる知的財産を使用する権利（ライセンス）を維持することに加えて、今後新しいキャラクター等の知的財産を使用する権利を獲得することが重要と考えられます。さらに、当社のアトラクションの多くは、第三者が保有している特許権その他の知的財産権によって保護された技術を使用しており、かかる技術の使用が、第三者の知的財産権を侵害する技術を使用している可能性があります。

当社が既存のライセンスを失った場合は、当該ライセンスにかかる知的財産を使用できなくなり、かかる知的財産を使用しているアトラクションの運営ができなくなります。これによって、当社は、これらアトラクションのテーマ等の再検討を余儀なくされたり、関連アトラクションを終了しなければならなくなり、当社のテーマパークの魅力が低下する可能性があります。また、当社が第三者の知的財産権を侵害した場合、当該第三者に対して多額の損害賠償金等の支払いを余儀なくされる可能性があります。当社が第三者の知的財産権を侵害していない場合でも、当社は侵害しているという主張に対する防御のために多額の費用を負担する可能性があり、また、訴訟が係属している間アトラクションの稼働を一時的に停止することを余儀なくされる可能性があります。これらによって当社のテーマパークの魅力が低下する可能性があり、さらに、人気のある物販商品及び飲食品について当社が有しているライセンスを失った場合当社の業績に悪影響を与える可能性があります。

11．テーマパーク運営に関連する法規制に関するリスク

現在のところ日本においてテーマパークの運営についてこれを特に規制する法令は存在していませんが、当社は、

火薬類取締法、消防法、土地区画整理法、建築基準法、食品衛生法、消費者契約法、個人情報保護法、その他の法規制の対象となっており、またこれらの法令に基づき様々な許認可及び届出などが必要とされる場合があります。

当社がこれらの法規制のいずれかに違反した場合、当社は、民事上の損害賠償責任を負担し、刑事罰または行政上の制裁の対象となる可能性があります。かかる違反は、当社の評判に悪影響を与え、当社の事業に重大な影響を及ぼす可能性があります。例えば、当社は平成15年に火薬使用許可違反で刑事上の制裁（罰金刑）を受けましたが、当時の入場者数の落ち込みからみてもかかる処分は当社の評判に悪影響を及ぼしたと考えられます。今後、かかる事態が再発した場合には、当社の事業に重大な悪影響を及ぼしうると考えています。また、これらの法規制に改正があった場合、特に、日本においてテーマパークの運営を規制する包括的な法令が制定された場合、当社はかかる法令を遵守するために追加的な費用を負担する可能性があります。

12. 訴訟が提起されることに関するリスク

テーマパーク運営事業を行う過程において、テーマパークの安全性や知的財産の利用等に関して訴訟が提起された場合、当社の経営成績、財政状態あるいは営業活動、社会的評価等に悪影響を及ぼす可能性があります。

13. ユニバーサルグループとの関係に関するリスク

(1) ユニバーサルグループの概要について

当社では、ユニバーサル・スタジオ・インク、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー、ユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシー、ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー、ユニバーサル・シティ・スタジオ・エルエルエルピー及びユニバーサル・スタジオ・エンタープライズ・ジャパン株式会社を「ユニバーサルグループ」と称しております。

ユニバーサル・スタジオ・インクは、メディア・エンターテインメント企業であるＮＢＣユニバーサルの出資会社であり、ＮＢＣユニバーサルは、エンターテインメント、ニュース、その他のコンテンツ等の開発、プロデュース、マーケティング等を行っております。

ユニバーサル・スタジオ・インクのテーマパーク事業部門であるユニバーサル・パークス・アンド・リゾーツは、米国カリフォルニア州のユニバーサル・スタジオ・ハリウッドとフロリダ州オーランドのユニバーサル・オーランドの経営を統括しております。当社は、ユニバーサルグループより「ユニバーサル・スタジオ・ジャパン」の運営等に関するライセンス供与を受けており、同グループの買収・合併・営業譲渡等により、当社がライセンスを受けている知的財産の利用につき影響を受ける可能性があります。

(2) ライセンス契約に関連するリスクについて

当社は、平成10年３月30日付で、ユニバーサル・スタジオ・インク（その後、同社の契約上の地位は、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピーに継承されている。以下本項において「ユニバーサル」という）及び他のユニバーサルグループ各社との間で、「ユニバーサル・スタジオ・ジャパン」の運営等に関するライセンス契約である最終契約を締結しております。同契約は、もともとテーマパーク開業前に締結されたものでありましたため、当社のテーマパークの設計から建設までの手続き、当社の経営組織体制や人事、事業展開、予算統制等に至るまで様々な制約が定められており、現在の運営実態にそぐわない部分も生じておりました。そこで、かかる制約を軽減し、また、現在の運営実態に沿ったものとするために平成18年８月10日付で最終契約を修正する「修正・書換最終契約」を締結しております。この契約の概要については「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等」をご参照下さい。同契約は、当社による「ユニバーサル・スタジオ・ジャパン」の運営の根幹となる重要なライセンス契約であり、契約内容の変更は当社の経営成績に影響を及ぼす可能性があります。

なお、同契約では、ユニバーサルまたはその関連会社の競合会社が、当社の支配権を変更しまたは当社の支配権に影響を与える目的または意図をもって、直接または間接に、当社株式または議決権の25％超を取得した場合、ユニバーサル及びユニバーサル各社は、修正・書換最終契約を解約することができます。かかる競合会社には、ザ・ウォルト・ディズニー・カンパニー、株式会社オリエンタルランド（東京ディズニーランド及び東京ディズニーシーを含む）、ニューズ・コーポレーション（20世紀・フォックスを含む）、ソニー株式会社、タイム・ワーナー・インク、CBS・コーポレーション（パラマウント・パークスを含む）、ビーコム・インク（パラマウント・ピクチャーズ及びドリームワークス・エル・エル・シーを含む）、ドリームワークス・アニメーション・エル・エル・シー、メトロ・ゴールドウィン・メイヤー・インク、シックス・フラッグス・インク、アンホイザー・ブッシュ・カンパニーズ、セダー・フェア・エル・ピー、ザ・ツサウド・グループ、パレス・エンターテインメント、メルリン・エンターテインメント・グループ（レゴランド・パークスを含む）、サムスン・エヴァーランド・カンパニー・リミテッド、ロッテグループ、横浜八景島シーパラダイス、オーシャン・パーク・コーポレーション（香港）、長島観光開発株式会社（ナガシマスパーランド）、上記のいずれかの娯楽事業（テーマパーク、アミューズメント事業等及び映画・テレビ番組等の制作、音楽・映像等にかかわる娯楽事業）の承継人、上記のいずれかの関連会社等が含まれます。なお、本条項は、濫用的な買収等に対処することを目的とするものではありませんが、上記の競合会社による買収に対しては

実質的にこれを阻止する効果を生じることとなりえます。また、同契約では、当社がテーマパークの敷地使用権の一部を喪失して、それがテーマパークの運営に重大な悪影響を与えた場合などには同契約が解約され得ることとされており、その場合、当社の事業運営に重大な悪影響を及ぼす可能性があります。

(3) 人的関係について

平成19年3月31日現在における当社の役員14名（うち監査役3名）中、ユニバーサルグループの役職員を兼任する者は1名であり、その兼任状況は以下の通りであります。

氏　名	当社での役職	ユニバーサルグループでの役職
トーマス ウィリアムス	取締役	ユニバーサル・スタジオ・インク　ユニバーサル・パークス・アンド・リゾーツ　チェアマン&CEO

なお、同氏につきましては、平成19年6月27日開催の定時株主総会をもって、取締役を退任いたしました。

(4) 取引関係について

当社は、「修正・書換最終契約（平成18年8月9日までは「最終契約」）」に基づき、ユニバーサルグループに対して当社の売上に対する一定割合のロイヤリティを支払っております。ロイヤリティは、ユニバーサルグループがライセンスをしている他のテーマパークのロイヤリティを比較検討の上決定されております。そのほか、新規施設にかかる建設費用の支払い、各種調査や法務サポート等にかかる運営費用の支払い、受入出向者に対する報酬支払い等の取引関係があり、取引金額の推移は以下の通りであります。

（単位:百万円）

会社名及び取引内容	取引金額				
	平成15年3月期	平成16年3月期	平成17年3月期	平成18年3月期	平成19年3月期
ユニバーサル・シティ・スタジオ・エルエルエルピー					
ロイヤリティの支払	5,817	5,430	5,323	5,172	5,485
法務サポート業務の支払	11	8	27	145	3
ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー					
新規施設に係る建設費用支払	5,548	3,666	—	142	385
運営費用の支払	291	215	173	68	21
出向者費用の精算	506	314	296	235	56
ユニバーサル・スタジオ・レクリエーション・ジャパン・スーパービジョン・エルエルシー					
新規施設に係る建設費用支払	208	768	—	—	—
運営費用の支払	43	90	33	—	—
出向者費用の精算	93	89	56	—	—
ユニバーサル・スタジオ・エンタープライズ・ジャパン株式会社					
出向者費用の精算	—	—	19	79	15

（注）上記数値には消費税等は含まれておりません。

14. 株主との関係に関するリスク

(1) 大阪市との関係について

「ユニバーサル・スタジオ・ジャパン」は国際集客都市を目指す大阪市の中核施設としての役割を期待され、大阪市が中心となって誘致を行いました。そのために、当社は大阪市より、事業用地の賃借、株主としての出資、アトラクション等設備投資資金の融資を受けております。大阪市は、平成19年3月31日現在、当社普通株式の発行済株式総数の9.33%（新株予約権による潜在株式数を除くベース）を保有する株主であります。

①人的関係について

平成19年3月31日現在における当社の役員14名（うち監査役3名）中、大阪市の職員を兼任する者は1名（取締役奥田剛章、大阪市港湾局長を兼任）であります。なお、同氏につきましては、平成19年3月31日をもって、大阪市港湾局長を退任し、また、平成19年6月27日開催の定時株主総会をもって、当社取締役を退任いたしました。

（単位：百万円）

会社等の名称及び取引内容	平成15年３月期		平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
大阪市										
建設資金の借入	−	10,000	3,000	13,000	3,000	16,000	−	16,000	−	16,000
利息の支払	266	−	329	−	344	344	393	−	356	−
地代の支払	712	−	712	−	712	712	712	−	950	−
株式会社大阪市開発公社										
運転資金の借入	5,000	5,000	2,000	7,000	−	7,000	−	7,000	−	7,000
利息の支払	34	−	101	34	141	176	135	−	139	−

（注）１．上記の取引金額に消費税等は含まれておらず、期末残高には消費税等が含まれております。

２．株式会社大阪市開発公社は大阪市がその81.8％の株式を保有する会社であります。

(2) ゴールドマン・サックス・グループとの関係について

ゴールドマン・サックス系投資会社の有限会社クレインホールディングスは、平成19年３月31日現在、当社普通株式の発行済株式総数の41.48％（新株予約権による潜在株式数を除くベース）を保有する筆頭株主であります。同社は当社の株主総会における40％を超える議決権を有することから、同社の当社に対する経営方針の変更は、当社の経営に重大な影響をもたらす可能性があります。

①人的関係について

平成19年３月31日現在における当社の役員14名（うち監査役３名）中、ゴールドマン・サックス証券株式会社の職員を兼任する者は２名（取締役アンクル サフ、ゴールドマン・サックス証券株式会社プリンシパル・インベストメント・エリア　マネージング・ディレクターを兼任、取締役西脇順也、ゴールドマン・サックス証券株式会社投資銀行部門アドバイザリー・グループ　マネージング・ディレクターを兼任）であります。なお、西脇順也氏につきましては、平成19年６月27日開催の定時株主総会をもって退任し、新たに加笠研一郎氏（ゴールドマン・サックス証券株式会社　プリンシパル・インベストメント・エリア　バイス・プレジデントを兼任）が選任されました。

②ゴールドマン・サックス・グループとの取引関係について

ゴールドマン・サックス・グループとの取引は以下のとおりです。

（単位：百万円）

会社等の名称及び取引内容	平成15年３月期		平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
有限会社クレインホールディングス										
増資の引受	−	−	−	−	−	−	20,000	−	−	−
ゴールドマン・サックス証券株式会社（※）										
資金の借入	−	−	−	−	−	−	−	−	14,000	−
リファイナンス関連費用の支払	−	−	−	−	16	5	418	−	177	−
利息の支払	−	−	−	−	−	−	−	−	82	−
ゴールドマン・サックス・クレディット・パートナーズ										
資金の借入	−	−	−	−	−	−	2,975	−	−	−
利息の支払	−	−	−	−	−	−	11	−	−	−

（注）上記の取引金額に消費税等は含まれておりません。

（※）平成18年10月において、ゴールドマン・サックス証券会社が事業の譲渡を行って設立されました。

(3) 日本政策投資銀行との関係について

日本政策投資銀行は、平成19年３月31日現在、系列の投資事業組合であるＤＢＪ事業価値創造投資事業組合を通じて当社普通株式の発行済株式総数の10.37%（新株予約権による潜在株式数を除くベース）を保有しております。

なお、平成19年３月31日現在における当社の役員14名（うち監査役３名）中、日本政策投資銀行の職員を兼任する者は１名（取締役高橋一浩、日本政策投資銀行金融企画部長を兼任）であり、日本政策投資銀行との取引は以下のとおりです。

（単位：百万円）

会社等の名称及び取引内容	平成15年３月期		平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
日本政策投資銀行										
資金の借入	－	40,950	－	37,930	－	34,590	－	27,440	－	16,200
リファイナンス関連費用の支払	－	－	－	－	－	－	1,090	－	167	－
利息の支払	1,020	455	936	418	846	375	650	253	494	152
ＤＢＪ事業価値創造投資事業組合										
増資の引受	－	－	－	－	－	－	4,999	－	－	－

（注）上記の取引金額に消費税等は含まれておらず、期末残高には消費税等が含まれております。

(4) 既存株主による株式の売却について

大阪市、有限会社クレインホールディングス、ＤＢＪ事業価値創造投資事業組合及びその他の大株主が保有する株式を売却した場合は、当社株式の市場価格に影響を及ぼす可能性があります。

15. 顧客の個人情報の流出に関するリスク

当社は、年間パスの販売、ファンクラブの会員制度等に関連して、顧客の個人情報を保有し管理しております。かかる顧客の個人情報の管理において、当社は、アクセス管理、セキュリティシステムの改善を図り、個人情報の保護に注力しております。また、内部管理体制、社内規程等の整備、社員教育の実施、内部管理体制の強化にも留意しております。しかしながら、かかる対策にもかかわらず、顧客の個人情報が流出する可能性があり、そのような場合には、損害賠償責任を追及されるリスクがあるのみならず、当社に関するネガティブな報道等により当社に対する評価が低下し、当社の事業に重大な悪影響を及ぼす可能性があります。

16. ストック・オプションにより株式価値が希薄化するリスク

当社は、役員に対するインセンティブ報酬支給及び業績向上に向けた全従業員の意欲や士気を高める等の観点から、取締役及び従業員向けストック・オプションプランを導入しております。当該新株予約権が行使された場合、当社の株式価値の希薄化や需給バランスへの影響をもたらし、当社の株価形成に影響を与える可能性があります。

17. 配当に関する制約について

当社は、株主利益を重視し安定的な利益還元を行うことを基本方針とする一方、長期的な株主価値を向上していくため、設備投資及び経営体質の強化のために必要な内部留保を勘案しながら、各事業年度の業績状況や今後の事業展開に対応した配当を行ってまいりたいと考えております。

当社の剰余金の配当は中間配当及び期末配当の年２回を基本的な方針としており、会社法第459条第１項の規定に基づき、取締役会の決議によって剰余金の配当等を行うことができる旨を定款に定めております。

また、協調融資貸出契約において、以下の条件を満たさない配当金の支払い等に対して、制約が設けられております。なお、以下の条件については、原則として配当等について決議を行う株主総会の招集について決定する取締役会の開催日において充足していることを要します。

- プロジェクト・キャッシュ・フロー振替規程に基づき、借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること
- 期限の利益喪失事由または期限の利益の喪失可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと

5【経営上の重要な契約等】

(1) ライセンス契約

当社は、（ユニバーサル・スタジオ・インクの権利義務の承継人としての）ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー及びその関係会社から重要なライセンスを受けており、それらに関する契約の主たるものは次のとおりです。この他、当社は、ユナイテッド・フィーチュア・シンジケート・インク（ピーナッツキャラクター）、セサミ・ワークショップ（セサミストリートキャラクター）等からもビベンディ・ユニバーサル・エンターテインメント・エルエルピー及びその関係会社を通じてキャラクター等に関するライセンスを受けております。

①テーマパーク「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営関係

契約名称	修正・書換最終契約
相手方（米国）	（ユニバーサル・スタジオ・インクの権利義務の承継人としての）ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー（以下「ユニバーサル」という）、ユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシー、ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー及びユニバーサル・シティ・スタジオ・エルエルエルピー（以下「ユニバーサル当事者」と総称する）
契約締結日	平成18年８月10日（原契約の締結日は平成10年３月30日）
契約期間	平成10年３月30日から平成33年３月31日まで(原契約に基づく期間を含みます。)。以降、当社が期間満了の２年前までに通知をすることにより５年毎の更新が可能。但し、以下の場合には、ユニバーサル当事者は、契約期間中であっても、本契約を終了できることとされている。 （ア）テーマパーク事業やコンテンツ事業を営む、ユニバーサルまたはその関連会社の競合会社が、当社の支配権を変更しまたは影響を与える目的または意図をもって、直接または間接に、25%を超える当社株式または議決権を取得した場合。かかる競合会社には、ザ・ウォルト・ディズニー・カンパニー、株式会社オリエンタルランド（東京ディズニーランド及び東京ディズニーシーを含む）、ニューズ・コーポレーション（20世紀・フォックスを含む）、ソニー株式会社、タイム・ワーナー・インク、ＣＢＳ・コーポレーション（パラマウント・パークスを含む）、ビーコム・インク（パラマウント・ピクチャーズ及びドリームワークス・エル・エル・シーを含む）、ドリームワークス・アニメーション・エル・エル・シー、メトロ・ゴールドウィン・メイヤー・インク、シックス・フラッグス・インク、アンホイザー・ブッシュ・カンパニーズ、セダー・フェア・エル・ピー、ザ・ツサウド・グループ、パレス・エンターテインメント、メルリン・エンターテインメント・グループ（レゴランド・パークスを含む）、サムスン・エヴァーランド・カンパニー・リミテッド、ロッテグループ、横浜八景島シーパラダイス、オーシャン・パーク・コーポレーション（香港）、長島観光開発株式会社（ナガシマスパーランド）、上記のいずれかの娯楽事業（テーマパーク、アミューズメント事業等及び映画・テレビ番組等の制作、音楽・映像等にかかわる娯楽事業）の承継人、上記のいずれかの関連会社等が含まれる。 （イ）当社がテーマパークの敷地の一部を使用する権利を喪失し、それによりユニバーサル・スタジオ・ジャパンの運営に大きな悪影響がある場合 （ウ）テーマパークまたはその主要アトラクションが一定期間以上閉鎖された場合 （エ）当社が修正・書換最終契約に違反した場合等
主な内容	・当社のテーマパークである「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関連する商号、マーク、キャラクター等の知的財産に関する非独占的ライセンスの供与 ・ロイヤリティ （ア）基本ロイヤリティ 総営業収入の7.5% 上記（ア）に加え、次の（イ）～（エ）を支払う。 （イ）ユニバーサル保有の知的財産権を使用した商品 食品：卸売価格の４%、物販品：卸売価格の８% （ウ）「ユニバーサル・スタジオ・ジャパン」の名称またはマークを使用した商品 食品：卸売価格の２%、物販品：卸売価格の５%（一部４%）

	食品：当該第三者の権利に関連する費用及び卸売価格の２％ 物販品：以下の①及び②のうちいずれか大きい方 ①当該第三者の権利に関連する費用及び卸売価格の３％、及び②卸売価格の10%から当該第三者の権利に関連する費用等を差し引いた額か卸売価格の５％かのいずれか小さい方 ・当社の経営ないし活動、テーマパークの運営等に関する特約 修正・書換最終契約では、当社のテーマパークの運営に関わる重要な役職に関する人事または予算等、当社のテーマパークの設計、建設、運営等に関して、一定程度ユニバーサルが関与することが定められている。また、当社による以下のテーマパーク（映画を用いているもの及びそれ以外のものを含む）の経営等への関与が禁止されている。 （ア）契約期間中、日本国外において、映画またはテレビ番組を主なモチーフにしたテーマパークの経営等に関与すること。 （イ）ユニバーサル・スタジオ・ジャパンの一般公開（平成13年３月31日）後10年間、日本国外において、(ア)以外のテーマパークの経営等に関与すること。 （ウ）ユニバーサル・スタジオ・ジャパンの一般公開後10年間経過後、日本国外において、ユニバーサルの他のテーマパークが所在するのと同じ大都市圏内またはかかるテーマパークの所在地から200km以内に存在する(ア)以外のテーマパークの経営等に関与すること。 （エ）契約期間中、日本国内において、関西地方、中部地方及び中国地方に所在するいずれかのテーマパークの経営等に関与すること（但し、「ユニバーサル・スタジオ・ジャパン」に隣接する第２テーマパークの建設及び運営については、ユニバーサルと合意の上、行うことができる）。 （オ）契約終了後３年間は日本国外において映画またはテレビ番組を主なモチーフにしたテーマパークの経営等に関与すること（但し、契約終了がユニバーサル当事者の責に帰すべき場合及び一定の不可抗力事由によって１年以上ユニバーサル・スタジオ・ジャパンまたは主要なアトラクションが閉鎖された場合であって、当該期間内に当社とユニバーサル当事者との間で再開についての協議が整わない場合を除く）。

②「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域「ユニバーサル・シティウォーク大阪」の運営関係

契約名称	シティウォークライセンス契約
相手方 （米国）	ユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピー
契約締結日	平成14年６月５日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域である「ユニバーサル・シティウォーク大阪」の運営に関連する商号、マーク、キャラクター等の知的財産に関するライセンスの供与 ・ロイヤリティ 下記の敷地内ホテルライセンス契約及び敷地外ホテルライセンス契約に係るロイヤリティと併せて、各「契約年度」（毎年４月１日から翌年３月31日までの１年間をいう。）あたりのロイヤリティは以下のとおりとなる。 （ア）平成13年４月１日から平成15年３月31日まで　100万米ドル （イ）平成15年４月１日から平成16年３月31日まで　150万米ドル （ウ）平成16年４月１日から平成19年３月31日まで　200万米ドル （エ）平成19年４月１日から平成23年３月31日まで　175万米ドル なお、当社がサブライセンスにより得る「契約年度」あたりのロイヤリティが一定の額を超えた場合には、上記に加えて所定の額のロイヤリティの支払いを行う。

③「ユニバーサル・スタジオ・ジャパン」周辺の特定の再開発地域内に所在する提携ホテルの運営関係

契約名称	敷地内ホテルライセンス契約
相手方 （米国）	ユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピー
契約締結日	平成15年３月20日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・当社のテーマパーク周辺の特定の再開発地域内に所在する当社の提携ホテル（ホテル近鉄ユニバーサル・シティ、ホテル京阪ユニバーサル・シティ及びホテル・ユニバーサルポート）の運営に関連する商号、マーク、キャラクター等に関するライセンスの供与

④「ユニバーサル・スタジオ・ジャパン」周辺の特定の再開発地域外に所在する提携ホテルの運営関係

契約名称	敷地外ホテルライセンス契約
相手方 （米国）	ユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピー
契約締結日	平成15年３月20日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・当社のテーマパーク周辺の特定の再開発地域外に所在する当社の提携ホテル（ハイアット・リージェンシー・オーサカ、ホテルシーガルてんぽーざん大阪、ホテル阪急インターナショナル、リーガロイヤルホテル（大阪）、ホテルグランヴィア大阪、神戸ベイシェラトンホテル&タワーズ、神戸ポートピアホテル及びラマダホテル大阪）の運営に関連する商号、マーク、キャラクター等に関するライセンスの供与

(2) マネジメントサービス契約

当社は、グレン ガンペル及び丸山義和との間でその取締役就任に際し大要以下の内容の契約を締結しております。

①代表取締役社長　グレン ガンペル

契約名称	第二次修正・書換マネジメントサービス契約
相手方	グレン ガンペル
契約締結日	平成18年11月10日（原契約の締結日は平成16年６月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年６月28日）
契約期間	平成18年６月28日から平成21年６月30日
主な内容	・同氏が、原則として、平成20年６月まで当社の代表取締役社長を務めることを予定。また、場合により、その後平成21年６月まで当社の非常勤の取締役会長を務めることを予定。 ・同氏が上記役職に就いた場合、同氏に対して、状況に応じて以下の報酬を支払う。 （ア）固定額の基本報酬 （イ）業績連動型報酬としての一定の額（なお、同報酬として531百万円を、平成18年11月15日に支払済み） （ウ）純利益報酬（純利益の達成状況に応じて支払われる一定額の報酬） （エ）ＥＢＩＴＤＡ報酬（目標ＥＢＩＴＤＡの達成状況に応じた報酬） （オ）ストック・オプション （カ）その他（住居費、旅費等の海外赴任手当、福利厚生費等）

②取締役　丸山 義和

契約名称	第二次修正・書換マネジメントサービス契約
相手方	丸山　義和
契約締結日	平成18年11月10日（原契約の締結日は平成16年６月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年６月28日）
契約期間	平成18年６月28日から平成20年12月31日
主な内容	・同氏が、原則として、平成20年12月まで当社の社長室長を務め、平成20年６月までは当社の取締役を務めることを予定。 ・同氏に対して、状況に応じて以下の報酬を支払う。 （ア）固定額の基本報酬 （イ）業績連動型報酬としての一定の金額（なお、同報酬として32百万円を、平成18年11月15日に支払済み） （ウ）ＥＢＩＴＤＡ報酬（目標ＥＢＩＴＤＡの達成状況に応じた報酬） （エ）ストック・オプション （オ）その他（住居費、旅費等の海外赴任手当、福利厚生費等）

(3) 敷地に関する賃貸借契約

当社は、当社のテーマパークである「ユニバーサル・スタジオ・ジャパン」の敷地（大阪市此花区桜島）を以下の各契約に基づき賃借しております。

相手方	契約内容
日立造船株式会社	・契約名称：事業用借地権設定契約 ・契約締結日：平成13年３月10日 ・契約期間：平成13年３月31日から20年間 ・賃借面積：48,530㎡
住友商事株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：31,100㎡
	・契約名称：事業用借地権設定契約 ・契約締結日：平成13年３月10日 ・契約期間：平成13年３月31日から20年間 ・賃借面積：19,352㎡
住友金属工業株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：89,490㎡

相手方	契約内容
西日本旅客鉄道株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：23,707㎡
株式会社ガスアンドパワーインベストメント	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：101,139㎡
日新製鋼株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：22,716㎡
大阪市	・契約名称：市有地賃貸借契約（一般定期借地権設定契約） ・契約締結日：平成11年4月１日 ・契約期間：平成11年4月１日から50年間 ・賃借面積：16,786㎡
大阪市	・契約名称：市有地賃貸借契約（事業用借地権設定契約） ・契約締結日：平成19年５月31日 ・契約期間：平成19年６月１日から20年間 ・賃借面積：187,261㎡

(4) 協調融資貸出契約等

当社の長期借入金の多くは、以下の協調融資により調達されたものとなっております。下記のうち、タームローンについては、平成18年８月18日にその全額が実行されておりますが、市中銀行貸出Ｃ及び政投銀貸出Ｃは平成19年３月28日にその全額が任意期限前弁済されております。また、リボルビングローンに関しては、平成19年３月31日現在において、その全額が未使用となっております。なお、この他当社は、大阪市及び株式会社大阪市開発公社から、最終返済期限を平成26年５月25日の一括返済とする借入をそれぞれ160億円及び70億円行っております。

相手方	契約内容
株式会社三井住友銀行、日本政策投資銀行、ゴールドマン・サックス証券株式会社、野村キャピタル・インベストメント株式会社（注）	・契約名称 協調融資貸出契約 ・契約締結日　平成18年８月10日 ・融資額 タームローン49,400百万円（以下「タームローン」という）及びコミットメントライン5,000百万円（貸出極度額）（以下「リボルビングローン」という）。 タームローンは、市中銀行貸出Ａ（23,200百万円）、政投銀貸出Ａ（8,200百万円）、政投銀貸出Ｂ（8,000百万円）、市中銀行貸出Ｃ（7,400百万円）及び政投銀貸出Ｃ（2,600百万円）からなり、リボルビングローンは市中銀行貸出Ｄからなります。なお、政投銀貸出とは日本政策投資銀行による貸出を指し、市中銀行貸出とは日本政策投資銀行以外の金融機関の貸出を指します。 ・期限 （ア）タームローン タームローンの期限は以下のとおりです。 市中銀行貸出Ａ及び政投銀貸出Ａ 最終返済期限を平成24年８月15日とし、平成19年４月16日から６か月毎（４月及び10月の15日）に一定額を返済する。 政投銀貸出Ｂ 最終返済期限を平成26年４月15日とし、平成23年10月15日から６か月毎（４月及び10月の15日）に一定額を返済する。 市中銀行貸出Ｃ及び政投銀貸出Ｃ 最終返済期限である平成24年８月15日の一括返済。但し、平成19年４月15日までに返済がなされない場合、金利水準が６か月毎に引き上げられ、また一定の追加費用の支払が必要とされます。また、当該部分については、平成20年７月以降、一事業年度あたり20億円を上限として、一定の算式に基づき計算される金額を強制的に期限前弁済しなければならないものとされています。 （イ）リボルビングローン（市中銀行貸出Ｄ） 契約の最終期限を平成24年８月15日とし、その１か月前まで借入が可能。個別の借入の期間は１～６か月。コミットメントフィーとして、未使用部分に対し年率0.5%が借入可能期間にわたり賦課されます。 ・金利 政投銀貸出Ｂについては固定金利貸付となっております。それ以外につきましては、日本円ＴＩＢＯＲに一定のマージンを加えたものとされています。かかるマージンは、市中銀行貸出Ａ及び政投銀貸出Ａ並びにリボルビングローンにつきましては、協調融資貸出契約の規定に従い一定の財務指標に基づき変動するものとされ、また、市中銀行貸出Ｃ及び政投銀貸出Ｃについては、平成19年４月15日までに返済がなされない場合、上記のとおり６か月毎にマージンが引き上げられます。 ・担保 当社は、上記の修正・書換最終契約上の権利を含む当社の主要な資産を協調融資貸出契約に基づく借入の担保として差し入れております。

相手方	契約内容
	・その他の特約 協調融資貸出契約では、当社に対して様々な業務上及び財務上の制約並びに配当制限が付されております。かかる業務上の制約には、一定の財務上の基準を充たさない場合の追加的な借入債務(ファイナンス・リースを含む)の負担、担保権の設定、合併その他の買収取引、一定の組織再編行為、減資、自己株式取得、一定の財務上の基準を超える設備投資及び投融資の実施に対する制限または禁止が含まれています。また、財務上の制限として当社は、一定の算式に基づき計算される借入金債務の割合や元利金の返済に関する割合につき、協調融資貸出契約に規定する一定水準を維持するよう義務付けられています。「第一部　企業情報　第5　経理の状況　財務諸表等　(1) 財務諸表　注記事項 (貸借対照表関係) 4. 配当制限」を併せてご参照下さい。

(注)　契約の相手方である貸出金融機関につきましては、金融機関による債権の譲渡により変動する可能性があります。平成19年3月31日現在における貸出金融機関は、次のとおりであります。

株式会社三井住友銀行
日本政策投資銀行
野村キャピタル・インベストメント株式会社
住友信託銀行株式会社
株式会社あおぞら銀行
中央三井信託銀行株式会社
カリヨン
株式会社関西アーバン銀行
株式会社三重銀行
三井住友海上火災保険株式会社
大和生命保険株式会社

6【研究開発活動】

該当事項はありません。

当社に関する財政状態及び経営成績の分析にかかる以下の記載内容は、原則として当社の財務諸表に基づいて分析したものであります。なお、文中の将来に関する記載事項は、本書提出日現在において当社が判断したものであります。これらの将来に関する記載事項には不確実性が内在しており、「第一部　企業情報　第2　事業の状況　4　事業等のリスク」等に記載された内容を含む様々な要因により、実際の結果と異なる可能性があります。

(1)財政状態の分析

当事業年度においても財務基盤の一層の充実を図るため、協調融資貸出契約のリファイナンスを実施して長期借入金の圧縮を行なうとともに、テーマパークの魅力の維持向上の為に新規アトラクションを導入し、公募新株の発行による資金調達も行いました。

①流動資産

当事業年度末の資産の部合計は129,937百万円（前期比12,896百万円減）となりました。

流動資産は、協調融資貸出契約のリファイナンスによる長期借入金の返済等に伴い現金及び預金が5,211百万円減少したことなどにより、前期比5,315百万円減の26,594百万円となりました。

②固定資産

固定資産は、新規エリア「ランド・オブ・オズ」や新規アトラクション「ハリウッド・ドリーム・ザ・ライド」の導入により増加しましたが、テーマパーク各施設の減価償却が進んだことなどにより前期比7,571百万円減の103,332百万円となりました。

③流動負債

当事業年度末の負債の部合計は、86,941百万円（前期比27,217百万円減）となりました。

流動負債は、リファイナンスを実施したことにより1年以内返済予定の長期借入金が4,400百万円減少したことなどにより、前期比5,761百万円減の25,656百万円となりました。

④固定負債

固定負債は、協調融資貸出契約のリファイナンスにより長期借入金が20,800百万円減少したことなどにより前期比21,455百万円減の61,285百万円となりました。

⑤資本

当事業年度末の純資産の部合計は、42,995百万円（前期比14,320百万円増）となりました。

平成18年9月の臨時株主総会において資本金の額及び資本準備金の額の減少決議を行い、資本金を26,825百万円、資本準備金を12,500百万円それぞれ減少させ繰越利益剰余金△36,325百万円を一掃するとともにその他資本剰余金に3,000百万円を計上しました。また、平成19年3月15日を払込期日とする公募増資の実施や新株予約権の行使により、資本金及び資本準備金は10,527百万円増加いたしました。さらに当期純利益を計上したことにより利益剰余金は3,793百万円となりました。

(2)経営成績の分析

当社の事業ビジョンは『ゲストの期待を上回る「感動とサービス」を提供することにより、エンターテインメント＆レジャー業界におけるアジアのリーディングカンパニーを目指す。』ことであります。このビジョンの実現に向けて、パーク内外での綿密な市場調査を通じて、ゲストニーズの追求と施策の検証を継続的に行い、次期アトラクションやイベント企画への反映、パーク内で提供するサービスの向上に努力しております。そして「ワールドクラスのファミリー・エンターテインメント」というブランド・ポジショニングに基づいて、女性層およびファミリー層を主要ターゲットとしたマーケティング戦略を展開しており、特に当事業年度においては、年間テーマを「物語は、ここで生まれ変わる。」と設定し、テーマパーク開業5周年を前面に打ち出し、主要ターゲット層のニーズに合致した新規アトラクション導入やシーズナル・イベントの強化などの集客施策を実施いたしました。更にマーケティング・営業施策として関西周辺圏における広告宣伝・営業活動を強化し、海外からの入場者につきましても現地スタッフによる営業活動等による集客プランを実施いたしました。また、当事業年度は記録的な暖冬となりましたが、これも入場者が増加した原因の一つであります。

①売上高

上記の様な戦略や施策等の結果、当事業年度の入場者数は869万8千人（前期比4.6%増）を記録し、平成18年7月に実施したテーマパーク入場料の値上げやアトラクション優先入場券の販売好調等により、当事業年度の売上高は72,062百万円（前期比5.6%増）となりました。また、テーマパーク入場者一人当たりの売上高は7,641円（前期比2.3%増）となりました。

②営業利益

当事業年度におきましても事業効率のさらなる向上に取り組むため、施設の保守・管理業務の効率化や商品の保管・物流業務の契約条件の見直し等など外部業務委託費の削減をはじめ「より低コストなオペレーション」の実現に向けてさまざまな施策に積極的に取り組みました。更にショーセットなどの固定資産の耐用年数経過によ

る減価償却費の減少等もあり、売上原価は55,151百万円（前期比2.0%減）、販売費及び一般管理費でも9,627百万円（前期比8.0%減）となり、ともに減少いたしました。以上の結果、営業利益は7,283百万円（前期比387.4%増）となりました。

③経常利益

営業外収益ではデリバティブ評価益の計上などにより818百万円（前期比19.8%増）となりました。営業外費用では、リファイナンス実施に伴い支払利息が前期と比較して337百万円減少して2,302百万円となりましたが、平成19年３月に実施した公募新株発行時の増資関連費用331百万円や新規上場に伴う株式公開関連費用116百万円を計上したことなどにより、2,828百万円（前期比2.5%増）となりました。以上の結果、経常利益は5,273百万円（前期は経常損失582百万円）となりました。

④当期純利益

特別損失では、前事業年度に引き続き財務基盤の一層の強化を図るため、協調融資貸出契約のリファイナンスによる長期借入金の圧縮に伴うリファイナンス関連費用653百万円を計上しておりますが、前期に比較して2,042百万円減少いたしました。また、新規エリア「ランド・オブ・オズ」の工事に伴い発生した旧ウエスタンエリアなどの固定資産除却損819百万円等を計上したことにより、特別損失合計は1,473百万円（前期比63.6%減）となりました。

以上の結果、当期純利益は3,793百万円（前期は当期純損失4,634百万円）となりました。当社において、通期で当期純利益を計上したのはテーマパーク開業以来初めてのことであり、マーケティング戦略の転換やコスト構造の改善など諸施策の成功が大きく反映した結果であります。

1 【設備投資等の概要】

当事業年度においてもテーマパークの魅力を維持向上させるため、新規ショー・アトラクションの制作を中心に7,049百万円の設備投資を行いました。この結果、新規エリア「ランド・オブ・オズ」への投資額は1,038百万円、平成19年３月に完成した新規アトラクション「ハリウッド・ドリーム・ザ・ライド」の投資額は5,241百万円となっております。なお、「ハリウッド・ドリーム・ザ・ライド」の投資金額の一部は公募新株の発行によって調達した資金の一部を充当しております。また、当事業年度における重要な設備の除却、売却等はありません。

2 【主要な設備の状況】

当社における主要な設備は、以下のとおりであります。

平成19年３月31日現在

事業所名 (所在地)	設備の内容	帳簿価額					従業員数 (人)
		建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積㎡)	その他 (百万円)	合計 (百万円)	
ユニバーサル・スタジオ・ジャパン (大阪市此花区)	テーマパーク及び事務所	72,271	23,712	－ (540,081)	4,534	100,518	543 (2,410)

(注) 1．帳簿価額のうち「その他」は、船舶及び工具、器具及び備品であり、建設仮勘定は含んでおりません。
なお、金額には消費税等は含まれておりません。
2．土地は全て賃借しており、平成19年３月期の賃借料は2,978百万円であります。
3．従業員数の（ ）は平均臨時雇用者数を外書しております。

3 【設備の新設、除却等の計画】

該当事項はありません。

1【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	2,815,000
Ａ種優先株式　　　　　（注）１、２	185,000
計	3,000,000

（注）１．Ａ種優先株式の内容は大要次の通りであります。

(1) Ａ種優先株式への剰余金の配当

当会社が株主総会の決議により、毎事業年度末日の株主名簿に記載または記録された株主または登録株式質権者に対し、金銭による剰余金の配当を行うときは、当該事業年度末日の株主名簿に記載または記録された全てのＡ種優先株式を有する株主（以下「Ａ種優先株主」という。）またはＡ種優先株式の登録株式質権者（以下「Ａ種優先登録株式質権者」という。）に対して、Ａ種優先株式が、当該事業年度末日において(5)に定める転換価額を用いて(4)②により転換された場合に発行される数の普通株式とみなした上で、普通株式を有する株主（以下「普通株主」という。）または普通株式の登録株式質権者（以下「普通登録株式質権者」という。）に対するのと同様に配当を行う。また、当会社が取締役会の決議により毎年９月30日の株主名簿に記載または記録された株主または登録株式質権者に対し、金銭による剰余金の配当を行うときは、当該事業年度の９月30日の株主名簿に記載または記録されたＡ種優先株主またはＡ種優先登録株式質権者に対して、Ａ種優先株式が、当該事業年度の９月30日において(5)に定める転換価額を用いて(4)②により転換された場合に発行される数の普通株式とみなした上で、普通株主または普通登録株式質権者に対するのと同様に配当を行う。

(2) Ａ種優先株式への残余財産分配

当会社が清算に際し残余財産を分配するときは、当会社は、全ての普通株主または普通登録株式質権者に対する分配に先立ち、Ａ種優先株主またはＡ種優先登録株式質権者に対し、その有するＡ種優先株式一株当たり45,000円を支払う。

(3) 株式併合及び株式分割

当会社は、Ａ種優先株式については、株式の併合または分割を行わない。

(4) 取得請求権

① Ａ種優先株主は、いつでも、その有するＡ種優先株式を、(5)に定める転換価額をもって、当会社が取得し、それと引換えに当会社の普通株式を交付すること（以下「転換」という。）を請求できる。

② 前項の請求に基づき交付される普通株式の数は、当該請求に係るＡ種優先株式の数に一株当たり45,000円を乗じ、これにより得られる数値を転換価額で除すことにより計算する。但し、一株に満たない端数は切り捨てる。

③ Ａ種優先株主は、Ａ種優先株式の発行日から７年目の日以後いつでも、当会社に対し、その保有するＡ種優先株式を一株当たり45,000円の取得価額で取得するよう請求できる。

(5) 転換価額

① Ａ種優先株式の当初の転換価額は一株当たり22,500円とする。

② Ａ種優先株式の発行後、当会社が、

(ア) (a)その時点での転換価額を下回る一株当たりの発行価額で普通株式を発行する場合（但し(i)当会社の発行する転換または交換可能な証券の転換または交換による発行、(ii)当会社により授与、付与または発行されたいかなる権利または新株予約権の行使による発行、(iii)当会社に合併される会社の株主に対し合併時にする発行または会社法第767条等による株式交換により100%子会社になる会社の株主に対する発行で、それらの者のかかる合併または株式交換の直前におけるそれらの会社の株式の保有割合によりなされるもの、(iv)会社法第757条等による吸収分割により、その事業を当会社に分割譲渡する会社に対するまたはかかる会社の株主に対する発行、並びに(v)会社法に基づく法定の募集新株の割当を受ける権利に従った、普通株式及びＡ種優先株式のそれぞれの株主による当該権利の行使による発行を除く。）または(b)その時点での転換価額を下回る価額での普通株式への転換若しくは募集株式の割当を受ける権利を保有者に与える証券を発行する場合、転換価額は(5)③(ア)に定める調整式により調整される。

(イ)普通株式の分割を行う場合、転換価額は(5)③(イ)に定める調整式により調整される。

(ウ)上記(ア)及び(イ)において言及された場合のほか、合併、減資、会社分割または普通株式の併合を行う場合であって、当会社取締役会が、当該事項発生後の完全希薄化ベースでのＡ種優先株主の普通株式に対する保有割合を維持するために転換価額の調整が必要と判断する場合、当会社取締役会がかかる目的を達成するのに必要と判断する調整を行う。

③　(ア)(5)②(ア)に従った転換価額の調整に使用する調整式は以下のとおりとする。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新規発行普通株式数} \times \text{一株当たり発行価額}}{\text{調整前転換価額}}}{\text{既発行普通株式数} + \text{新規発行普通株式数}}$$

(イ)(5)②(イ)に従った転換価額の調整に使用する調整式は以下のとおりとする。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数}}{\text{既発行普通株式数} + \text{新規発行普通株式数}}$$

(ウ)上記調整式において、「調整前転換価額」は調整された転換価額が有効となる日の直前の日における転換価額を意味する。

④　調整後転換価額は以下に掲げる日において有効となる。

(ア)当会社がその時点での転換価額を下回る一株当たりの発行価額で普通株式を発行する場合、調整後転換価額はかかる普通株式への払込期日の翌日から、またはかかる普通株式が当会社の株主に対して発行される場合には、調整後転換価額はかかる申込日の翌日から、有効となる。

(イ)普通株式が株式分割により発行される場合、調整後転換価額はかかる株式分割による普通株式の割当のための基準日の翌日から有効となる。但し、剰余金の額を減少して資本金を増額することによって株式分割の方法により普通株式を発行する場合で、当該剰余金の額を減少して資本金を増額することについて決議をする株主総会の終結の日以前の日を普通株式の割当の基準日とする場合には、調整後転換価額は剰余金の額を減少して資本金を増額することについて決議をする株主総会の終結の日の翌日から有効となる。

(ウ)当会社が、その時点での転換価額を下回る価額での普通株式への転換若しくは普通株式の引受の権利を保有者に与える証券を発行する場合、調整後転換価額はかかる証券の発行日の翌日から、またはかかる証券が当会社の株主に対して発行される場合には、調整後転換価額はかかる申込日の翌日から、有効となる。

(6) Ａ種優先株主の議決権

Ａ種優先株主は、Ａ種優先株式については、株主総会における議決権を有しない。

2．平成18年11月15日に発行済Ａ種優先株式185,000株につきなされた当社普通株式を対価とする取得請求権の行使に伴い当社が取得したＡ種優先株式（自己株式）185,000株の全部を、平成18年12月14日に消却したことにより、発行済Ａ種優先株式はゼロとなっております。

3．平成19年６月27日の定時株主総会において、定款の一部変更が行われ、普通株式の発行可能株式総数は同日より185,000株増加し3,000,000株となり、Ａ種優先株式の発行可能株式総数は同日より185,000株減少しゼロとなっております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成19年３月31日）	提出日現在発行数（株）（平成19年６月28日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	2,143,161	2,158,387	東京証券取引所（マザーズ）	
計	2,143,161	2,158,387	－	－

（注）「提出日現在発行数」欄には、平成19年６月１日からこの有価証券報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

(2)【新株予約権等の状況】

会社法第236条、第238条及び第239条の規定に基づき発行した新株予約権は、次のとおりであります。

①平成18年６月28日定時株主総会決議及び平成18年６月28日取締役会決議

区分	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	57,033	43,033
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	57,033（注）１	43,033（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年６月28日から 平成28年６月28日まで	平成18年６月28日から 平成28年６月28日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	（注）６	（注）６

（注）１．平成18年６月28日開催の株主総会における決議の日(以下「決議日」という)後、当社が当社の普通株式の株式分割(当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ)または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

２．決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$調整後行使価額 = 調整前行使価額 \times \frac{1}{分割または併合の比率}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{行使価額}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

3．新株予約権の行使の条件は、次のとおりとなっております。

(1)原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち3分の1ずつが権利行使可能となる。
(2)当初付与された新株予約権57,033個のうち45,026個については、平成19年12月31日より前に当社の株式公開が完了した場合には、当該株式公開の完了の時点で新株予約権の総数の50%が権利行使可能となる。
その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。

4．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
(1)新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生ずる1円未満の端数は切り上げるものとします。
(2)新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。

5．新株予約権の取得の事由及び条件
(1)新株予約権者が、その有する新株予約権の全部または一部を放棄した場合、当社は、当該放棄に係る新株予約権を無償で取得することができるものとします。
(2)その他の取得事由及び取得条件については、当社取締役会の決議に基づき当社と新株予約権者との間で締結する「新株予約権割当契約書」に定めるところによるものとします。

6．新株予約権の交付
当社が、合併(当社が合併により消滅する場合に限る)、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下「組織再編行為」という）をする場合において、組織再編行為の効力発生の時点において残存する新株予約権（以下「残存新株予約権」という）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下「再編対象会社」という）の新株予約権を以下の条件に基づきそれぞれ交付することとします。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとします。但し、以下の条件に沿って再編対象会社は新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとします。
(1)交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付するものとします。
(2)新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とします。
(3)新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記「新株予約権の目的となる株式の数（株）」に準じて決定するものとします。
(4)新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、上記の「新株予約権行使時の払込金額」で定められる行使価額を組織再編行為の条件等を勘案の上調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とするものとします。
(5)新株予約権を行使することができる期間
組織再編行為の効力発生日から、上記の「新株予約権の行使期間」に定める新株予約権を行使することができる期間の満了日までとします。
(6)新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記4．に準じて決定するものとします。
(7)譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要するものとします。
(8)新株予約権の取得条項
上記5．に準じて決定するものとします。

7．端数の取扱い
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとします。

②平成18年６月28日定時株主総会決議及び平成18年７月14日取締役会決議

区分	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	25,913	24,687
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	25,299（注）１	24,687（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年７月18日から 平成28年７月18日まで （注）４	平成18年７月18日から 平成28年７月18日まで （注）４
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

（注）１．平成18年６月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割(当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ)または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

２．決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

3．新株予約権の行使の条件は、次のとおりとなっております。

(1)新株予約権者は、行使の時点で、当社取締役または従業員の地位（以下「従業員等の地位」という。）にある限りにおいて、新株予約権を行使することができる。

(2)上記(1)にかかわらず、新株予約権者は、従業員等の地位を失った後においても、当社取締役会が認めた場合には、新株予約権を行使することができる。

(3)また、上記(1)にかかわらず、新株予約権者は、(2)に該当しない場合であっても、従業員等の地位を失った日から５年間、従業員等の地位を失った日までに行使可能となっていた新株予約権を行使することができる。

(4)新株予約権者は、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間は、新株予約権を行使することができない。

(5)新株予約権者の相続人による新株予約権の行使はこれを認めない。

その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。

4．新株予約権の行使期間は、次のとおりとなっております。

(1)当初付与された新株予約権27,962個のうち24,174個については、原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち３分の１ずつが権利行使可能となる。但し、新株予約権者に割り当てられた新株予約権の総数が15個を下回っている場合は、平成18年12月31日から全部権利行使可能となる。

(2)当初付与された新株予約権27,962個のうち上記(1)以外の3,788個については、平成20年12月31日から平成28年７月14日まで権利行使可能である。

5．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1)新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとします。

(2)新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。

6．新株予約権の取得の事由及び条件

当社は、新株予約権者または当社について次に掲げる事由が生じた場合、当該事由が生じた日以降で取締役会が別途定める日に、次に掲げる新株予約権を無償で取得することができるものとします。

(1)新株予約権者が、新株予約権の行使前に当社の取締役または従業員の地位を失った場合（但し、上記３．(2)に該当する場合は除く）…未行使の新株予約権全部

(2)新株予約権者が、死亡した場合…未行使の新株予約権全部

(3)新株予約権者が、その有する新株予約権の全部または一部を放棄した場合…当該放棄に係る新株予約権

(4)当社が消滅会社となる合併契約承認の議案、当社が分割会社となる分割契約若しくは分割計画承認の議案または当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案が当社株主総会で承認された場合(株主総会決議が不要の場合は取締役会決議がなされた場合)…未行使の新株予約権全部

(5)新株予約権者が、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により取締役または従業員の地位を喪失した場合…未行使の新株予約権全部

7．端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとします。

(3) 【ライツプランの内容】

該当事項はありません。

(4)【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高（株)	資本金増減額（百万円)	資本金残高（百万円)	資本準備金増減額(百万円)	資本準備金残高（百万円)
平成17年８月24日 (注) 1	普通株式 － A種優先株式 555,556	普通株式 800,000 A種優先株式 555,556	12,500	52,500	12,500	12,500
平成18年３月31日 (注) 2	普通株式 741,112 A種優先株式 △370,556	普通株式 1,541,112 A種優先株式 185,000	－	52,500	－	12,500
平成18年９月13日 (注) 3	－	普通株式 1,541,112 A種優先株式 185,000	△26,825	25,674	△12,500	－
平成18年11月15日 (注) 4	普通株式 370,000 A種優先株式 －	普通株式 1,911,112 A種優先株式 185,000	－	25,674	－	－
平成18年12月14日 (注) 5	普通株式 － A種優先株式 △185,000	普通株式 1,911,112 A種優先株式 －	－	25,674	－	－
平成19年３月15日 (注) 6	普通株式 230,000 A種優先株式 －	普通株式 2,141,112 A種優先株式 －	5,240	30,915	5,240	5,240
平成19年３月16日 ～ 平成19年３月31日 (注) 7	普通株式 2,049 A種優先株式 －	普通株式 2,143,161 A種優先株式 －	23	30,938	23	5,263

(注) 1．有償第三者割当増資

割当先
有限会社クレインホールディングス　444,445株
ＤＢＪ事業価値創造投資事業組合　111,111株
発行株式数　Ａ種優先株式　555,556株
発行価格　45,000円
資本組入額　22,500円

2．Ａ種優先株式の一部の普通株式への転換
転換したＡ種優先株式の株主及び株式数
有限会社クレインホールディングス　296,445株
ＤＢＪ事業価値創造投資事業組合　74,111株
転換により発行された普通株式の株主及び株式数
有限会社クレインホールディングス　592,890株
ＤＢＪ事業価値創造投資事業組合　148,222株

3．平成18年９月13日を効力発生日として、資本金26,825百万円及び資本準備金12,500百万円を減少することを、平成18年９月13日開催の臨時株主総会において、決議しております。

4．Ａ種優先株式の全部の普通株式への転換（当社普通株式を対価とするＡ種優先株式の取得請求権の行使）
取得請求権を行使したＡ種優先株式の株主及び株式数
有限会社クレインホールディングス　148,000株
ＤＢＪ事業価値創造投資事業組合　37,000株
取得請求権の行使の対価として発行された普通株式の株主及び株式数
有限会社クレインホールディングス　296,000株
ＤＢＪ事業価値創造投資事業組合　74,000株

5．自己株式の消却による減少であります。

6．有償一般募集（ブックビルディング方式による募集）
発行価格　49,000円
資本組入額　22,785円
払込金総額　10,481百万円

7．新株予約権の行使による増加であります。

8．平成19年４月１日から平成19年５月31日までの間に、新株予約権の行使により、発行済株式総数が15千株、資本金及び資本準備金がそれぞれ171百万円増加しております。

(5)【所有者別状況】

普通株式

平成19年３月31日現在

区分	株式の状況								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	1	25	11	104	67	7	17,849	18,064	－
所有株式数（株）	200,000	95,559	1,002	1,261,734	444,625	107	140,134	2,143,161	－
所有株式数の割合（％）	9.33	4.46	0.05	58.87	20.75	0.0	6.54	100	－

（注）「その他の法人」欄には、証券保管振替機構名義の株式が３株含まれております。

(6)【大株主の状況】

平成19年３月31日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合（%）
有限会社クレインホールディングス	東京都港区六本木６丁目10－１ 六本木ヒルズ森タワー46階	888,890	41.5
ＤＢＪ事業価値創造投資事業組合	東京都千代田区大手町１丁目９－１	222,222	10.4
大阪市	大阪府大阪市北区中之島１丁目３－20	200,000	9.3
オウル　クリーク　オーバーシーズ　ファンド，リミテッド（常任代理人　香港上海銀行東京支店カストディ業務部）	CIT CO FUND SERVICES (CAYMAN ISLANDS) LTD., CORPORATE CENTRE, WEST BAY ROAD, P.O. BOX 31106 SMB, GRAND CAYMAN, CAYMAN ISLANDS （東京都中央区日本橋３丁目11－１）	120,667	5.6
オウル　クリーク　ツー，エル．ピー．（常任代理人　香港上海銀行東京支店カストディ業務部）	615 SOUTH DUPOINT HIGHWAY, DOVER, DELAWARE 19901, U.S.A. （東京都中央区日本橋３丁目11－１）	62,648	2.9
バンク　オブ　ニューヨーク　ジーシーエム　クライアント　アカウンツ　イー　アイエスジー（常任代理人　株式会社三菱東京ＵＦＪ銀行決済事業部）	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB, UNITED KINGDOM （東京都千代田区丸の内２丁目７－１）	56,937	2.7
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド（常任代理人　モルガン・スタンレー証券株式会社　証券管理本部　オペレーション部門）	25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA ENGLAND （東京都渋谷区恵比寿４丁目20－３恵比寿ガーデンプレイスタワー）	36,430	1.7
日本マスタートラスト信託銀行株式会社	東京都港区浜松町２丁目11－３	29,294	1.4
ステート　ストリート　バンク　アンド　トラスト　カンパニー（常任代理人　株式会社みずほコーポレート銀行　兜町証券決済業務室）	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. （東京都中央区日本橋兜町６番７号）	24,540	1.1
日本トラスティ・サービス信託銀行株式会社	東京都中央区晴海１丁目８－１１	24,463	1.1
計	－	1,666,091	77.7

（注）１．前事業年度末現在主要株主であった大阪市及びユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシーは、当事業年度末では主要株主ではなくなりました。

２．当事業年度末現在における日本マスタートラスト信託銀行株式会社及び日本トラスティ・サービス信託銀行株式会社の信託業務株式数については、当社として把握することができないため記載しておりません。

３．オウル・クリーク・アセット・マネジメント・エルピーから、平成19年３月26日付の大量保有報告書の変更報告書No.２の写しの送付があり、同日現在で175千株を保有している旨の報告を受けておりますが、当社として期末時点における実質所有株式数の確認ができませんので、上記大株主の状況には含めておりません。なお、オウル・クリーク・アセット・マネジメント・エルピーの大量保有報告書の変更報告書No.２の内容は以下のとおりであります。

大量保有者　オウル・クリーク・アセット・マネジメント・エルピー

住所　アメリカ合衆国ニューヨーク州10019、ニューヨーク、フィフス・アヴェニュー640、20階

保有株券等の数　株式　175,999株

株券等保有割合　8.22％

(7)【議決権の状況】

①【発行済株式】

平成19年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	－	－	－
完全議決権株式（その他）	普通株式2,143,161	2,143,161	－
単元未満株式	－	－	－
発行済株式総数	2,143,161	－	－
総株主の議決権	－	2,143,161	－

（注）「完全議決権株式（その他）」の欄には、証券保管振替機構名義の株式が３株含まれております。また、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数３個が含まれております。

②【自己株式等】

平成19年３月31日現在

所有者の氏名または名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
－	－	－	－	－	－
計	－	－	－	－	－

第三者割当等による取得者の株式等の移動状況

平成17年８月24日に実施した第三者割当増資及びその後のＡ種優先株式の普通株式への転換（当社普通株式を対価とするＡ種優先株式の取得請求権の行使）により発行した株式の取得者である有限会社クレインホールディングス及びＤＢＪ事業価値創造投資事業組合から、東京証券取引所の規則等により、当該株式を公開（平成19年３月16日株式上場）後６ヶ月間保有する旨の確約書を得ております。なお、当該株式について当該公開日から有価証券報告書の提出日までの間に、株式の移動は行われておりません。

(8) 【ストック・オプション制度の内容】

当社は、ストック・オプション制度を採用しております。当該制度は、会社法第236条、第238条及び第239条に基づき新株予約権を発行する方法によるものであります。
当該制度の内容は、以下のとおりであります。

(平成18年6月28日定時株主総会決議)
会社法第236条、第238条及び第239条の規定に基づき当社の取締役の一部に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、平成18年6月28日の定時株主総会において決議し、その募集事項を同日開催の当社取締役会において決議したものであります。

決議年月日	平成18年6月28日
付与対象者の区分及び人数(名)	当社の取締役2名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況①」参照
株式の数(株)	同上
新株予約権の行使時の払込金額(円)	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編行為に伴う新株予約権の交付に関する事項	同上

平成18年6月28日の定時株主総会において、会社法第236条、第238条及び第239条の規定に基づき上記以外の当社の取締役、及び従業員に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを決議し、その募集要項を平成18年7月14日開催の当社取締役会において決議したものであります。

決議年月日	平成18年6月28日及び平成18年7月14日
付与対象者の区分及び人数(名)	当社の取締役4名及び従業員742名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況②」参照
株式の数(株)	同上
新株予約権の行使時の払込金額(円)	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編行為に伴う新株予約権の交付に関する事項	同上

平成19年６月27日の定時株主総会において、取締役の報酬の一部として金銭による報酬とは別に、当社の取締役の一部に対してストック・オプションとして発行する新株予約権を付与することを決議したものであります。

決議年月日	平成19年６月27日
付与対象者の区分及び人数（名）	当社の取締役４名
新株予約権の目的となる株式の種類	普通株式
株式の数（株）	25百万円をオプション評価モデルを用いて合理的に算定された新株予約権１個当たりの公正価格により除して得られた個数（１個未満の端数は切捨てるものとする）を各事業年度に係る定時株主総会の日から１年以内の日に発行する新株予約権の数の上限とし、新株予約権１個当たりの目的となる株式の数は、当社普通株式１株とする。
新株予約権の行使時の払込金額（円）	１株あたり1円
新株予約権の行使期間	新株予約権を割り当てる日から３年経過の日から10年経過の日までとする。
新株予約権の行使の条件	新株予約権者は、原則として、行使の時点で当社の取締役の地位を有していることを要する。但し、当社取締役会が承認した場合等には取締役の地位を失った後においても新株予約権を行使できる。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の承認を要する。
代用払込みに関する事項	―
組織再編行為に伴う新株予約権の交付に関する事項	―

2【自己株式の取得等の状況】

【株式の種類等】　会社法第166条第１項の規定に基づく取得請求権付株式の取得請求によるＡ種優先株式の取得

(1)【株主総会決議による取得の状況】
該当事項はありません。

(2)【取締役会決議による取得の状況】
該当事項はありません。

(3)【株主総会決議または取締役会決議に基づかないものの内容】
会社法第166条第１項の規定に基づく取得請求権付株式の取得請求によるＡ種優先株式の取得

区分	株式数（株）	価額の総額（円）
株主総会（平成－年－月－日）での決議状況 （取得期間－年－月－日～－－年－月－日）	－	－
当事業年度前における取得自己株式	－	－
当事業年度における取得自己株式　　（注）１、２	185,000	－
残存授権株式の総数及び価額の総額	－	－
当事業年度の末日現在の未行使割合（%）	－	－
当期間における取得自己株式	－	－
提出日現在の未行使割合（%）	－	－

（注）１．平成18年11月15日に、発行済Ａ種優先株式185,000株につきなされた当社普通株式を対価とする取得請求権の行使により、当該Ａ種優先株式185,000株を取得しております。
２．上記１．のＡ種優先株式の取得請求権の対価として、当社普通株式370,000株を交付しております。

(4)【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式　（注）	185,000	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他	－	－	－	－
保有自己株式数	－	－	－	－

（注）　平成18年11月15日に発行済Ａ種優先株式185,000株につきなされた当社普通株式を対価とする取得請求権の行使に伴い当社が取得したＡ種優先株式185,000株の全部を、平成18年12月14日に消却いたしました。

3【配当政策】

当社は、株主利益を重視し安定的な利益還元を行うことを基本方針とする一方、長期的な株主価値を向上していくため、設備投資及び経営体質の強化のために必要な内部留保を勘案しながら、各事業年度の業績状況や今後の事業展開に対応した配当を行ってまいりたいと考えております。

当社の剰余金の配当は中間配当及び期末配当の年２回を基本的な方針としており、会社法第459条第１項の規定に基づき、取締役会の決議によって剰余金の配当等を行うことができる旨を定款に定めております。

当事業年度の配当につきましては、上場直後であり内部留保が十分でないこと等を勘案し、配当の実施は見送ることといたしました。

内部留保資金につきましては今後の事業展開への備えと新規アトラクション導入のための設備資金として有効投資してまいりたいと考えております。

4【株価の推移】

(1)【最近５年間の事業年度別最高・最低株価】

回次	第９期	第10期	第11期	第12期	第13期
決算年月	平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
最高（円）	－	－	－	－	55,700
最低（円）	－	－	－	－	45,500

（注）　最高・最低株価は、東京証券取引所マザーズにおけるものであります。
なお、平成19年３月16日付をもって同取引所に株式を上場いたしましたので、それ以前の株価については該当事項はありません。

(2)【最近６月間の月別最高・最低株価】

月別	平成18年10月	11月	12月	平成19年１月	２月	３月
最高（円）	－	－	－	－	－	55,700
最低（円）	－	－	－	－	－	45,500

（注）　最高・最低株価は、東京証券取引所マザーズにおけるものであります。
なお、平成19年３月16日付をもって同取引所に株式を上場いたしましたので、それ以前の株価については該当事項はありません。

５【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
代表取締役社長		グレン　ガンペル	昭和22年8月19日生	昭和48年3月 アメリカン・ブロードキャスト・カンパニー入社 昭和58年4月 ユニバーサル・スタジオ・ハリウッド リーガル・アンド・ビジネス・アフェアーズ バイス・プレジデント 昭和62年7月 ディレクターズ・ギルド・オブ・アメリカ ナショナル・エグゼクティブ・ディレクター 平成7年10月 エムシーエー・インク（現ユニバーサル・スタジオ・インク） ユニバーサル・パークス・アンド・リゾーツ ビジネス・アンド・リーガル・アフェアーズ エグゼクティブ・バイス・プレジデント 平成11年3月 ユニバーサル・スタジオ・インク ユニバーサル・パークス・アンド・リゾーツ インターナショナル・アンド・グローバル・ビジネス・アフェアーズ プレジデント 平成11年6月 当社取締役（非常勤） 平成16年6月 当社取締役（非常勤）退任 平成16年6月 当社代表取締役社長（現任）	(注) 3	―
取締役	ファイナンス・アドミニストレーション本部長	飯田　浩司	昭和27年2月19日生	昭和50年4月 エッソ石油株式会社入社 平成2年7月 同社管理企画部長 平成4年7月 同社経理部長 平成5年7月 日本モトローラ株式会社移動電話事業経理部長 平成6年9月 エルエスアイ・ロジック株式会社管理部長 平成8年7月 日本トイザらス株式会社財務部長 平成10年1月 同社取締役財務部長 平成13年4月 同社取締役財務本部長 平成15年4月 同社取締役兼執行役員（CFO）財務本部長 平成16年5月 イオン株式会社入社 平成16年7月 同社財経本部長 平成18年6月 当社取締役ファイナンス・アドミニストレーション本部長兼経理・財務部長 平成19年1月 当社取締役ファイナンス・アドミニストレーション本部長（現任）	(注) 3	―

						(千株)
取締役	マーケティング・営業本部長兼マーケティング企画部長	田中　功	昭和19年4月24日生	昭和44年4月 エッソスタンダード石油株式会社入社 昭和51年8月 日本マクドナルド株式会社 調査マネージャー 昭和57年3月 株式会社ハーレクイン　マーケティング部長 昭和60年1月 日本マクドナルド株式会社　マーケティング部長 昭和62年4月 同社社長補佐役マーケティング本部長 平成6年5月 株式会社ハーレクイン 代表取締役社長 平成8年3月 ホールマーク株式会社 代表取締役社長 平成10年10月 ピー・オー・エル・ジャパン株式会社代表取締役社長 平成14年5月 株式会社デアゴスティーニ・ジャパン顧問 平成15年5月 ユニバーサル・スタジオ・レクリエーション・ジャパン・スーパービジョン・インク入社 当社マーケティング・営業本部長 平成15年6月 当社取締役マーケティング・営業本部長 平成18年12月 当社取締役マーケティング・営業本部長兼マーケティング企画部長（現任）	(注) 3	－
取締役	オペレーション本部長	ヴァーノン マックグーガン	昭和28年12月19日生	昭和53年4月 ウォルト・ディズニー・ワールド入社 平成2年4月 ディズニーランド・パリ　イマジニアリングプロジェクト　マネージャー 平成4年5月 ウォルト・ディズニー・アトラクションズ・ジャパン　オペレーション部門ディレクター 平成8年12月 ユニバーサル・スタジオ・インク ユニバーサル・スタジオ・レクリエーション・グループ　オペレーション・プランニング部門　バイス・プレジデント 平成11年8月 ユニバーサル・スタジオ・インク ユニバーサル・パークス・アンド・リゾーツ　オペレーション・プランニング部門　シニア・バイス・プレジデント 当社オペレーション本部長 平成18年6月 当社取締役オペレーション本部長 平成19年3月 当社取締役オペレーション本部長兼オペレーション企画部長 平成19年4月 当社取締役オペレーション本部長（現任）	(注) 3	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数（千株）
取締役	社長室長	丸山　義和	昭和45年10月30日生	平成4年5月 ＪＰモルガン・アンド・カンパニー入社 平成7年5月 エムシーエー・インク（現ユニバーサル・スタジオ・インク） ユニバーサル・パークス・アンド・リゾーツ　インターナショナル・ビジネス・プランニング・アンド・ディベロップメント　ディレクター 平成11年3月 イートイズ・インク　インターナショナル・ビジネス・ディベロップメント　ディレクター 平成12年5月 ユニバーサル・スタジオ・インク ユニバーサル・パークス・アンド・リゾーツ　インターナショナル・ビジネス・ディベロップメント　シニア・バイス・プレジデント 平成16年5月 当社社長付特別アドバイザー 平成18年6月 当社取締役社長室長（現任）	（注）3	－
取締役	コーポレート・サポート本部長兼人事部長	中道　浩	昭和29年8月9日生	昭和52年4月 石川島播磨重工業株式会社入社 昭和62年5月 日本モンサント株式会社入社 平成8年7月 日本ディジタルイクイップメント株式会社（現日本ヒューレット・パッカード株式会社）取締役人事本部長 平成11年5月 シティバンク、エヌ・エイ　人事担当バイス・プレジデント 平成12年6月 エトナヘイワ生命保険株式会社（現マスミューチュアル生命保険株式会社）常務取締役 平成16年9月 当社コーポレート・サポート本部人事部長 平成19年6月 当社取締役コーポレート・サポート本部長兼人事部長（現任）	（注）3	－
取締役		アンクル　サフ	昭和44年10月18日生	平成10年10月 ゴールドマン・サックス・アジア入社 平成10年12月 ゴールドマン・サックス・アンド・カンパニー入社 平成12年5月 同社バイス・プレジデント 平成16年1月 ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）プリンシパル・インベストメント・エリア統括 平成17年7月 当社取締役（現任） 株式会社フジタ取締役（現任） 平成17年8月 有限会社クレインホールディングス取締役（現任） 平成17年11月 ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）マネージング・ディレクター プリンシパル・インベストメント・エリア統括（現任） 平成18年2月 三洋電機株式会社取締役（現任）	（注）3	－

						(千株)
取締役		加笠　研一郎	昭和43年1月17日生	平成5年4月　株式会社あさひ銀行（現株式会社りそな銀行）入行 平成12年7月　ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）入社 平成15年12月　同社投資銀行部門バイス・プレジデント 平成17年12月　同社プリンシパル・インベストメント・エリア　バイス・プレジデント（現任） 平成18年3月　株式会社オプトラン取締役（現任） 平成19年6月　当社取締役（現任）	（注）3	－
取締役		高橋　一浩	昭和32年5月8日生	昭和56年4月　日本開発銀行（現日本政策投資銀行）入行 平成10年3月　同行大阪支店都市開発課長 平成17年6月　日本政策投資銀行金融企画担当審議役 平成17年7月　当社取締役（現任） 平成18年4月　日本政策投資銀行金融企画部長（現任）	（注）3	－
常勤監査役		長谷　次雄	昭和6年8月2日生	昭和38年2月　公認会計士登録 昭和60年7月　監査法人朝日新和会計社（現あずさ監査法人）代表社員 平成5年5月　同法人専務理事 平成9年5月　朝日監査法人（現あずさ監査法人）副理事長 平成11年6月　同法人退任 平成13年6月　当社監査役（現任） 平成14年6月　日亜鋼業株式会社監査役（現任）	（注）4	－
常勤監査役		川田　正廣	昭和24年9月7日生	昭和47年4月　日本開発銀行（現日本政策投資銀行）入行 平成3年4月　同行営業第一部副長 平成5年3月　同行人事部次長 平成8年6月　同行庶務部長 平成10年6月　株式会社湘南国際村協会常務取締役 平成16年6月　当社監査役（現任）	（注）4	－
監査役		小路　貴志	昭和38年5月20日生	昭和62年10月　監査法人朝日新和会計社（現あずさ監査法人）入社 平成3年3月　公認会計士登録 平成9年7月　グローバル監査法人代表社員 平成10年6月　当社監査役（現任） 平成15年6月　株式会社安永監査役（現任）	（注）4	－
監査役		金井美智子	昭和30年6月16日生	昭和54年4月　ウッドランド株式会社入社 昭和59年10月　司法試験合格 昭和62年10月　ニューヨーク州司法試験合格 平成2年4月　司法研修所修了 弁護士登録 大江橋法律事務所入所 平成6年9月　英国ナバロ・ネイサンソン法律事務所（ロンドン）勤務 平成10年4月　大江橋法律事務所パートナー 平成14年8月　弁護士法人大江橋法律事務所社員（現任） 平成19年6月　当社監査役（現任）	（注）4	－
計						－

（注）1．取締役アンクル サフ、加笠研一郎及び高橋一浩は、会社法第2条第15号に定める社外取締役であります。
2．監査役長谷次雄、川田正廣、小路貴志及び金井美智子は、会社法第2条第16号に定める社外監査役であります。
3．平成19年6月27日開催の定時株主総会から1年間
4．平成19年6月27日開催の定時株主総会から4年間

6【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

コーポレート・ガバナンスの充実は、当社の重要な経営課題であり、執行と監督の分離、意思決定の迅速化など効率的な経営に努めるだけでなく、内部監査の充実、コンプライアンス委員会による法令適合性のレビュー活動の実施など継続的にコンプライアンス体制の強化に取り組んで参ります。

(2)コーポレート・ガバナンスに関する施策の実施状況

①会社の機関の内容等

・当社の経営に係る重要事項のうち、意思決定の迅速性がとくに必要とされるテーマパークの運営及びマーケティングに係る重要事項は、「ウィークリー・レベニュー・レビュー・ミーティング（売上検討会議）」（原則として毎週開催）において議論を行った上で、その他の重要事項については各担当取締役の上程に基づき、取締役会（原則として月１回開催）において機関としての意思決定を行っています。また、取締役会の決議を必要としない各種の意思決定については、電子決裁システムの下で適時に決裁されており、意思決定の迅速化を図りつつも、説明責任の明確化、管理部門による統制、情報の共有化等に資するものとなっています。

・当社の取締役は11名以内とする旨定款に定めております。取締役全９名のうち、社外取締役が３名を占めておりますが、取締役会には、原則として全取締役及び監査役が出席しています。

・経営の透明性と健全性を担保することを目的として、社外取締役３名で構成される「報酬委員会」を設置し、経営に重要な影響を与える報酬制度について審議しております。

②コンプライアンス体制の整備の状況

・当社は、平成14年７月以降に発覚した賞味期限切れ食材の使用、水飲み器への工業用水配管誤接続、火薬類の消費量超過の問題など一連の不祥事を厳粛かつ深刻に受け止め、同年10月、社長を委員長とする「コンプライアンス委員会」（現在の委員長は取締役コーポレート・サポート本部長）を設置し、以後期首毎に、社内規程の整備計画、内部統制の実施計画、コンプライアンス研修計画を含むコンプライアンス年度プログラムを審議、策定し、取締役会へ上程するとともに、期末にはその実施状況を取締役会へ報告しています。コンプライアンス委員会の活動の中立性及び独立性を担保するため、委員会メンバーに当社顧問弁護士及び労働組合委員長を加えるとともに、常勤監査役をオブザーバーとしています。

・平成14年10月より、「スピークアップ」（内部通報）制度を設けて、コンプライアンスに関する疑問などを従業員が直接法律事務所を含む複数の専門窓口に通報、相談できる体制を整備しています。

・平成15年４月には、役員及び従業員が、当社の業務を執行する上で立脚すべき共通の価値観を明確にするために「行動規範」を制定するとともに、具体的な事例を交えたコンプライアンス・ハンドブックを作成し、全役員及び従業員にこれを配布しています。また、当該ハンドブックを使用したコンプライアンス研修を適宜実施しています。

③内部監査及び監査役監査、会計監査の状況

・監査役会（原則として月１回開催）は、社外監査役の４名（常勤２名、非常勤２名）で構成されており、監査の方針及び計画その他監査業務に係る基本事項を決定しております。また、常勤監査役は、社内会議への参加、取締役及び従業員からの報告聴取、電子決裁帳票の閲覧、内部監査室からの監査報告等を通じて、また内部監査室及び会計監査人との三者間での連携を通じた議論、意見交換を行うことによって監査の実効性の確保に努めています。

・当社の内部監査を行う専門組織として、社長の下に内部監査室が設置され、２名の専任スタッフが配されています。内部監査室は、内部監査規程に基づき、不正の防止と業務の効率的改善を図り、事業の健全な発展に資することを目的に、当社の経営者層あるいは監査役会からの特命による監査も含め、年間の監査計画に従い、監査を実施しています。内部監査は、原則として、当社全部門の業務運営を対象に実施し、監査計画・監査通知・監査実施・結果分析・監査報告（改善通知）・フォローアップの手順で行われます。監査結果については、監査報告書を作成し、月１回、取締役及び監査役会にそれぞれ報告しています。

・当社は、あずさ監査法人との間で監査契約を締結し、会計監査を受けております。あずさ監査法人の指定社員業務執行社員は、公認会計士　山中俊廣氏、川井一男の各氏であり、会計監査業務に係る補助者は、公認会計士７名及び会計士補等５名であります。

④社外取締役及び社外監査役の人的関係、資本的関係または取引関係その他利害関係の概要

当社の社外取締役３名及び社外監査役４名には、当社の関係会社であります有限会社クレインホールディングスの取締役１名を含んでおります。平成19年３月31日現在、当社と有限会社クレインホールディングスとの間に取引関係はありません。

(3)役員報酬及び監査報酬の内容

当該事業年度における当社の取締役及び監査役に対する役員報酬並びに監査法人に対する監査報酬（公認会計士法第２条第１項に規定する業務に基づく報酬及びそれ以外の業務に基づく報酬）は、以下のとおりであります。

①役員報酬

取締役に支払った報酬	651百万円
監査役に支払った報酬	32百万円
計	683百万円

（注）１．取締役に支払った報酬には、使用人兼務取締役の使用人給与相当額（賞与を含む。）は含めておりません。

２．取締役に支払った報酬は全額社内取締役に対するものであり、社外取締役に支払った報酬はありません。

３．代表取締役グレン ガンペル及び取締役丸山義和に対する報酬に関しては、「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等　(2) マネジメントサービス契約」を参照下さい。

②監査報酬

公認会計士法第２条第１項に規定する業務に基づく報酬	33百万円
上記以外の業務に基づく報酬	17百万円
計	50百万円

(4)責任限定契約の内容と概要

当社は、当社と社外取締役及び社外監査役が会社法第427条第１項の規定に基づき、同法第423条第１項の損害賠償責任を限定する契約を締結できる旨定款に定めております。当該契約に基づく損害賠償責任の限度額は、社外取締役及び社外監査役ともに、1,000万円または法令が定める額のいずれか高い額としております。また、当該責任限定が認められるのは、当該社外取締役または社外監査役が責任の原因となった職務の遂行について善意でかつ重大な過失がないときに限られます。

なお、当社は社外監査役の一部と当該責任限定契約を締結しております。

(5)剰余金の配当等の機関決定

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、株主総会の決議によらず取締役会の決議により定める旨定款に定めております。これは、剰余金の配当等を取締役会の権限とすることにより、機動的な資本政策及び配当政策を図ることを目的とするものであります。

(6)株主総会の特別決議要件

当社は、会社法第309条第２項に定める株主総会の特別決議要件について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨定款に定めております。これは、株主総会における特別決議の定足数を緩和することにより、株主総会の円滑な運営を行うことを目的とするものであります。

第５【経理の状況】

１．財務諸表の作成方法について

当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成17年４月１日から平成18年３月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成18年４月１日から平成19年３月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前事業年度（平成17年４月１日から平成18年３月31日まで）及び当事業年度（平成18年４月１日から平成19年３月31日まで）の財務諸表について、あずさ監査法人により監査を受けております。

なお、前事業年度に係る監査報告書は、平成19年２月13日提出の有価証券届出書に添付されたものによっております。

３．連結財務諸表について

当社は子会社がありませんので、連結財務諸表を作成しておりません。

(1)【財務諸表】

①【貸借対照表】

		前事業年度 (平成18年３月31日)			当事業年度 (平成19年３月31日)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
(資産の部)							
Ⅰ　流動資産							
1．現金及び預金	※1		27,131			21,920	
2．売掛金			1,844			2,066	
3．商品			846			782	
4．原材料			89			83	
5．貯蔵品			989			955	
6．前渡金			20			19	
7．前払費用			768			681	
8．その他の流動資産			222			86	
貸倒引当金			△3			△1	
流動資産合計			31,910	22.4		26,594	20.5
Ⅱ　固定資産							
1．有形固定資産							
(1)建物	※1	69,539			70,975		
減価償却累計額		14,414	55,125		17,336	53,639	
(2)構築物	※1	25,970			26,994		
減価償却累計額		6,961	19,008		8,362	18,632	
(3)機械及び装置	※1	60,124			62,770		
減価償却累計額		33,775	26,348		39,403	23,366	
(4)船舶	※1	450			864		
減価償却累計額		214	235		307	556	
(5)車両及び運搬具	※1	1,012			1,011		
減価償却累計額		530	481		665	346	
(6)工具、器具及び備品	※1	20,732			20,863		
減価償却累計額		15,488	5,244		16,885	3,977	
(7)建設仮勘定			1,436			281	
有形固定資産合計			107,881	75.5		100,800	77.6

区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
2．無形固定資産							
(1)ソフトウェア			597			387	
(2)その他の無形固定資産			90			81	
無形固定資産合計			687	0.5		469	0.3
3．投資その他の資産							
(1)投資有価証券			2			3	
(2)長期前払費用			2,044			1,776	
(3)その他の投資等			287			282	
投資その他の資産合計			2,334	1.6		2,062	1.6
固定資産合計			110,903	77.6		103,332	79.5
Ⅲ 繰延資産							
1．新株発行費			20			—	
2．株式交付費			—			10	
繰延資産合計			20	0.0		10	0.0
資産合計			142,833	100.0		129,937	100.0
(負債の部)							
Ⅰ 流動負債							
1．買掛金			1,057			1,068	
2．1年以内返済予定の長期借入金	※1		7,900			3,500	
3．未払金			4,588			4,308	
4．未払費用			2,427			1,547	
5．未払法人税等			123			93	
6．未払消費税等			150			417	
7．前受金			14,408			13,766	
8．預り金			109			186	
9．賞与引当金			556			674	
10．役員賞与引当金			—			87	
11．その他の流動負債			96			4	
流動負債合計			31,417	22.0		25,656	19.7

		前事業年度 (平成18年３月31日)			当事業年度 (平成19年３月31日)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
Ⅱ　固定負債							
1．長期借入金	※1		79,700			58,900	
2．役員退職慰労引当金			42			－	
3．退職給付引当金			753			784	
4．その他の固定負債			2,246			1,600	
固定負債合計			82,741	57.9		61,285	47.2
負債合計			114,159	79.9		86,941	66.9
（資本の部）							
Ⅰ　資本金	※2		52,500	36.8		－	－
Ⅱ　資本剰余金							
1．資本準備金		12,500			－		
資本剰余金合計			12,500	8.7		－	－
Ⅲ　利益剰余金							
1．当期未処理損失		36,325			－		
利益剰余金合計			△36,325	△25.4		－	－
資本合計			28,674	20.1		－	－
負債・資本合計			142,833	100.0		－	－
（純資産の部）							
Ⅰ　株主資本							
1．資本金			－	－		30,938	23.8
2．資本剰余金							
(1)資本準備金		－			5,263		
(2)その他資本剰余金		－			3,000		
資本剰余金合計			－	－		8,263	6.4
3．利益剰余金							
(1)その他利益剰余金							
繰越利益剰余金		－			3,793		
利益剰余金合計			－	－		3,793	2.9
株主資本合計			－	－		42,995	33.1
純資産合計			－	－		42,995	33.1
負債純資産合計			－	－		129,937	100.0

		前事業年度 (自　平成17年4月1日 至　平成18年3月31日)			当事業年度 (自　平成18年4月1日 至　平成19年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高							
1．運営収入		33,187			36,908		
2．商品販売収入		18,168			18,595		
3．飲食販売収入		10,759			10,956		
4．その他の収入		6,152	68,267	100.0	5,601	72,062	100.0
Ⅱ　売上原価							
1．商品売上原価		8,504			8,497		
2．飲食売上原価		3,075			3,065		
3．人件費		9,433			9,398		
4．その他の費用		35,289	56,303	82.5	34,189	55,151	76.5
売上総利益			11,964	17.5		16,911	23.5
Ⅲ　販売費及び一般管理費	※1		10,470	15.3		9,627	13.4
営業利益			1,494	2.2		7,283	10.1
Ⅳ　営業外収益							
1．為替差益		479			210		
2．保険金収入		8			37		
3．工事負担金収入		41			13		
4．費用償還差益	※2	38			－		
5．デリバティブ評価益		－			448		
6．雑収入		115	683	1.0	108	818	1.1
Ⅴ　営業外費用							
1．支払利息		2,640			2,302		
2．増資関連費用		－			331		
3．雑損失		119	2,759	4.1	194	2,828	3.9
経常利益または経常損失(△)			△582	△0.9		5,273	7.3
Ⅵ　特別損失							
1．固定資産売却損	※3	－			0		
2．固定資産除却損	※4	175			819		
3．リファイナンス関連費用	※5	2,695			653		
4．ヘッジ会計終了損	※6	987			－		
5．その他特別損失		187	4,046	5.9	－	1,473	2.0
税引前当期純利益または税引前当期純損失（△）			△4,628	△6.8		3,799	5.3
法人税、住民税及び事業税			5	0.0		5	0.0
当期純利益または当期純損失（△）			△4,634	△6.8		3,793	5.3
前期繰越損失			31,691			－	
当期未処理損失			36,325			－	

売上原価明細書

区分	注記番号	前事業年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）	構成比（%）	当事業年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）	構成比（%）
Ⅰ．商品売上原価					
商品期首たな卸高		1,000		846	
当期商品仕入高		8,350		8,434	
小計		9,350		9,280	
商品期末たな卸高		846		782	
		8,504	15.1	8,497	15.4
Ⅱ．飲食売上原価					
1 材料費					
材料期首たな卸高		46		89	
当期材料仕入高		2,594		2,580	
小計		2,641		2,670	
材料期末たな卸高		89		83	
		2,551		2,587	
2 人件費					
給料・手当		211		163	
賞与		11		11	
賞与引当金繰入額		13		15	
その他		41		32	
		279		223	
3 経費					
賃借料		75		77	
減価償却費		69		68	
水道光熱費		47		49	
その他		52		59	
		245		255	
		3,075	5.5	3,065	5.6
Ⅲ．人件費					
給料・手当		7,555		7,435	
賞与		435		471	
賞与引当金繰入額		422		455	
役員賞与引当金繰入額		—		23	
その他		1,019		1,011	
		9,433	16.7	9,398	17.0

		至　平成18年３月31日)		至　平成19年３月31日)	
区分	注記番号	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)
Ⅳ. その他の費用					
ロイヤリティ		5,010		5,345	
賃借料		2,871		3,473	
業務委託費		2,933		2,405	
エンターテインメント・ショー制作費		3,640		3,798	
減価償却費		14,084		12,753	
その他		6,748		6,412	
		35,289	62.7	34,189	62.0
合計		56,303	100.0	55,151	100.0

③【株主資本等変動計算書】

当事業年度（自平成18年4月1日　至平成19年3月31日）

	株主資本					純資産合計
	資本金	資本剰余金		利益剰余金	株主資本合計	
		資本準備金	その他資本剰余金	その他利益剰余金 繰越利益剰余金		
平成18年３月31日残高（百万円）	52,500	12,500	—	△36,325	28,674	28,674
事業年度中の変動額						
平成18年９月臨時株主総会における資本金の額の減少	△26,825		3,000	23,825	—	—
平成18年９月臨時株主総会における資本準備金の額の減少		△12,500		12,500	—	—
新株の発行	5,263	5,263			10,527	10,527
当期純利益				3,793	3,793	3,793
事業年度中の変動額合計（百万円）	△21,561	△7,236	3,000	40,119	14,320	14,320
平成19年３月31日残高（百万円）	30,938	5,263	3,000	3,793	42,995	42,995

④【キャッシュ・フロー計算書】

区分	注記番号	前事業年度 （自　平成17年4月1日 至　平成18年3月31日） 金額（百万円）	当事業年度 （自　平成18年4月1日 至　平成19年3月31日） 金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
税引前当期純利益または税引前当期純損失（△）		△4,628	3,799
減価償却費		15,338	13,686
その他償却費		323	326
ヘッジ会計終了損		987	―
賞与引当金の増加額（△減少額）		△17	117
役員賞与引当金の増加額		―	87
受取利息及び受取配当金		△4	△15
支払利息		2,640	2,302
増資関連費用		―	331
デリバティブ評価益		―	△448
為替差益		△117	△233
固定資産除却損		166	706
リファイナンス関連費用		2,695	653
売上債権の減少額（△増加額）		66	△221
たな卸資産の減少額		201	104
仕入債務の増加額（△減少額）		△188	11
未払金の減少額		△2,337	△360
前受金の減少額		△965	△641
その他		△802	240
小計		13,358	20,447
利息及び配当金の受取額		2	15
利息の支払額		△3,722	△2,760
法人税等の支払額		△5	△5
営業活動によるキャッシュ・フロー		9,632	17,696

		（自　平成17年4月1日 至　平成18年3月31日）	（自　平成18年4月1日 至　平成19年3月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー			
定期預金の預入による支出		－	△5,667
定期預金の払戻による収入		－	5,667
有形固定資産の取得による支出		△1,965	△6,991
無形固定資産の取得による支出		△133	△47
その他		2	27
投資活動によるキャッシュ・フロー		△2,096	△7,010
Ⅲ　財務活動によるキャッシュ・フロー			
長期借入れによる収入		65,000	49,400
長期借入金の返済による支出		△87,575	△74,600
リファイナンス関連費用の支出		△2,695	△653
株式の発行による収入		24,969	10,490
増資関連費用の支出		－	△16
リース債務の返済による支出		△1,115	△709
延払債務の返済による支出		△12	－
その他		－	△43
財務活動によるキャッシュ・フロー		△1,429	△16,131
Ⅳ　現金及び現金同等物に係る換算差額		118	234
Ⅴ　現金及び現金同等物の増加額（△減少額）		6,225	△5,211
Ⅵ　現金及び現金同等物の期首残高		20,906	27,131
Ⅶ　現金及び現金同等物の期末残高	※1	27,131	21,920

⑤【損失処理計算書】

区分	注記番号	前事業年度 (株主総会承認日 平成18年6月28日) 金額（百万円）
I　当期未処理損失		36,325
II　次期繰越損失		36,325

重要な会計方針

項目	前事業年度 (自 平成17年4月1日 至 平成18年3月31日)	当事業年度 (自 平成18年4月1日 至 平成19年3月31日)
1．有価証券の評価基準及び評価方法	その他有価証券 時価のないもの 移動平均法による原価法	その他有価証券 時価のないもの 同左
2．デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	デリバティブ 同左
3．たな卸資産の評価基準及び評価方法	商品、原材料、貯蔵品 移動平均法による原価法	商品、原材料、貯蔵品 同左
4．固定資産の減価償却の方法	(1)有形固定資産 定額法 耐用年数及び残存価額については法人税法と同一の基準によっております。 また、資産に計上しているリース物件（リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係るもの）については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (2)無形固定資産 定額法 なお、自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づいております。	(1)有形固定資産 同左 (2)無形固定資産 同左
5．繰延資産の処理方法	新株発行費 発行後3年以内で均等償却しております。	株式交付費 株式交付費は支出時に費用として処理をしております。ただし、前事業年度までに発生したものについては、発生後3年以内で均等償却しております。 （会計方針の変更） 当事業年度から、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準委員会　平成18年8月11日　実務対応報告第19号）を適用しております。 これに伴い、前事業年度において繰延資産の内訳として表示していた「新株発行費」は当事業年度より「株式交付費」として表示する方法に変更しております。また、株式交付費については前事業年度までは発生後3年以内で均等償却しておりましたが、当事業年度より発生したものについては、支出時に費用として処理する方法に変更しております。この結果、従来の方法に比べて、経常利益及び税引前当期純利益は、それぞれ46百万円減少しております。

	至　平成18年３月31日)	至　平成19年３月31日)
６．引当金の計上基準	(1)貸倒引当金 債権の貸倒損失に備えるため、一般債権については貸倒実績率により、破産債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2)賞与引当金 従業員の賞与の支給に備えるため、賞与支給見込額のうち当事業年度負担額を計上しております。 ―――――― (3)退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務の見込額に基づき計上しております。 数理計算上の差異については、発生事業年度に全額を費用処理することとしております。 (4)役員退職慰労引当金 役員の退職慰労金の支給に備えるため、内規に基づく期末要支給額を計上しております。	(1)貸倒引当金 同左 (2)賞与引当金 同左 (3)役員賞与引当金 役員賞与の支給に備えるため、当事業年度における支給見込額に基づき計上しております。 (会計方針の変更) 当事業年度から「役員賞与に関する会計基準」（企業会計基準委員会　平成17年11月29日　企業会計基準第４号）を適用しております。これにより営業利益、経常利益及び税引前当期純利益がそれぞれ87百万円減少しております。 (4)退職給付引当金 同左 (5)役員退職慰労引当金 当社は取締役及び監査役の退職慰労金制度を廃止することとし、平成18年６月28日開催の定時株主総会において、退職慰労金の打ち切り支給議案が承認可決されました。 これにより、当事業年度において「役員退職慰労引当金」を全額取崩し、打ち切り支給額の未払い分23百万円については固定負債の「その他の固定負債」に計上しております。
７．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の売買取引にかかる方法に準じた会計処理によっております。	同左

項目	（自 平成17年4月1日 至 平成18年3月31日）	（自 平成18年4月1日 至 平成19年3月31日）
8．ヘッジ会計の方法	(1)ヘッジ会計の方法 繰延ヘッジ処理によっております。 (2)ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、通貨オプション、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金 (3)ヘッジ方針 社内管理規程に基づき、金利や為替相場の市場変動によるリスクの回避を目的とし、投機目的の取引は行わない方針であります。 (4)ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度において、ヘッジ対象となっている借入金が消滅した金利スワップについて、ヘッジ会計の終了処理を行っており、特別損失に「ヘッジ会計終了損」として計上しております。	(1)ヘッジ会計の方法 同左 (2)ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金 (3)ヘッジ方針 同左 (4)ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度においてヘッジ会計が適用されているデリバティブ取引はありません。
9．キャッシュ・フロー計算書における資金の範囲	手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3か月以内に償還期限の到来する短期投資からなっております。	同左
10．その他財務諸表作成のための基本となる重要な事項	消費税等の会計処理 税抜方式	消費税等の会計処理 同左

会計処理の変更

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
（固定資産の減損に係る会計基準） 当事業年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 これによる損益に与える影響はありません。	――――――
――――――	（貸借対照表の純資産の部の表示に関する会計基準） 当事業年度から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会 平成17年12月９日 企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会 平成17年12月９日 企業会計基準適用指針第８号）を適用しております。従来の資本の部の合計に相当する金額は42,995百万円であります。なお、財務諸表等規則の改正により、当事業年度における貸借対照表の純資産の部については、改正後の財務諸表等規則により作成しております。
――――――	（ストック・オプション等に関する会計基準） 当事業年度から「ストック・オプション等に関する会計基準」（企業会計基準委員会 平成17年12月27日 企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会 平成18年５月31日 企業会計基準適用指針第11号）を適用しております。 これによる損益に与える影響はありません。

表示方法の変更

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
（貸借対照表） ①　前事業年度まで区分掲記しておりました「長期未払金」（当事業年度末残高1,182百万円）及び「デリバティブ負債」（当事業年度末残高891百万円）は、負債・資本合計額の100分の１以下となったため、固定負債の「その他の固定負債」に含めて表示することにしました。 ②　前事業年度は未払金に含めていた社長に対する一定の業績連動型報酬の一部（前事業年度末残高20百万円）については、当該報酬が一定の契約に従い継続した役務の提供に係る対価であることから、当事業年度から未払費用として表示することに変更しました（当事業年度末残高29百万円）。 ――――――	―――――― （損益計算書） 前事業年度まで区分掲記しておりました「費用償還差益」については、営業外収益の100分の10以下となったため、当事業年度から営業外収益の「雑収入」に含めて表示しております（当事業年度末17百万円）。

注記事項

（貸借対照表関係）

前事業年度 （平成18年３月31日）	当事業年度 （平成19年３月31日）
※１．担保資産 (1)担保提供資産 現金及び預金　21,369百万円 建物　55,125 構築物　19,008 機械及び装置　26,095 船舶　7 車両及び運搬具　424 工具、器具及び備品　4,949 計　126,981 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　55,125百万円 (2)対応債務 １年以内返済予定の長期借入金　7,900百万円 長期借入金　56,700 計　64,600	※１．担保資産 (1)担保提供資産 現金及び預金　4,076百万円 建物　53,639 構築物　18,632 機械及び装置　22,908 船舶　6 車両及び運搬具　39 工具、器具及び備品　3,639 計　102,942 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　53,639百万円 (2)対応債務 １年以内返済予定の長期借入金　3,500百万円 長期借入金　35,900 計　39,400
※２．会社が発行する株式及び発行済株式総数 会社が発行する株式　普通株式　2,000,000株 　優先株式　185,000株 発行済株式総数　普通株式　1,541,112株 　優先株式　185,000株	※２．　――――――
３．　――――――	３．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当事業年度末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000百万円 借入実行残高　－ 差引額　5,000
４．配当制限 契約に付された配当制限は下記のとおりであります。 (1)平成17年８月19日付協調融資貸出契約により、配当金の支払あるいはその他の形式による株主への利益の分配を行う際には、以下の条項を満たすこととされています。 ①当該融資における半年毎の返済日に向け、毎月最大で1/6ずつの返済元利金積立を行うが、これとは別途、次回返済元利金の100％相当額が積立てられていること。 ②期限の利益喪失事由またはその差し迫った発生可能性が存在しないこと。 ③配当時点における直近のデットサービス・カバレッジ・レシオが1.75を超えていること。 （注）2)参照	４．配当制限 契約に付された配当制限は下記のとおりであります。 平成18年８月10日付協調融資貸出契約により、配当等についての決議を行う株主総会の招集について決定する取締役会等において、以下の条件を充足していることを要します。 (1)借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること。 (2)期限の利益喪失事由または利益喪失の可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと。

前事業年度 (平成18年３月31日)	当事業年度 (平成19年３月31日)
なお、当該契約には以下の財務制限条項が付されております。これらに違反した場合は、上記②の期限の利益喪失事由に該当します。 1)レバレッジ・レシオ 半期末毎の劣後条件の付されていない借入残高及び社債等の有利子負債残高から借入金返済を目的とする積立額を差し引き、当該半期末までの過去1年間における営業利益に同期間に発生した減価償却費及びその他の償却費を加えて求めたＥＢＩＴＤＡで除したレバレッジ・レシオを別途定められた水準以下に保つこと。 当面適用されるレバレッジ・レシオは以下のとおりであります。 平成19年３月末まで　5.50 平成20年９月末まで　5.25 平成21年９月末まで　4.75 2)デットサービス・カバレッジ・レシオ 半期末毎の過去１年間における営業キャッシュ・フローから投資キャッシュ・フローを差し引き、当該融資及び劣後条件の付されていない負債に充てられた利息支払額及び借入金返済を目的とする積立額を加えた金額を、劣後条件の付されていない負債及び期限前返済を除く当該融資の元利金返済額で除したデットサービス・カバレッジ・レシオを1.30以上に保つこと。 (2)平成10年３月30日付ユニバーサル・スタジオ・インク他ユニバーサル・グループ各社との「ユニバーサル・スタジオ・ジャパン」の企画，建設及び運営に関するライセンス契約(最終契約)により、下記の場合には配当を行うことはできません。 ①当該契約に定められた開発費用等の支払義務に違反している場合 ②ロイヤリティ等報酬の支払が延期されている場合 ５．資本の欠損 資本の欠損の額は36,325百万円であります。	なお、当該契約には以下の財務制限条項が付されております。これらに違反した場合は、上記(2)の期限の利益喪失事由に該当します。 ①レバレッジ・レシオ 年度末または半期末における劣後条件の付されていない有利子負債から所定の弁済金積立額等を差引き、当該計算時点より過去１年間の営業利益に同期間に発生した減価償却費その他償却費を加えて求めたＥＢＩＴＤＡで除したレバレッジ・レシオを以下のそれぞれの期間に定められた水準以下に保つこと。 平成21年３月末まで　3.50 平成23年９月末まで　3.25 平成26年３月末まで　3.00 ②修正デットサービス・カバレッジ・レシオ 毎年６月末日及び12月末日の各時点並びに追加的な債務負担を行った時点において、設備投資控除前で元利金返済前のキャッシュ・フロー（過去２年間のＥＢＩＴＤＡの平均値を基礎として所定の算式に従い計算されたもの）を、各々定められた時点での有利子負債から合理的に予測される各事業年度の元利金返済予想額（一定の法的劣後債務の元本部分を除く）で除した修正デットサービス・カバレッジ・レシオが貸出期限までの各年度において1.35を超えるよう維持すること。 ５．　――――――

（損益計算書関係）

前事業年度 (自　平成17年4月1日 至　平成18年3月31日)	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)
※1．「販売費及び一般管理費」の主要な費目及び金額は次のとおりであります。 役員報酬　912百万円 給料・手当　1,158 賞与引当金繰入額　120 退職給付費用　33 広告及び販売促進費　2,956 販売手数料　928 業務委託費　1,105 減価償却費　1,184 費用のおおよその割合 販売費　52% 一般管理費　48%	※1．「販売費及び一般管理費」の主要な費目及び金額は次のとおりであります。 役員報酬　547百万円 給料・手当　1,097 賞与引当金繰入額　203 役員賞与引当金繰入額　64 退職給付費用　46 広告及び販売促進費　2,969 販売手数料　1,044 業務委託費　688 減価償却費　864 費用のおおよその割合 販売費　57% 一般管理費　43%
※2．費用償還差益の内容は、ユニバーサル各社との契約に基づき、当社からグループ各社に負担金等を請求したときの入金額を処理するとともに、人件費等の費用を当社が負担することとしておりますが、一部は見積りで計上するため、その精算に伴い発生する差額であります。	※2．――――――
※3．――――――	※3．固定資産売却損の内容は車両及び運搬具にかかるものであります。
※4．固定資産除却損の内容は、次のとおりであります。 建物　19百万円 機械及び装置　4 車両及び運搬具　0 船舶　72 工具、器具及び備品　78 計　175	※4．固定資産除却損の内容は、次のとおりであります。 建物　223百万円 構築物　111 機械及び装置　409 車両及び運搬具　0 船舶　0 工具、器具及び備品　65 ソフトウェア　7 計　819

前事業年度 (自　平成17年4月1日 至　平成18年3月31日)	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)
※5．リファイナンス関連費用は、財務構造改革のために実施した、借入金の借り換えのための費用であり、内訳は以下のとおりであります。 期限前返済手数料　794百万円 シンジケート・ローン引受手数料　1,063 シンジケート・ローン組成事務手数料　455 弁護士報酬その他　382 計　2,695 ※6．ヘッジ会計終了損は、当事業年度においてヘッジ対象となっている借入金が消滅した金利スワップについて、ヘッジ会計の終了処理を行ったものであります。	※5．リファイナンス関連費用は、財務構造改革のために実施した、借入金の借り換えのための費用であり、内訳は以下のとおりであります。 協調融資貸出契約引受手数料　504百万円 協調融資貸出契約組成事務手数料　54 弁護士報酬その他　94 計　653 ※6．　――――――

（株主資本等変動計算書関係）

当事業年度（自平成18年4月1日　至平成19年3月31日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
発行済株式				
普通株式　（注）1	1,541	602	－	2,143
A種優先株式　（注）2	185	－	185	－
合計	1,726	602	185	2,143
自己株式				
A種優先株式　（注）3、4	－	185	185	－
合計	－	185	185	－

（注）1．普通株式の発行済株式総数の増加のうち370千株は、当社普通株式を対価とするA種優先株式の取得請求権の行使により普通株式を発行したことによる増加であります。
普通株式の発行済株式総数の増加のうち230千株は、公募新株を発行（払込期日：平成19年3月15日）したことによる増加分であります。
普通株式の発行済株式総数の増加のうち2千株は、新株予約権の権利行使により普通株式を発行したことによる増加であります。

2．A種優先株式の発行済株式総数の減少185千株は、自己株式の消却による減少であります。

3．A種優先株式の自己株式の株式数の増加185千株は、当社普通株式を対価とするA種優先株式の取得請求権の行使によりA種優先株式を自己株式として取得したことによる増加であります。

4．A種優先株式の自己株式の株式数の減少185千株は、自己株式の消却による減少であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当事業年度末残高（百万円）
			前事業年度末	当事業年度増加	当事業年度減少	当事業年度末	
提出会社	ストック・オプションとしての新株予約権（平成18年6月28日取締役会決議）	－					－
	ストック・オプションとしての新株予約権（平成18年7月14日取締役会決議）	－					－
合計		－					－

3．配当に関する事項

該当事項はありません。

（キャッシュ・フロー計算書関係）

前事業年度 （自　平成17年4月1日 至　平成18年3月31日）	当事業年度 （自　平成18年4月1日 至　平成19年3月31日）
※1．現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係 （平成18年3月31日現在） 現金及び預金　27,131百万円 現金及び現金同等物　27,131 2．重要な非資金取引の内容 当事業年度に新たに計上したファイナンス・リース取引に係る資産及び債務の額は、それぞれ272百万円であります。	※1．現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係 （平成19年3月31日現在） 現金及び預金　21,920百万円 現金及び現金同等物　21,920 2．重要な非資金取引の内容 当事業年度に新たに計上したファイナンス・リース取引に係る資産及び債務の額は、それぞれ9百万円であります。

（リース取引関係）

前事業年度 （自　平成17年4月1日 至　平成18年3月31日）	当事業年度 （自　平成18年4月1日 至　平成19年3月31日）
オペレーティング・リース取引（借主側） 未経過リース料 1年内　7百万円 1年超　2 合計　10	オペレーティング・リース取引（借主側） 未経過リース料 1年内　8百万円 1年超　0 合計　8

（有価証券関係）

時価評価されていない主な有価証券の内容

区分	前事業年度 (平成18年３月31日)	当事業年度 (平成19年３月31日)
	貸借対照表計上額（百万円）	貸借対照表計上額（百万円）
その他有価証券		
非上場株式	2	3

（デリバティブ取引関係）

１．取引の状況に関する事項

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
(1)取引の内容 当社の利用しているデリバティブ取引は、通貨関連では為替予約取引、通貨オプション取引及びクーポンスワップ取引、金利関連では金利スワップ取引であります。	(1)取引の内容 当社の利用しているデリバティブ取引は、通貨関連では為替予約取引及びクーポンスワップ取引、金利関連では金利スワップ取引であります。
(2)取引に対する取組方針 当社のデリバティブ取引は、将来の為替・金利の変動によるリスク回避を目的としており、投機的な取引は行わない方針であります。	(2)取引に対する取組方針 同左
(3)取引の利用目的 当社のデリバティブ取引は、通貨関連では外貨建金銭債権債務の為替変動リスクを回避し、安定的な利益を図る目的で、また金利関連では借入金利の将来の金利市場における金利上昇による変動リスクを回避する目的で利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ①ヘッジ会計の方法 繰延ヘッジ処理によっております。 ②ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、通貨オプション、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金	(3)取引の利用目的 当社のデリバティブ取引は、通貨関連では外貨建金銭債権債務の為替変動リスクを回避し、安定的な利益を図る目的で、また金利関連では借入金利の将来の金利市場における金利上昇による変動リスクを回避する目的で利用しております。 なお、当事業年度に利用したデリバティブ取引に対してヘッジ会計が適用されたものはありません。 ①ヘッジ会計の方法 同左 ②ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金

至　平成18年３月31日）	至　平成19年３月31日）
③ヘッジ方針 社内管理規程に基づき、金利や為替相場の市場変動によるリスクの回避を目的とし、投機目的の取引は行わない方針であります。 ④ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度において、ヘッジ対象となっている借入金が消滅した金利スワップについて、ヘッジ会計の終了処理を行っており、特別損失に「ヘッジ会計終了損」として計上しております。	③ヘッジ方針 同左 ④ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度においてヘッジ会計が適用されているデリバティブ取引はありません。
(4)取引に係るリスクの内容 為替予約取引、通貨オプション取引及びクーポンスワップ取引は為替相場の変動によるリスクを、金利スワップ取引は市場金利の変動によるリスクを有しております。 なお、当該デリバティブ取引の相手先は信用度の高い金融機関であるため、相手先の契約不履行にともなう信用リスクはほとんどないと判断しております。	(4)取引に係るリスクの内容 為替予約取引及びクーポンスワップ取引は為替相場の変動によるリスクを、金利スワップ取引は市場金利の変動によるリスクを有しております。 なお、当該デリバティブ取引の相手先は信用度の高い金融機関であるため、相手先の契約不履行にともなう信用リスクはほとんどないと判断しております。
(5)取引に係るリスク管理体制 デリバティブ取引の実行及び管理は、社内管理規程に基づいて経理・財務部が行っております。 取引の実行にあたっては必要に応じて社長等の決裁を得るとともに、結果についての報告を行っており、内部牽制機能が有効に作用する体制をとっております。	(5)取引に係るリスク管理体制 同左
(6)取引の時価等に関する事項についての補足説明 取引の時価等に関する事項についての契約額等は、あくまでもデリバティブ取引における名目的な契約額または計算上の想定元本であり、当該金額自体がデリバティブ取引のリスクの大きさを示すものではありません。	(6)取引の時価等に関する事項についての補足説明 同左

(1)通貨関連

区分	種類	前事業年度（平成18年３月31日）				当事業年度（平成19年３月31日）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引								
	売建								
	ＳＦＲ	－	－	－	－	49	－	△2	△2
	買建								
	ＵＳＤ	2,920	517	122	122	1,026	355	61	61
	ＳＦＲ	873	48	△6	△6	48	－	3	3
	小計	3,793	565	116	116	1,123	355	62	62
	クーポンスワップ取引 受取（ＵＳＤ） 支払（ＪＰＹ）	2,311	1,859	76	76	1,859	1,407	113	113
	小計	2,311	1,859	76	76	1,859	1,407	113	113
合計		6,104	2,425	192	192	2,983	1,763	176	176

（前事業年度）

（注）１．時価の算定方法
取引先金融機関から提示された価格等に基づき算定しております。
２．ヘッジ会計が適用されているデリバティブ取引は除いております。

（当事業年度）

（注）１．時価の算定方法
同左
２．　――――――

(2)金利関連

区分	種類	前事業年度（平成18年３月31日）				当事業年度（平成19年３月31日）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	金利スワップ取引 変動受取・固定支払	40,000	24,000	△987	△987	24,000	24,000	△539	△539
合計		40,000	24,000	△987	△987	24,000	24,000	△539	△539

（前事業年度）

（注）１．時価の算定方法
取引先金融機関から提示された価格等に基づき算定しております。
２．ヘッジ会計が適用されているデリバティブ取引は除いております。

（当事業年度）

（注）１．時価の算定方法
同左
２．　――――――

（退職給付関係）

1．採用している退職給付制度の概要

当社は、確定給付型の制度として退職一時金制度を採用しております。また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

2．退職給付債務に関する事項

	前事業年度 （平成18年３月31日）	当事業年度 （平成19年３月31日）
退職給付債務（百万円）	△753	△784
退職給付引当金（百万円）	△753	△784

3．退職給付費用に関する事項

	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
勤務費用（百万円）	236	154
利息費用（百万円）	11	13
数理計算上の差異の費用処理額（百万円）	△4	△16
退職給付費用（百万円）	243	151

4．退職給付債務等の計算の基礎に関する事項

	前事業年度 （平成18年３月31日）	当事業年度 （平成19年３月31日）
退職給付見込額の期間配分方法	ポイント基準	同左
割引率	2.0%	1.5%
数理計算上の差異の処理年数	発生年度に一括処理	同左

1．ストック・オプションの内容、規模及びその変動状況

(1)ストック・オプションの内容

	平成18年６月28日取締役会決議分 ストック・オプションA	平成18年７月14日取締役会決議分 ストック・オプションB
付与対象者の区分及び人数	当社の取締役２名	当社の取締役４名及び従業員742名
ストック・オプション数（注）	普通株式　57,033株	普通株式　27,962株
付与日	平成18年６月28日	平成18年７月18日
権利確定条件	該当事項はありません。	権利確定条件は付されておりません。なお、付与対象者が当社の取締役及び従業員の地位を失った場合は原則として権利行使をすることはできません。その他細目については、当社と付与対象者との間で締結した「新株予約権割当契約書」に定めております。
対象勤務期間	該当事項はありません。	該当事項はありません。
権利行使期間	平成18年６月28日から平成28年６月28日まで	平成18年７月18日から平成28年７月18日まで

（注）株式数に換算して記載しております。

(2)ストック・オプションの規模及びその変動状況

当事業年度において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

①　ストック・オプションの数

	平成18年６月28日取締役会決議分 ストック・オプションA	平成18年７月14日取締役会決議分 ストック・オプションB
権利確定前　　（株）		
前事業年度末	—	—
付与	57,033	27,962
失効	—	—
権利確定	57,033	27,962
未確定残	—	—
権利確定後　　（株）		
前事業年度末	—	—
権利確定	57,033	27,962
権利行使	—	2,049
失効	—	—
未行使残	57,033	25,913

② 単価情報

	平成18年6月28日取締役会決議分 ストック・オプションA	平成18年7月14日取締役会決議分 ストック・オプションB
権利行使価格　　（円）	22,500	22,500
行使時平均株価　　（円）	－	51,425
公正な評価単価（付与日）　　（円）	－	－

2．ストック・オプションの公正な評価単価の見積方法

上記のストック・オプションが付与された時点では当社株式は未公開株式であったため、公正な評価単価に代えストック・オプションの単位当たりの本源的価値を見積もる方法によっております。単位当たりの本源的価値の見積もりにあたって、ストック・オプションの原資産である自社の株式の評価方法は割引キャッシュ・フロー法を採用しております。

3．ストック・オプションの本源的価値の合計額

当事業年度末における本源的価値の合計額は2,388百万円であります。

当事業年度において権利行使されたストック・オプションの権利行使日における本源的価値の合計額は59百万円であります。

4．ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積もりは困難であるため、実績の失効数のみ反映させる方法を採用しております。

5．財務諸表への影響額

財務諸表への影響はありません。

（税効果会計関係）

前事業年度（自　平成17年4月1日　至　平成18年3月31日）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産	百万円
賞与引当金繰入	225
チケット前受金益金算入	1,264
退職給付引当金	305
繰越欠損金	7,689
その他	939
小計	10,425
評価性引当額	△10,425
合計	－
繰延税金負債	－
繰延税金資産の純額	－

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった項目別の内訳

税引前当期純損失のため、記載しておりません。

当事業年度（自　平成18年4月1日　至　平成19年3月31日）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産	百万円
賞与引当金	273
チケット前受金益金算入	1,429
退職給付引当金	337
繰越欠損金	5,670
その他	895
小計	8,606
評価性引当額	△8,606
合計	－
繰延税金負債	－
繰延税金資産の純額	－

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった項目別の内訳

	%
法定実効税率	40.6
役員賞与	6.5
住民税の均等割	0.2
税務上の繰越欠損金の利用	△54.0
評価性引当額	5.3
その他	1.6
税効果会計適用後の法人税等の負担率	0.2

（持分法損益等）

該当事項はありません。

【関連当事者との取引】

前事業年度（自平成17年4月1日　至平成18年3月31日）

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
その他の関係会社	有限会社クレインホールディングス	東京都港区	3	投資会社	（被所有）直接 42.75	兼任2名	－	増資（注）2(1)	20,000	－	－
主要株主	大阪市	大阪市北区	－	地方公共団体	（被所有）直接 12.98	兼任1名、派遣1名	資金の借入	建設資金の借入（注）2(2)	－	長期借入金	16,000
								利息の支払（注）2(2)	393	－	－
							事業用地の賃借及び使用許可に基づく使用	地代の支払（注）2(3)	712	－	－

(2) 兄弟会社等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
主要株主が議決権の過半数を所有している会社	株式会社大阪市開発公社	大阪市中央区	100	ビルの経営・管理、貸金業	－	－	資金の借入	運転資金の借入（注）2(2)	－	長期借入金	7,000
								利息の支払（注）2(2)	135	－	－
法人主要株主が議決権の過半数を所有している会社	ユニバーサル・シティ・スタジオ・エルエルエルピー	米国カリフォルニア州	100千米ドル	ライセンス管理	－	兼任2名	ライセンス契約	ロイヤリティの支払（注）2(4)	5,172	未払金	581

(3) 役員及び個人主要株主等

属性	会社等の名称	住所	たは出資金（百万円）	事業の内容または職業	所有（被所有）割合（%）	役員の兼任等	事業上の関係	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員	田中功	—	—	当社取締役	—	—	—	社宅の賃貸（注）2(5)	2	前払費用	0

（注）1．(1)～(3)の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

2．条件及び取引条件の決定方針等

(1) 増資については、当社の行った優先株式による第三者割当増資であり、発行価格は1株当たり45,000円であります。

(2) 大阪市及び株式会社大阪市開発公社からの資金の借入については、市場金利を勘案し借入条件を決定しております。

(3) 地代の支払いについては、大阪市よりテーマパーク用地の一部を賃借し、または大阪市からの使用許可に基づき使用している部分については、賃借料及び使用料は大阪市財産条例等に基づき決定しております。

(4) ロイヤリティの支払いについては、ユニバーサル・シティ・スタジオ・エルエルエルピーが契約している他のテーマパークの料率を比較検討し交渉の上、契約にて合意した料率で支払っております。

(5) 社宅の賃貸については、出向者に関する協定書に基づき当社が賃借している社宅物件に本人を居住させているものであります。なお、本人負担額は月額60千円となっており、所得税法上の経済的利益に対する所得税は発生しておりません。

(1) 親会社及び法人主要株主等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
主要株主	大阪市 (注) 2	大阪市北区	－	地方公共団体	(被所有) 直接 9.33	兼任1名	資金の借入	建設資金の借入 (注) 3 (1)	－	長期借入金	16,000
								利息の支払 (注) 3 (1)	340	未払費用	340
							事業用地の賃借及び使用許可に基づく使用	地代の支払 (注) 3 (2)	906	前払費用	42
										未払費用	13

(注) 1．上記の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

2．大阪市は、平成19年３月15日に当社が公募新株を発行したこと等により、主要株主に該当しなくなったため、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

3．取引条件及び取引条件の決定方針等

(1) 資金の借入については、市場金利を勘案し借入条件を決定しております。

(2) 地代の支払いについては、大阪市よりテーマパーク用地の一部を賃借し、または大阪市からの使用許可に基づき使用している部分については、賃借料及び使用料は大阪市財産条例等に基づき決定しております。

(2) 兄弟会社等

属性	会社等の名称	住所	たは出資金（百万円）	事業の内容または職業	所有（被所有）割合（%）	役員の兼任等	事業上の関係	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
親会社の子会社	ゴールドマン・サックス証券株式会社（注）2	東京都港区	83,616	証券業	－	－	借入金の借り換え	資金の借入	－	長期借入金	3,400
								利息の支払	21	未払費用	0
主要株主が議決権の過半数を所有している会社	株式会社大阪市開発公社（注）3	大阪市中央区	100	ビルの経営・管理、貸金業	－	－	資金の借入	運転資金の借入（注）5 (1)	－	長期借入金	7,000
								利息の支払（注）5 (1)	133	未払費用	133
法人主要株主が議決権の過半数を所有している会社	ユニバーサル・シティ・スタジオ・エルエルエルピー（注）4	米国カリフォルニア州	100千米ドル	ライセンス管理	－	兼任1名	ライセンス契約	ロイヤリティの支払（注）5 (2)	5,152	未払金	465

（注）1．上記の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

2．ゴールドマン・サックス証券株式会社は、平成18年10月においてゴールドマン・サックス証券会社が事業の譲渡を行って設立されました。
ゴールドマン・サックス証券株式会社の親会社であるザ・ゴールドマン・サックス・グループ・インクは、100%間接出資子会社である有限会社クレインホールディングスを通じて当社の議決権を所有しております。有限会社クレインホールディングスは、前事業年度末において当社の議決権を42.75%所有しており、その他の関係会社に該当しておりましたが、平成18年11月15日にＡ種優先株式の取得請求権を行使し普通株式へ転換したことにより、当社の議決権の所有割合が50.97%となり、その他の関係会社から親会社になりました。その後、平成19年３月15日に当社が公募新株を発行したこと等により、同社の当社に対する議決権の所有割合が41.52%に低下し、親会社からその他の関係会社になりました。なお、当事業年度末における同社の当社に対する議決権の所有割合は41.48%となっております。従いまして、ゴールドマン・サックス証券株式会社は、有限会社クレインホールディングスが当社の親会社であった期間のみ親会社の子会社として関連当事者に該当しておりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

3．株式会社大阪市開発公社は、大阪市が主要株主に該当しなくなったことに伴い、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

4．ユニバーサル・シティ・スタジオ・エルエルエルピーは、平成19年３月15日に当社が公募新株を発行したこと等により、同社の議決権の過半数を所有しているユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシーが主要株主に該当しなくなったことに伴い、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

5．取引条件及び取引条件の決定方針等

(1)株式会社大阪市開発公社からの資金の借入については、市場金利を勘案し借入条件を決定しております。

(2)ロイヤリティの支払いについては、ユニバーサル・シティ・スタジオ・エルエルエルピーが契約している他のテーマパークの料率を比較検討し交渉のうえ、契約にて合意した料率で支払っております。

(3)役員及び個人主要株主等

属性	会社等の名称	住所	資本金または出資金(百万円)	事業の内容または職業	議決権等の所有（被所有）割合(%)	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
役員	ヴァーノン・マックグーガン(注)2	－	－	当社取締役	－	－	－	社宅の賃貸(注)3	1	－	－

(注) 1．上記の金額のうち、取引金額には消費税等が含まれておりません。

2．取引金額は取締役に就任した平成18年６月28日から当事業年度末までの期間の取引金額を記載しております。

3．取引条件及び取引条件の決定方針等

社宅の家賃については、出向者に関する協定書に基づき当社が賃借している社宅物件に本人を居住させていたもので、平成18年８月以降は本人が全額負担しております。

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額　13,204円47銭 １株当たり当期純損失金額　3,159円65銭 なお、潜在株式調整後１株当たり当期純利益金額については、潜在株式は存在するものの１株当たり当期純損失であるため記載しておりません。	１株当たり純資産額　20,061円69銭 １株当たり当期純利益金額　1,973円91銭 潜在株式調整後１株当たり当期純利益金額　1,938円13銭

（注）１株当たり当期純利益金額または当期純損失金額及び潜在株式調整後１株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純利益金額		
当期純利益または当期純損失(△)（百万円）	△4,634	3,793
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益または当期純損失(△)（百万円）	△4,634	3,793
期中平均普通株式数（千株）	800	1,661
期中平均転換株式数（千株）	666	260
期中平均株式数（千株）	1,466	1,921
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	－	35
（うち新株予約権）	－	(35)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	――――――	――――――

(重要な後発事象)

前事業年度 (自　平成17年4月1日 至　平成18年3月31日)	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)
1．新株予約権の発行 平成18年6月28日開催の定時株主総会において、会社法第236条、第238条及び第239条の規定に基づき当社の取締役及び従業員に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、決議いたしました。 なお、当社取締役2名に対しては平成18年6月28日付で、その他の当社取締役及び従業員に対しては平成18年7月18日付で、新株予約権を発行いたしました。 その詳細は以下の通りとなっております。 (1) 平成18年6月28日の取締役会決議で発行した新株予約権A ①新株予約権の数 57,033個 ②新株予約権の目的となる株式の種類 普通株式 ③新株予約権の目的となる株式の数 57,033株 (注)1 ④新株予約権の行使時の払込金額 1株当たり22,500円 (注)2 ⑤新株予約権の行使期間 平成18年6月28日から平成28年6月28日まで ⑥新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額 発行価額　22,500円 資本組入額 11,250円 ⑦新株予約権の行使の条件 (注)3 ⑧新株予約権の譲渡に関する事項 譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。 (注)1. 平成18年6月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割(当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ)または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとします。 調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率 また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき(当社A種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします)は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。	1．新株予約権の発行 平成19年6月27日開催の定時株主総会において、取締役の報酬の一部として金銭による報酬とは別に、株式報酬型ストック・オプション公正価格分として年額25百万円以内とすること及び付与する新株予約権の内容を決議いたしました。その内容は以下の通りとなっております。 (1)新株予約権の総数 上記25百万円をオプション評価モデルを用いて合理的に算定された新株予約権1個当たりの公正価格により除して得られた個数（1個未満の端数は切捨てるものとします）を各事業年度に係る定時株主総会の日から1年以内の日に発行する新株予約権の数の上限とします。 (2)新株予約権の目的である株式の種類及び数 新株予約権1個当たりの目的となる株式の数（以下「付与株式数」といいます）は、当社普通株式1株とします。なお、当社が株式分割（当社普通株式の株式無償割当てを含みます）、株式併合等を行うことにより付与株式数を調整することが適切な場合は、当社は必要と認める調整を行うことができるものとします。 (3)新株予約権と引換えに払い込む金額 オプション評価モデルを用いて合理的に算定された公正価格を払込金額とする一方、新株予約権者に対して当該払込金額に相当する報酬を支給することとし、払込みに代えて当該報酬債権により相殺することとします。 (4)新株予約権の行使に際して出資される財産の価額 新株予約権1個当たりの行使に際して出資される財産の価額は、1株当たりの払込金額を1円とし、これに付与株式数を乗じた金額とします。 (5)新株予約権を行使することができる期間 新株予約権を割り当てる日から3年経過の日から10年経過の日までとします。 (6)譲渡による新株予約権の取得の制限 譲渡による新株予約権の取得については、当社取締役会の承認を要するものとします。 (7)新株予約権の行使の条件 新株予約権者は、原則として、行使の時点で当社の取締役の地位を有していることを要するものとします。ただし、当社取締役会が承認した場合等には取締役の地位を失った後においても新株予約権を行使できるものとします。 (8)新株予約権のその他の内容 その他の条件および細目については、新株予約権の募集事項を決定する取締役会で定めるものとします。

至　平成18年３月31日)	至　平成19年３月31日)
(注)2. 決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。 $\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$ また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。 $\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \frac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$ なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。 さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。 (注)3. 新株予約権の行使の条件は、次のとおりとなっております。 ①原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち３分の１ずつが権利行使可能となる。 ②新株予約権57,033個のうち45,026個については、平成19年12月31日より前に当社の株式公開が完了した場合には、当該株式公開の完了の時点で新株予約権の総数の50%が権利行使可能となる。 その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。	

(自 平成17年４月１日 至 平成18年３月31日)	(自 平成18年４月１日 至 平成19年３月31日)
(2) 平成18年７月14日の取締役会決議で発行した新株予約権Ｂ ①新株予約権の数　27,672個　(注)1 ②新株予約権の目的となる株式の種類 普通株式 ③新株予約権の目的となる株式の数 27,672株　(注)1、2 ④新株予約権の行使時の払込金額 １株当たり22,500円　(注)3 ⑤新株予約権の行使期間 (注)4 平成18年７月18日から平成28年７月18日まで ⑥新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額 発行価額　22,500円 資本組入額 11,250円 ⑦新株予約権の行使の条件 (注)5 ⑧新株予約権の譲渡に関する事項 譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。 (注)1. 新株予約権の数、目的となる株式の数は取締役会決議による新株予約権及び新株発行予定数から、退職等により権利を喪失した数を控除した平成19年１月31日現在の数を記載しております。 (注)2. 平成18年６月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割(当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ)または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。 調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率 また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき(当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします)は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。	

至　平成18年3月31日)	至　平成19年3月31日)
(注)3. 決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げるものとします。 $\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$ また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げるものとします。 $\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \frac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$ なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。 さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。 (注)4. 新株予約権の行使期間は、次のとおりとなっております。 ①新株予約権27,672個のうち23,884個については、原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち3分の1ずつが権利行使可能となる。但し、新株予約権者に割り当てられた新株予約権の総数が15個を下回っている場合は、平成18年12月31日から全部権利行使可能となる。 ②新株予約権27,672個のうち上記①以外の3,788個については、平成20年12月31日から平成28年7月14日まで権利行使可能である。	

(自 平成17年4月1日 至 平成18年3月31日)	(自 平成18年4月1日 至 平成19年3月31日)
(注)5. 新株予約権の行使の条件は、次のとおりとなっております。 ①新株予約権者は、行使の時点で、当社取締役または従業員の地位（以下「従業員等の地位」という）にある限りにおいて、新株予約権を行使することができる。 ②上記①にかかわらず、新株予約権者は、従業員等の地位を失った後においても、当社取締役会が認めた場合には、新株予約権を行使することができる。 ③また、上記①にかかわらず、新株予約権者は、②に該当しない場合であっても、従業員等の地位を失った日から５年間、従業員等の地位を失った日までに行使可能となっていた新株予約権を行使することができる。 ④新株予約権者は、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間は、新株予約権を行使することができない。 ⑤新株予約権者の相続人による新株予約権の行使はこれを認めない。 その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。	

至　平成18年３月31日)	至　平成19年３月31日)
２．資本金の額の減少 　当社は平成18年８月10日開催の取締役会及び平成18年９月13日開催の臨時株主総会において、早期に資本の欠損を解消して財務体質の健全化を図り、今後の資本政策等を円滑に遂行するため、資本金の額の減少決議をしております。 (1) 減少する資本金の額 　資本金の額52,500,010,000円を26,825,429,639円減少して25,674,580,361円とします。 (2) 資本金の額の減少の方法 　発行済株式総数の変更は行わず、資本金の額のみを減少する方法とします。 (3) 減資の日程 　①株主総会決議日　平成18年９月13日 　②債権者異議申述最終期日　平成18年９月11日 　③減資の効力発生日　平成18年９月13日	――――――
３．資本準備金の額の減少 　当社は平成18年８月10日開催の取締役会及び平成18年９月13日開催の臨時株主総会において、資本の欠損填補を目的とする資本準備金の額の減少決議をしております。 (1) 減少する資本準備金の額 　資本準備金の額の全額12,500,010,000円を減少します。 (2) 資本準備金の額の減少の日程 　①株主総会決議日　平成18年９月13日 　②債権者異議申述最終期日　平成18年９月11日 　③資本準備金の額の減少の効力発生日　平成18年９月13日	――――――

（自　平成17年4月1日 至　平成18年3月31日）	（自　平成18年4月1日 至　平成19年3月31日）
4．協調融資貸出契約の締結 　当社は平成18年8月10日開催の取締役会において、早期に株式公開を達成して財務体質の健全化を図るべく、下記内容の協調融資貸出契約の締結を決議し、同日付けで同契約を締結し、借入れを行いました。 　また、平成18年8月18日に当該契約に基づき、既存優先借入金の全額につきリファイナンスを実行いたしました。 　なお、平成18年9月15日をもって株式会社三井住友銀行及びゴールドマン・サックス証券株式会社の貸出債権及び貸出極度額の一部が住友信託銀行株式会社に譲渡されました。 　また、平成18年11月15日をもって株式会社三井住友銀行及びゴールドマン・サックス証券株式会社の貸出債権及び貸出極度額の一部が住友信託銀行株式会社、株式会社あおぞら銀行、中央三井信託銀行株式会社、カリヨン、株式会社関西アーバン銀行、株式会社三重銀行、三井住友海上火災保険株式会社、大和生命保険株式会社に譲渡されました。 （協調融資貸出契約の内容） (1) 組成金額 　市中銀行貸出Ａ　23,200百万円 　政投銀貸出Ａ　8,200百万円 　政投銀貸出Ｂ　8,000百万円 　市中銀行貸出Ｃ　7,400百万円 　政投銀貸出Ｃ　2,600百万円 　市中銀行貸出Ｄ　5,000百万円（貸出極度額） (2) 期間 　市中銀行貸出Ａ及び政投銀貸出Ａ 　平成18年8月18日～平成24年8月15日 　政投銀貸出Ｂ 　平成18年8月18日～平成26年4月15日 　市中銀行貸出Ｃ及び政投銀貸出Ｃ 　平成18年8月18日～平成24年8月15日 　市中銀行貸出Ｄ 　個別貸出期間1～6ヶ月期限一括返済 (3) アレンジャー 　株式会社三井住友銀行 　日本政策投資銀行 　ゴールドマン・サックス証券株式会社 　野村キャピタル・インベストメント株式会社 (4) エージェント 　株式会社三井住友銀行	――――――

至　平成18年３月31日)	至　平成19年３月31日)
(5) 参加金融機関 株式会社三井住友銀行 日本政策投資銀行 ゴールドマン・サックス証券株式会社 野村キャピタル・インベストメント株式会社 住友信託銀行株式会社 株式会社あおぞら銀行 中央三井信託銀行株式会社 カリヨン 株式会社関西アーバン銀行 株式会社三重銀行 三井住友海上火災保険株式会社 大和生命保険株式会社 (6) 財務制限条項 当該契約には以下の財務制限条項が付されております。これらに違反した場合は、期限の利益喪失事由に該当します。 ①レバレッジ・レシオ 年度末または半期末における劣後条件の付されていない有利子負債から所定の弁済金積立額等を差引き、当該計算時点より過去１年間の営業利益に同期間に発生した減価償却費その他償却費を加えて求めたＥＢＩＴＤＡで除したレバレッジ・レシオを以下のそれぞれの期間に定められた水準以下に保つこと。 平成21年３月末まで　3.50 平成23年９月末まで　3.25 平成26年３月末まで　3.00 ②修正デットサービス・カバレッジ・レシオ 毎年６月末日及び12月末日の各時点並びに追加的な債務負担を行った時点において、設備投資控除前で元利金返済前のキャッシュ・フロー（過去２年間のＥＢＩＴＤＡの平均値を基礎として所定の算式に従い計算されたもの）を、各々定められた時点での有利子負債から合理的に予測される各事業年度の元利金返済予想額（一定の法的劣後債務の元本部分を除く）で除した修正デットサービス・カバレッジ・レシオが貸出期限までの各年度において1.35を超えるよう維持すること。	

(自　平成17年4月1日 至　平成18年3月31日)	(自　平成18年4月1日 至　平成19年3月31日)
(7)配当制限 　配当等についての決議を行う株主総会の招集について決定する取締役会等において、以下の条件を充足していることを要します。 a) 借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること。 b) 期限の利益喪失事由または利益喪失の可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと。	

⑥【附属明細表】

【有価証券明細表】

有価証券の金額が資産の総額の100分の１以下であるため、財務諸表等規則第121条の規定により記載を省略しております。

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額または償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	69,539	1,691	255	70,975	17,336	2,964	53,639
構築物	25,970	1,075	51	26,994	8,362	1,417	18,632
機械及び装置	60,124	4,152	1,506	62,770	39,403	6,746	23,366
船舶	450	419	5	864	307	98	556
車両及び運搬具	1,012	4	5	1,011	665	137	346
工具、器具及び備品	20,732	860	728	20,863	16,885	2,062	3,977
建設仮勘定	1,436	7,027	8,182	281	－	－	281
有形固定資産計	179,265	15,231	10,735	183,761	82,961	13,427	100,800
無形固定資産							
ソフトウェア	3,933	48	152	3,829	3,441	250	387
その他の無形固定資産	144	－	－	144	63	9	81
無形固定資産計	4,078	48	152	3,974	3,505	259	469
長期前払費用	3,148	141	102	3,188	1,411	316	1,776
繰延資産							
株式交付費	30	－	－	30	20	10	10
繰延資産計	30	－	－	30	20	10	10

（注）１．当期増加額のうち主なものは、次のとおりであります。

建物

ハリウッド・ドリーム・ザ・ライドの乗降場等　1,146百万円

構築物

ピーターパンのネバーランドのメインタワー等　508百万円

機械及び装置

ハリウッド・ドリーム・ザ・ライドのライドシステム等　3,664百万円

２．当期減少額のうち主なものは、次のとおりであります。

機械及び装置

モンスター・メーキャップのショー装置の除却　909百万円

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	－	－	－	－
１年以内に返済予定の長期借入金	7,900	3,500	2.1	－
長期借入金（１年以内に返済予定のものを除く。）	79,700	58,900	2.3	平成20年～26年
その他の有利子負債				
リースに係る未払金	707	391	2.9	－
リースに係る長期未払金	965	581	2.9	平成20年～25年
計	89,272	63,373	－	－

（注）１．平均利率については、期末借入金残高に対する加重平均利率を記載しております。

２．長期借入金及びその他の有利子負債（１年以内に返済予定のものを除く。）の決算日後５年間の返済予定額は以下のとおりであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	3,500	5,220	5,220	8,330
その他の有利子負債	302	171	101	3
計	3,802	5,391	5,321	8,333

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	3	1	2	1	1
賞与引当金	556	674	556	－	674
役員賞与引当金	－	87	－	－	87
役員退職慰労引当金	42	1	20	23	－

（注）１．貸倒引当金の「当期減少額（その他）」は、洗替による戻入額であります。

２．役員退職慰労引当金の当期減少額のその他は、役員退職慰労金の打ち切り支給による取崩しに際し、その他の固定負債に振り替えた額であります。

(2)【主な資産及び負債の内容】

① 現金及び預金

区分	金額（百万円）
現金	957
預金	
普通預金	18,603
外貨普通預金	12
定期預金	2,347
小計	20,962
合計	21,920

② 売掛金

（イ）相手先別内訳

相手先	金額（百万円）
西日本旅客鉄道株式会社	441
株式会社ジェイティービー	312
三井住友カード株式会社	226
株式会社ジェーシービー	157
近畿日本ツーリスト株式会社	141
その他	785
合計	2,066

（ロ）売掛金の発生及び回収並びに滞留状況

前期繰越高（百万円） (A)	当期発生高（百万円） (B)	当期回収高（百万円） (C)	次期繰越高（百万円） (D)	回収率（%） $\frac{(C)}{(A)+(B)} \times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
1,844	29,014	28,792	2,066	93.3	24.6

（注）　当期発生高には消費税等が含まれております。

③ 商品

品目	金額（百万円）
雑貨	548
菓子類	31
服飾	181
その他	20
合計	782

④ 原材料

品目	金額（百万円）
肉類・乳製品類	5
魚介類	0
青果物	2
加工食品	11
その他	63
合計	83

⑤　貯蔵品

品目	金額（百万円）
スペアパーツ	750
ワードローブ	64
パイロ	42
その他	98
合計	955

⑥　買掛金

相手先	金額（百万円）
株式会社松風屋	84
株式会社あみだ池大黒	84
株式会社ユー・エス・イメージング	75
伊藤ハム株式会社	60
国分株式会社	46
その他	716
合計	1,068

⑦　前受金

品目	金額（百万円）
パートナーシップフィー	9,052
年間パス	3,690
その他	1,024
合計	13,766

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	毎事業年度の末日の翌日から３ヶ月以内
基準日	３月31日
株券の種類	１株券、10株券、100株券、1,000株券、5,000株券、10,000株券
剰余金の配当の基準日	９月30日、３月31日
単元株式数	―
株式の名義書換え	
取扱場所	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社　証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社　全国各支店
名義書換手数料	無料
新券交付手数料	無料
株券喪失登録	
株券喪失登録申請料	１件につき　　10,000円
株券登録料	株券１枚につき　　500円
単元未満株式の買取り	
取扱場所	―
株主名簿管理人	―
取次所	―
買取手数料	―
公告掲載方法	電子公告により行う。但し、事故その他のやむを得ない事由によって電子公告による公告を行うことができない場合は、日本経済新聞に掲載する方法により行う。 公告掲載ＵＲＬ http://ir.usj.co.jp/ja/AccountingAnnounce.html
株主に対する特典	該当事項はありません。

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、証券取引法第24条の７第１項に規定する親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1)有価証券届出書（有償一般募集増資及び売出し）及びその添付書類

平成19年２月13日近畿財務局長に提出。

(2)臨時報告書

平成19年２月13日近畿財務局長に提出。

企業内容等の開示に関する内閣府令第19条第1項及び同条第２項第１号の規定（本邦以外の地域における有価証券の売出しの開始）に基づく臨時報告書であります。

(3)有価証券届出書の訂正届出書

平成19年２月26日及び平成19年３月６日近畿財務局長に提出。

平成19年２月13日提出の有価証券届出書に係る訂正届出書であります。

(4)臨時報告書の訂正報告書

平成19年２月26日及び平成19年３月６日近畿財務局長に提出。

平成19年２月13日提出の臨時報告書に係る訂正報告書であります。

(5)臨時報告書

平成19年３月16日関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号(親会社の異動）及び第４号（主要株主の異動）の規定に基づく臨時報告書であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年２月９日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　佐藤　雄一　印

指定社員
業務執行社員　公認会計士　川井　一男　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成17年４月１日から平成18年３月31日までの第12期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、キャッシュ・フロー計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ユー・エス・ジェイの平成18年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に以下の事項が記載されている。

1　会社は平成18年６月28日開催の定時株主総会の決議に基づき、取締役２名に対しては平成18年６月28日付で、その他の取締役及び従業員に対しては平成18年７月18日付で、ストック・オプションとして新株予約権を発行した。

2　会社は平成18年８月10日開催の取締役会及び平成18年９月13日開催の臨時株主総会において、資本金の額及び資本準備金の額の減少決議を行っており、平成18年９月13日にその効力が発生した。

3　会社は平成18年８月10日開催の取締役会において、協調融資貸出契約の締結を決議し、同日付けで同契約を締結し、平成18年８月18日に既存優先借入金の全額のリファイナンスを実行した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注)　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券届出書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年６月27日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	山中　俊廣	印
指定社員 業務執行社員	公認会計士	川井　一男	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成18年４月１日から平成19年３月31日までの第13期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書、キャッシュ・フロー計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ユー・エス・ジェイの平成19年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成19年６月27日開催の定時株主総会において、取締役の報酬の一部として、株式報酬型ストック・オプション公正価格分を年額25百万円以内とすること及び付与する新株予約権の内容を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注)　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

END